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TABLE OF CONTENTS
INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on June 6, 2008

No. 333-142383

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3 to

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GT Solar International, Inc.
(Exact name of registrant as specified in our charter)

Delaware (State or other jurisdiction of incorporation or organization)	3674 (Primary Standard Industrial Classification Code Number)	03-0606749 (I.R.S. Employer Identification No.)

243 Daniel Webster Highway
Merrimack, New Hampshire 03054
Telephone: (603) 883-5200
Telecopy: (603) 595-6993
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Edwin L. Lewis
General Counsel
243 Daniel Webster Highway
Merrimack, New Hampshire 03054
Telephone: (603) 883-5200
Telecopy: (603) 595-6993
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:
Eva H. Davis Kirkland & Ellis LLP 777 South Figueroa Street Los Angeles, California 90017 Telephone: (213) 680-8400 Telecopy: (213) 680-8500	Dennis M. Myers, P.C. Kirkland & Ellis LLP 200 East Randolph Drive Chicago, Illinois 60601 Telephone: (312) 861-2000 Telecopy: (312) 861-2200	Alan F. Denenberg Davis Polk & Wardwell 1600 El Camino Real Menlo Park, California 94025 Telephone: (650) 752-2000 Telecopy: (650) 752-2111

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☐

         If this Form is filed to registered additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay our effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 6, 2008

                  Shares

GT Solar International, Inc.

Common Stock

        This is our initial public offering of shares of our common stock. All of the shares of common stock are being sold by the selling stockholders named in this prospectus. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders. Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $      and $      per share. We have applied to list our common stock on the Nasdaq Global Market under the symbol "SOLR."

        The underwriters have an option to purchase from the selling stockholders a maximum of additional shares to cover over-allotments of shares.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 8.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to the Selling Stockholders
Per Share	$	$	$
Total	$	$	$

        Delivery of the shares of common stock will be made on or about            , 2008.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	UBS Investment Bank
Banc of America Securities LLC
Deutsche Bank Securities	Piper Jaffray	Thomas Weisel Partners LLC

The date of this prospectus is            , 2008.

        You should rely only on the information contained in this prospectus or in any related free writing prospectus filed with the Securities and Exchange Commission and used or referred to in an offering to you of these securities. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

        Until            , 2008 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

        This summary highlights information found elsewhere in this prospectus. Because it is a summary, it may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, particularly the "Risk Factors" beginning on page 8 and our consolidated financial statements and the related notes thereto. Unless the context specifically indicates otherwise, references in this prospectus to: (i) "we," "us" and "our" refer collectively to GT Solar International, Inc. and its subsidiaries, including its principal operating subsidiary, GT Solar Incorporated (formerly known as GT Equipment Technologies, Inc.), and their respective predecessors; (ii) Predecessor refers to our predecessor for accounting purposes, GT Equipment Technologies, Inc., with respect to its results of operations for periods prior to its acquisition by GT Solar Holdings, LLC on January 1, 2006; and (iii) GT Solar refers to us with respect to our results of operations for periods following such acquisition. For comparison purposes, we have combined the results of operations and cash flows of our Predecessor for the period from April 1 to December 31, 2005 with those of GT Solar for the period from January 1 to March 31, 2006.

Our Company

        We are a leading global provider of specialized manufacturing equipment and services essential for the production of photovoltaic, or PV, wafers, cells and modules and polysilicon. Our principal products are directional solidification systems, or DSS units, and chemical vapor deposition, or CVD, reactors and related equipment. DSS units are specialized furnaces used to melt polysilicon and cast multicrystalline ingots from which solar wafers are made. CVD reactors are used to react gases at high temperatures and pressures to produce polysilicon, the key raw material used in solar cells. Our customers include several of the world's largest solar companies as well as companies in the chemical industry. The use of our products requires substantial technical know-how and most of our customers rely on us to design and optimize their production processes as well as train their employees in the use of our equipment.

        We operate through two segments: our PV business and our polysilicon business. Our PV business manufactures and sells DSS units, wafer cleaning and etch systems, slurry recovery systems, cell testing and sorting equipment and tabber/stringer machines, as well as related parts and services. We sell our PV products separately and as part of premium "turnkey solutions," where we bundle equipment, including third party equipment, with design and integration expertise. Our polysilicon business sells CVD reactors and related equipment that facilitate the entry of new participants into the polysilicon industry. As of March 31, 2008, we had received nine orders for an aggregate of 176 CVD reactors from six customers. The first of these CVD reactors were delivered to the customer in August 2007, and we believe they are currently producing polysilicon, but we will not recognize any revenue related to these orders for CVD reactors until pre-established reactor output performance criteria have been met and final acceptance by the respective customer has been confirmed.

        Demand for our products has increased significantly over the past several years as a result of the substantial investments in manufacturing capacity made by solar silicon, wafer, cell and module manufacturers to meet growing demand for their products. From the fiscal year ended March 31, 2006 (on a combined basis) to the fiscal year ended March 31, 2008, our revenues grew at a compound annual growth rate of 128% from $46.8 million to $244.1 million. Our net loss for the fiscal year ended March 31, 2006 (on a combined basis) was $(21.8) million, and our net income for the fiscal year ended March 31, 2008 was $36.1 million. As of March 31, 2008, we had received signed purchase orders or other written contractual commitments, which we consider our order backlog, with a value of approximately $1.3 billion. We expect to convert approximately one-half of our order backlog to revenues by March 31, 2009. Order backlog as of any particular date should not be relied upon as indicative of our revenues for any future period and we have only recently begun to track our order backlog on a consistent basis as a performance measure.

Market Opportunity

        PV systems are used in industrial, commercial and residential applications to convert sunlight directly into electricity. Higher global energy prices, increased environmental awareness and the desire for energy independence are accelerating the adoption of renewable energy sources, including solar power. Governments around the world have also implemented various tariffs, tax credits and other incentives designed to encourage the use of renewable energy sources, including solar power.

        According to Solarbuzz, the global PV market grew to an estimated 2,826 megawatts, or MW, in 2007, as measured by total PV modules delivered to installation sites during that year, representing a compounded annual growth rate of over 47% since 2003. Solarbuzz estimates that PV industry revenues were approximately $17 billion in 2007. Solarbuzz projects that the global PV market and PV industry revenues will reach 9,917 MW and $39 billion, respectively, in 2012 in its "Green World" scenario, which we believe represents the most appropriate of three forecast scenarios published by Solarbuzz because it balances further growth resulting from increased development of governmental incentive programs with anticipated continued polysilicon supply constraints.

        The anticipated continued growth of the PV industry is expected to result in increased investment in manufacturing capacity by polysilicon producers and solar companies. Total capital expenditures associated with new manufacturing capacity for the production of crystalline silicon PV products in 2007 were approximately $5 billion, according to Solarbuzz. Approximately $2 billion of 2007 total capital expenditures were spent on new polysilicon production capacity. In its "Green World" scenario, Solarbuzz estimates that, at the low end of its forecasts, 193,000 metric tons, or MT, of polysilicon production capacity will be added by existing producers and new entrants from 2007 to 2012.

Our Competitive Strengths

        We believe that the following strengths enable us to compete effectively and to capitalize on the rapid growth of the global PV market:

  •
  leading market position in specialized furnaces essential for the production of multicrystalline solar wafers;

  •
  recognized enabler of new entrants to the polysilicon industry;

  •
  large installed base of PV equipment;

  •
  established relationships with many of the world's leading solar companies;

  •
  turnkey solutions capability;

  •
  established presence in China, a major growth market for solar manufacturing;

  •
  outsourced manufacturing model; and

  •
  experienced management team.

Our Growth Strategy

        To increase our market share and optimize our financial performance, we have adopted the following strategies:

  •
  to enable the solar industry to achieve production cost parity with conventional power sources;

  •
  continue to introduce new products;

  •
  maintain focus on customer satisfaction;

  •
  expand global sales and service presence;

  •
  leverage our installed base to increase our sales of parts, upgrades, services and consumables;

  •
  continue operational improvements; and

  •
  acquire complementary technologies or businesses.

Our Challenges

        The successful execution of our strategies is subject to certain risks, uncertainties and challenges, including: we may be unable to manage our expansion effectively; we depend on a small number of customers; our success depends on the sale of a limited number of products; we depend on a limited number of third party suppliers; we may face product liability claims and/or claims in relation to third party equipment; amounts included in our order backlog may not result in revenue or translate into profits; we may be unable to protect our intellectual property adequately; and we may face intellectual property claims by third parties.

        You should carefully consider the information in the "Risk Factors" section of this prospectus beginning on page 8 before investing in our common stock.

Corporate Information

        Our business was founded in 1994. Effective January 1, 2006, GT Solar Incorporated, which was formerly known as GT Equipment Technologies, Inc., was acquired by GT Solar Holdings, LLC, a newly formed company controlled by GFI Energy Ventures LLC, a private equity investment firm focused on the energy sector, which we refer to in this prospectus as "GFI." For ease of reference, we refer to this acquisition in this prospectus as the "Acquisition."

        The issuer of the common stock in this offering, GT Solar International, Inc., was originally incorporated in Delaware in September 2006. On September 27, 2006, we completed an internal reorganization through which GT Solar International, Inc. became the parent company of our principal operating subsidiary, GT Solar Incorporated. Prior to the reorganization, GT Solar International, Inc. did not conduct any operations or own any material assets.

        Our principal executive offices are located at 243 Daniel Webster Highway, Merrimack, New Hampshire 03054. Our telephone number is (603) 883-5200 and our web site address is www.gtsolar.com. We do not incorporate the information on our web site into this prospectus and you should not consider any information on, or that can be accessed through, our web site as part of this prospectus.

The Offering

Common stock offered by the selling stockholders	shares
Common stock outstanding after this offering	shares
Over-allotment option from certain selling stockholders	shares
Use of proceeds
We will not receive any proceeds from this offering. All of the shares of common stock are being sold by the selling stockholders named in this prospectus. GT Solar Holdings, LLC will use the net proceeds it receives in connection with this offering to make a distribution to its shareholders. See "Use of Proceeds."
Dividend policy
We do not intend to pay dividends on our common stock for the foreseeable future, other than an anticipated dividend of $ million we intend to pay our existing stockholders, including GT Solar Holdings, LLC, immediately prior to the closing of this offering. GT Solar Holdings, LLC will use the proceeds of the dividend to make a distribution to its shareholders.
Proposed Nasdaq Global Market symbol	"SOLR"
Risk factors	You should carefully read and consider the information set forth under "Risk Factors" and all other information set forth in this prospectus before investing in our common stock.

        The number of shares of our common stock that will be outstanding after this offering excludes 384,267 shares of common stock issuable upon the exercise of outstanding options as of March 31, 2008, at a weighted average exercise price of $65.56 per share, and 245,733 additional shares of common stock reserved for issuance under our equity incentive plans. See "Executive Compensation," "Description of Capital Stock" and "Shares of Our Common Stock Eligible for Future Sale" for more information.

        Except as otherwise indicated, all information in this prospectus reflects:

  •
  no exercise of the underwriters' over allotment option;

  •
  a    -to-one stock split to be effected prior to the completion of this offering; and

  •
  the effectiveness of our amended and restated certificate of incorporation and amended and restated by-laws prior to the completion of this offering.

Summary Consolidated Financial Information

        The summary financial data for the period from April 1, 2005 through December 31, 2005 have been derived from the historical consolidated financial statements of the Predecessor, and the summary financial data for the period from January 1, 2006 through March 31, 2006 and as of and for the fiscal years ended March 31, 2007 and 2008 have been derived from the historical consolidated financial statements of GT Solar, all of which have been audited by Ernst & Young LLP, independent registered public accounting firm, and included elsewhere in this prospectus. The summary financial data as of March 31, 2006 have been derived from the audited historical financial statements of the Successor which are not included in this prospectus. Historical results are not necessarily indicative of the results expected in the future.

        The following financial data as of March 31, 2006, for the period from January 1, 2006 through March 31, 2006 and as of and for the fiscal years ended March 31, 2007 and 2008 reflect the consolidated financial position, results of operations and cash flows of GT Solar subsequent to the date of the Acquisition and includes adjustments required under the purchase method of accounting. In addition, the balance sheet data of GT Solar as of January 1, 2006, include adjustments required under the purchase method of accounting. In accordance with the requirements of purchase accounting, the assets and liabilities of GT Solar were adjusted to their estimated fair values and the resulting goodwill was recorded as of the transaction date. The application of purchase accounting will generally result in higher depreciation and amortization expense in future periods. Accordingly, the accompanying consolidated financial information of the Predecessor and GT Solar are not comparable in all material respects because of the effects of purchase accounting.

        Prospective investors should read the data presented below together with, and qualified by reference to, the "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus.

	Predecessor	GT Solar	Combined Predecessor/ GT Solar	GT Solar
	April 1, 2005 to December 31, 2005(1)	January 1, 2006 to March 31, 2006	Fiscal Year Ended March 31, 2006(2)	Fiscal Year Ended March 31, 2007	Fiscal Year Ended March 31, 2008
	(dollars in thousands, except share and per share amounts)
Statement of Operations Data:
Revenue	$44,648	$2,106	$46,754	$60,119	$244,052
Cost of Revenue	25,892	2,442	28,334	36,284	151,709

Gross Profit (Loss)	18,756	(336)	18,420	23,835	92,343
Research and Development	1,157	659	1,816	3,810	10,517
Selling, General, Administrative and Marketing	28,391	4,402	32,793	18,309	31,887
Amortization of Intangible Assets(3)	564	3,862	4,426	15,446	3,018

Income (Loss) From Operations	(11,356)	(9,259)	(20,615)	(13,730)	46,921
Net Interest Income (Expense)	(137)	(220)	(357)	(774)	4,892
Other Income (Expense)(4)	(3,407)	(82)	(3,489)	(5,667)	(1,244)

Income (Loss) before Income Taxes	(14,900)	(9,561)	(24,461)	(20,171)	50,569
Provision for (benefit from) Income Taxes	—	(2,627)	(2,627)	(1,816)	14,464

Net Income (Loss)	$(14,900)	$(6,934)	$(21,834)	$(18,355)	$36,105

Income (Loss) Per Common Share:
Basic	$(48.67)	$(0.83)	$(2.61)	$(2.19)	$4.31
Diluted	(48.67)	(0.83)	(2.61)	(2.19)	4.26
Shares used to Compute Income (Loss) Per Share:
Basic	306,126	8,370,000	8,370,000	8,370,000	8,370,000
Diluted	306,126	8,370,000	8,370,000	8,370,000	8,474,048
Balance Sheet Data (at end of period)(5):
Cash and Cash Equivalents	$3,192	$6,026	$6,026	$74,059	$54,839
Restricted Cash(6)	1,846	567	567	9,322	164,028
Deferred Revenue	1,865	24,076	24,076	64,667	164,190
Working Capital(7)	(1,517)	(3,273)	(3,273)	(11,234)	33,039
Total Debt	15,000	15,000	15,000	15,934	—
Stockholders' Equity	67,763	63,827	63,827	47,098	91,641
Cash Flow Data:
Cash provided by (used in):
Operating Activities	$3,771	$3,045	$6,816	$70,659	$1,532
Investing Activities	(556)	(211)	(767)	(2,324)	(4,841)
Financing Activities	(3,701)	—	(3,701)	(305)	(15,934)
Other	—	—	—	3	23

Net Increase (Decrease) in Cash and Cash Equivalents	$(486)	$2,834	$2,348	$68,033	$(19,220)

Other Financial Data:
Depreciation and Amortization	$432	$3,995	$4,427	$16,067	$4,052
Capital Expenditures	497	115	612	1,801	4,483

(footnotes on next page)

(1)
In connection with the Acquisition, the Predecessor repurchased all of its outstanding stock options for approximately $24.1 million, which is calculated as the aggregate of the difference between the exercise price of such options and the common stock acquisition price. This payment was subsequently reimbursed by GT Solar Holdings, LLC, and was recorded as compensation expense by the Predecessor in the period from April 1, 2005 to December 31, 2005. This compensation expense was allocated to employees associated with the following expenses: Cost of Revenues—$0.4 million; Research and Development—$0.1 million; Selling and Marketing—$0.8 million; and General and Administrative—$23.0 million.

(2)
The combined fiscal year ended March 31, 2006, represents the mathematical addition of our Predecessor's results of operations from April 1, 2005 to December 31, 2005, and GT Solar's results of operations from January 1, 2006 to March 31, 2006. We have included the combined financial information in order to facilitate a comparison with our other fiscal years. This presentation is not consistent with generally accepted accounting principles in the United States, or U.S. GAAP, and may yield results that are not strictly comparable on a period-to-period basis primarily due to (i) the impact of required purchase accounting adjustments and (ii) the new basis of accounting established on the closing date of the Acquisition. Such results are not necessarily indicative of what the results for the respective periods would have been had the Acquisition not occurred.

(3)
The application of purchase accounting in connection with the Acquisition resulted in the recording of approximately $30.3 million of intangible assets, the amortization of which amounted to approximately $3.9 million for the period from January 1, 2006 to March 31, 2006 and approximately $15.4 million and $2.8 million for the fiscal years ended March 31, 2007 and 2008, respectively. For more information on the impact of purchase accounting adjustments, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Effects of the Acquisition by GT Solar Holdings, LLC."

(4)
For the period from April 1, 2005 to December 31, 2005, other expense includes approximately $3.4 million in costs associated with the Acquisition. For the fiscal year ended March 31, 2007, other expense includes approximately $5.8 million of costs related to a proposed equity offering that was abandoned in November 2006 and our initial public offering. For the fiscal year ended March 31, 2008, other expense includes approximately $1.6 million of costs related to our initial public offering.

(5)
Balance sheet data as of December 31, 2005 reflects adjustments recorded immmediately after the Acquisition on January 1, 2006 as discussed further in Note 4 to the consolidated financial statements.

(6)
Restricted cash includes cash held in escrow as collateral in respect of outstanding letters of credit related to customer deposits and as security for interest and other bank fees.

(7)
Working capital represents current assets minus current liabilities.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before making a decision to invest in our common stock. If any of the following risks occur, our business, financial conditions or results of operations may be materially and adversely affected. In that event, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Relating to our Business Generally

        We may be unable to manage our expansion effectively.

        We expect to expand our business significantly in order to meet our current and expected contractual obligations and to satisfy anticipated increased demand for our products and services. To manage the expansion of our operations, we will be required to improve our operational, information technology and financial systems, procedures and controls, increase manufacturing, distribution, sales and marketing capacity and, train and manage our growing employee base. Our management will also be required to manage an increasing number of relationships with customers, suppliers and other third parties, as well as procure new customers and suppliers. In addition, our current and planned operations, personnel, systems and internal procedures and controls might be inadequate to support our anticipated future growth. If we cannot manage our growth effectively, we may be unable to take advantage of market opportunities, execute our business strategies or respond to competitive pressures, any of which could have a material adverse effect on our financial condition, results of operations, business and/or prospects.

        We currently depend on a small number of customers in any given fiscal year for a substantial part of our sales and revenue.

        In each fiscal year, we depend on a small number of customers for a substantial part of our sales and revenue. For example, in the fiscal year ended March 31, 2006 (on a combined basis), three customers accounted for 64% of our revenue; in the fiscal year ended March 31, 2007, three customers accounted for 70% of our revenue; and in the fiscal year ended March 31, 2008, one customer accounted for 62% of our revenue. In addition, as of March 31, 2008, we had a $1.3 billion order backlog, of which $769 million was attributable to three customers. As a result, the default in payment by any of our major customers, the loss of existing orders or lack of new orders in a specific financial period, or a change in the product acceptance schedule by such customers in a specific financial period, could significantly reduce our revenues and have a material adverse effect on our financial condition, results of operations, business and/or prospects. We anticipate that our dependence on a limited number of customers in any given fiscal year will continue for the foreseeable future. There is a risk that existing customers will elect not to do business with us in the future or will experience financial difficulties. Furthermore, many of our customers are at an early stage and many are dependent on the equity capital markets to finance their purchase of our products. As a result, these customers could experience financial difficulties and become unable to fulfill their contracts with us. There is also a risk that our customers will attempt to impose new or additional requirements on us that reduce the profitability of those customers for us. If we do not develop relationships with new customers, we may not be able to increase, or even maintain, our revenue, and our financial condition, results of operations, business and/or prospects may be materially adversely affected.

        Our success depends on the sale of a limited number of products.

        A significant portion of our operating profits has historically been derived from sales of DSS units, with DSS sales accounting for 72% of our revenue in the fiscal year ended March 31, 2006 (on a combined basis), 85% of our revenue in the fiscal year ended March 31, 2007 and 86% of our revenue in the fiscal year ended March 31, 2008. There can be no assurance that DSS sales will increase beyond, or be maintained at, past levels. Factors affecting the level of future DSS sales include factors beyond our control, including, but not limited to, competing product offerings by other PV equipment manufacturers. There can be no assurance that we will be able to successfully diversify our product offering to include, for example, additional CVD reactors and converters, and thereby increase our revenue and/or maintain our profits in the event of a decline in DSS sales. If sales of DSS units decline for any reason, our financial condition, results of operations, business and/or prospects could be materially adversely affected.

        We depend on a limited number of third party suppliers.

        We use component parts supplied by a small number of third party suppliers in our products and source most equipment used in our turnkey solutions from third party suppliers. We do not have any long-term agreements with our suppliers, which leaves us vulnerable to the risk that our suppliers may change the terms on which they have previously supplied products to us or cease supplying products to us at any time and for any reason. There is no guarantee that we will maintain relationships with our existing suppliers or develop new relationships with other suppliers. In addition, many of our suppliers are small companies that may cease operations for any reason, including financial viability reasons, and/or may be unable to meet increases in our demand for component parts and equipment, as we expand and grow our business. We are also dependent on our suppliers to maintain the quality of the components we use and the increased demands placed on these suppliers as we continue to grow may result in quality control problems. We may be unable to identify replacement or additional suppliers or qualify their products in a timely manner and on commercially reasonable terms. Component parts supplied by new suppliers may also be less suited to our products than the component parts supplied by our existing suppliers. Certain of the component parts used in our products have been developed, made or adapted specifically for us. Such parts are not generally available from many vendors and could be difficult to source elsewhere. As a result, there may be a significant time lag in securing an alternative source of supply.

        Our failure to obtain sufficient component parts and/or third party equipment that meet our requirements in a timely manner and on commercially reasonable terms could interrupt or impair our ability to fabricate our products and provide turnkey solutions, and may adversely impact our plans to expand and grow our business, as well as result in a loss of market share. Further, such failure may prevent us from delivering our products as required by the terms of our contracts with our customers, and may harm our reputation and result in breach of contract and other claims being brought against us by our customers. Any changes to our current supply arrangements, whether to the terms of supply from existing suppliers or to the identity of our suppliers, may also increase our costs.

        As a result of any of the foregoing factors, our financial condition, results of operations, business and/or prospects could be materially adversely affected.

        We may face product liability claims and/or claims in relation to third party equipment.

        It is possible that our products could result in property damage and/or personal injury, whether by product malfunctions, defects, improper use or installation or other causes. We cannot predict whether or not product liability claims will be brought against us or the effect of any resulting negative publicity on our business, which may include loss of existing customers, failure to attract new customers and a decline in sales. The successful assertion of product liability claims against us could result in potentially significant monetary damages being payable by us, and we may not have adequate resources to satisfy any judgment against us. Furthermore, it may be difficult to determine whether any damage or injury was due to product malfunction or operator error. For example, two of our customers have experienced accidents at their respective facilities involving our DSS units, the most recent of which occurred in December 2006, and resulted in two deaths. To date, we have not received any product liability or other claims with respect to such accidents. The bringing of product liability claims against us, whether ultimately successful or not, could have a material adverse effect on our financial condition, results of operations, business and/or prospects.

        We provide third party equipment in connection with both turnkey solutions and stand-alone sales. There can be no guarantee that such third party equipment will function in accordance with our intended or specified purpose or that the customer's personnel, in particular those who are inexperienced in the use of the specialized equipment sold by us, will be able to install and operate it, which may result in the return of products and/or claims by the customer against us. For example, we have received complaints from two customers regarding the performance of third party equipment we supplied as part of turnkey solutions. We believe that we have satisfactorily resolved these complaints and in both instances provided additional equipment and/or price discounts to the customer. In the event of a claim against us, there is no guarantee that we will be able to recover all or any of our loss from the third party equipment provider. Any such claim, in particular in the case of a turnkey solution where the customer may return other equipment sold by us or cancel related orders, could have a material adverse effect on our financial condition, results of operations, business and/or prospects.

        Our future success depends on our management team and on our ability to attract and retain key employees and to integrate new employees into our management team successfully.

        We are dependent on the services of our management team. Although certain of these individuals are subject to service agreements with us, any and all of them may choose to terminate their employment with us on thirty or fewer days' notice. The loss of any member of the management team could have a material adverse effect on our financial condition, results of operations, business and/or prospects. There is a risk that we will not be able to retain or replace these or other key employees. Integrating new employees into our management team could prove disruptive to our daily operations, require a disproportionate amount of resources and management attention and ultimately prove unsuccessful. This may have a material adverse effect on our financial condition, results of operations, business and/or prospects.

        Amounts included in our order backlog may not result in actual revenue or translate into profits.

        As of March 31, 2008, our order backlog was approximately $1.3 billion, a portion of which has subsequently been recognized as revenue. Although this amount is based on signed purchase orders or other written contractual commitments, we cannot guarantee that our order backlog will result in actual revenue in the originally anticipated period or at all. In addition, the contracts included in our order backlog may not generate margins equal to our historical operating results. We have only recently begun to track our order backlog on a consistent basis as a performance measure and, as a result, we do not have significant experience in determining the level of realization that we will actually acheive on our backlog. Our customers may experience project delays or cancel orders as a result of external market factors and economic or other factors beyond our control. If our order backlog fails to result in revenue at all or in a timely manner, we could experience a reduction in revenue, profitability and liquidity.

        We may be unable to attract, train and retain technical personnel.

        Our future success depends, to a significant extent, on our ability to continue to develop and improve our technology and to attract, train and retain experienced and knowledgeable technical personnel. Recruiting and retaining capable personnel, particularly those with expertise in the polysilicon and/or solar products industries, is vital to our success. There is substantial competition for qualified technical personnel, and qualified personnel are currently, and for the foreseeable future are likely to remain, a limited resource. Locating candidates with the appropriate qualifications, particularly for our New Hampshire and Montana locations, can be costly, time-consuming and difficult. There can be no assurance that we will be able to attract new, or retain existing, technical personnel. We may need to provide higher compensation or increased training to our personnel than currently anticipated. If we are unable to attract and retain qualified personnel, or must change the terms on which our personnel are employed, our financial condition, results of operations, business and/or prospects may be materially adversely affected.

        We face competition from other manufacturers of equipment for PV products.

        The solar energy industry and wider renewable energy industry are both highly competitive and continually evolving as participants strive to distinguish themselves within their niche markets and compete with the larger electric power industry. In addition to solar equipment manufacturers, we face competition from companies producing and/or developing other PV technologies. Many of these competitors have, and future competitors may also have, substantially greater financial, technical, manufacturing and other resources than we do. These resources may provide these other manufacturers with a competitive advantage because they can realize economies of scale, synergies and purchase certain raw materials and key components at lower prices. Current and potential competitors of ours may also have greater brand name recognition, more established distribution networks and larger customer bases, and may be able to devote more resources to the research, development, promotion and sale of their products or to respond more quickly to evolving industry standards and changes in market conditions. Our failure to adapt to changing market conditions and to compete successfully with existing or new competitors may have a material adverse effect on our financial condition, results of operations, business and/or prospects.

        We may be unable to protect our intellectual property adequately and may face litigation to protect our intellectual property rights.

        Our ability to compete effectively against other solar equipment manufacturers will depend, in part, on our ability to protect our current and future proprietary technologies, product designs, business methods and manufacturing processes under relevant intellectual property laws, combined in some circumstances with protecting our patent, trademark and copyright rights and rights under trade secrecy and unfair competition laws. Third parties may infringe, misappropriate or otherwise violate our proprietary technologies, product designs, manufacturing processes and our intellectual property rights therein, which could have a material adverse effect on our financial condition, results of operations, business and/or prospects. Litigation to prevent, or seek compensation for, such infringement, misappropriation or other violation may be costly and may divert management attention and other resources away from our business without any guarantee of success.

        We rely upon unpatented proprietary manufacturing expertise, continuing technological innovation and other trade secrets to develop and maintain our competitive position. This includes both proprietary information of ours and proprietary information licensed from third parties. While we generally enter into confidentiality and non-disclosure agreements with our employees and third parties to protect our intellectual property and that of our licensors, such confidentiality and non-disclosure agreements could be breached and are limited, in some instances, in duration, and may not provide meaningful protection for the trade secrets or proprietary manufacturing expertise that we hold or that is licensed to us. We have had in the past and may continue to have certain of our employees terminate their employment with us to work for one of our customers or competitors. Adequate or timely remedies may not be available in the event of misappropriation, unauthorized use or disclosure of our manufacturing expertise, technological innovations and trade secrets. In addition, others may obtain knowledge of our manufacturing expertise, technological innovations and trade secrets through independent development or other legal means and, in such cases, we could not assert any trade secret rights against such a party.

        As of March 31, 2008, we had eleven U.S. patents, seven pending U.S. patent applications, five foreign patents and five pending foreign patent applications. To the extent that we rely on patent protection, our patents may provide only limited protection for our technology and may not be sufficient to provide competitive advantages to us. For example, competitors could develop similar or more advantageous technologies or design around our patents. In addition, patents are of limited duration. Any issued patents may also be challenged, invalidated or declared unenforceable. If our patents are challenged, invalidated or declared unenforceable, other companies will be better able to develop products that compete with ours, which could adversely affect our competitive business position, business prospects and financial condition. Further, we may not have, or be able to obtain, effective patent protection in all of our key sales territories. Our patent applications may not result in issued patents and, even if they do result in issued patents, the patents may not include rights of the scope that we seek. The patent position of technology-oriented companies, including ours, is uncertain and involves complex legal and factual considerations. Accordingly, we do not know what degree of protection we will obtain from our proprietary rights or the breadth of the claims allowed in patents issued to us or to others. Further, given the costs of obtaining patent protection, we may choose not to protect certain innovations that later turn out to be important to our business.

        Certain of the intellectual property used by us is used under license from third parties. In the event that we were to breach the terms of such license agreements, we could lose our ability to use the relevant intellectual property, which could have a material adverse effect on us and our ability to operate.

        The international nature of our business subjects it to a number of risks, including unfavorable political, regulatory, labor and tax conditions in foreign countries.

        A substantial majority of our marketing and distribution takes place outside the United States, and a substantial percentage of our sales are to customers outside the United States. In the fiscal year ended March 31, 2008, we derived 97% of our revenue from sales to customers in Asia. We also have contracts with customers in Europe and expect to recognize revenue from sales to customers in Europe in the future. As a result, we are subject to the legal, political, social and regulatory requirements and economic conditions of many jurisdictions other than the United States. Risks inherent to maintaining international operations, include, but are not limited to, the following:

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  withholding taxes or other taxes on our foreign income, tariffs or other restrictions on foreign trade and investment, including currency exchange controls imposed by or in other countries;

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  the inability to obtain, maintain or enforce intellectual property rights in other jurisdictions, at a reasonable cost or at all;

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  difficulty with staffing and labor force and managing widespread operations;

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  trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make our product offering less competitive in some countries; and

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  our establishing ourselves and becoming tax resident in foreign jurisdictions.

        Our business in foreign markets requires us to respond to rapid changes in market conditions in these countries. Our overall success as a global business depends, in part, on our ability to succeed under differing legal, regulatory, economic, social and political conditions. There can be no assurance that we will be able to develop, implement and maintain policies and strategies that will be effective in each location where we do business. As a result of any of the foregoing factors, our financial condition, results of operations, business and/or prospects could be materially adversely affected.

        In addition, we have contracts with Russian companies and therefore we are also subject to the risks of doing business in Russia and to the risks associated with Russia's economic and political environment. As is typical of an emerging market, Russia does not possess a well-developed business, legal and regulatory infrastructure that would generally exist in a more mature free market economy and, in recent years, Russia has undergone substantial political, economic and social change. Our failure to manage the risks associated with doing business in Russia and our other existing and potential future international business operations could have a material adverse effect upon our results of operations.

        We are subject to the legal systems of the countries in which we offer and sell our products.

        We offer and sell our products internationally, including in some emerging markets. As a result, we are and/or may become subject to the laws, regulations and legal systems of the various jurisdictions in which we carry on business and/or in which our customers or suppliers are located. Among the laws and regulations applicable to our business are health and safety and environmental regulations, which vary from country to country and from time to time. We must therefore design our products and ensure their manufacture so as to comply with all applicable standards. Compliance with legal and regulatory requirements, including any change in existing legal and regulatory requirements, may cause us to incur costs and may be difficult, impractical or impossible. Accordingly, foreign laws and regulations which are applicable to us may have a material adverse effect on our financial condition, results of operations, business and/or prospects.

        As a result of the procedural requirements or laws of the foreign jurisdictions in which we carry on business and/or in which our customers or suppliers are located, we may experience difficulty in enforcing supplier or customer agreements or certain provisions thereof, including, for example, the limitations on the product warranty we typically provide to our customers. In some jurisdictions, enforcement of our rights may not be commercially practical in light of the duration, cost and unpredictability of such jurisdiction's legal system. Any inability by us to enforce, or any difficulties experienced by us in enforcing, our contractual rights in foreign jurisdictions may have a material adverse effect on our financial condition, results of operations, business and/or prospects.

        We face particular commercial, jurisdictional and legal risks associated with our business in China.

        We have had significant sales in China. For example, in the fiscal year ended March 31, 2008, a Chinese company accounted for 62% of our revenue. Further, we have recently opened two offices in China. Accordingly, our financial condition, results of operations, business and/or prospects could be materially adversely affected by economic, political and legal conditions and/or developments in China.

        Examples of economic and political developments that could adversely affect us include government control over capital investments or changes in tax regulations that are applicable to us. In addition, a substantial portion of the productive assets in China remain government owned. The Chinese government also exercises significant control over Chinese economic growth through the allocation of resources, controlling payment of foreign currency denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Efforts by the Chinese government to slow the pace of growth of the Chinese economy could result in decreased capital expenditures by solar product manufacturers, which in turn could reduce demand for our products. Additionally, China has historically adopted laws, regulations and policies which impose additional restrictions on the ability of foreign companies to conduct business in China or otherwise place them at a competitive disadvantage in relation to domestic companies. Any adverse change in economic conditions or government policies in China could have a material adverse effect on our overall economic growth and therefore have an adverse effect on our financial condition, results of operations, business and/or prospects.

        We also face risks associated with Chinese laws and the Chinese legal system. China's legal system is rapidly evolving and, as a result, the interpretation and enforcement of many laws, regulations and rules are not always uniform and legal proceedings in China often involve uncertainties. The legal protections available to us may therefore be uncertain and may be limited. Implementation of Chinese intellectual property related laws has historically been lacking, primarily because of ambiguities in Chinese laws and difficulties in enforcement. Accordingly, the intellectual property rights and confidentiality protections available to us in China may not be as effective as in the United States or other countries. In addition, any litigation brought by or against us in China may be protracted and may result in substantial costs and diversion of resources and management attention and the anticipated outcome would be highly uncertain. As a result of the foregoing factors, our financial condition, results of operations, business and/or prospects may be materially adversely affected.

        We may face claims by third parties in relation to the infringement, misappropriation, or other violation of their proprietary manufacturing expertise, technological innovation, and other intellectual property rights.

        We face potential claims by third parties of infringement, misappropriation, or other violation of such third parties' intellectual property rights. From time to time we have received and may in the future receive notices or inquiries from other companies regarding our services or products suggesting that we may be infringing their patents or misappropriating their intellectual property rights. Such notices or inquiries may, among other things, threaten litigation against us. In some instances these notices or inquiries may be sent by patent holding companies who have no relevant product line and against whom our patents may therefore provide little or no deterrence. Furthermore, the issuance of a patent does not guarantee that we have the right to practice the patented invention. Third parties may have blocking patents that could be used to prevent us from marketing our own patented product and practicing our own patented technology. In addition, third parties could allege that our products and processes make use of their unpatented proprietary manufacturing expertise and/or trade secrets, whether in breach of confidentiality and non-disclosure agreements or otherwise. If an action for infringement, misappropriation, or other violation of third party rights were successfully brought against us, we may be required to cease our activities on an interim or permanent basis and could be ordered to pay compensation, which could have a material adverse effect on our financial condition, results of operations, business and/or prospects. Additionally, if we are found to have willfully infringed certain intellectual property rights of another party, we may be subject to treble damages and/or be required to pay the other party's attorney's fees. Alternatively, we may need to seek to obtain a license of the third party's intellectual property rights or trade secrets, which may not be available, whether on reasonable terms or at all. In addition, any litigation required to defend such claims brought by third parties may be costly and may divert management attention and other resources away from our business, without any guarantee of success. Moreover, we may also not have adequate resources to devote to our business in the event of a successful claim against us.

        From time to time, we hire personnel who may have obligations to preserve the secrecy of confidential information and/or trade secrets of their former employers. Some former employers monitor compliance with these obligations. For example, a former employer of three of our current employees, one of whom is one of our executive officers, contacted us seeking assurance that its ex-employees were honoring their confidentiality obligations to the former employer. We believe that we have provided such former employer with such assurance.

        While we have policies and procedures in place to guard against the risk of breach by our employees of confidentiality obligations to their former employers, there can be no assurance that a former employer of one or more of our employees will not allege a breach and seek compensation for alleged damages. If such a former employer were to successfully bring such a claim, our know-how and/or skills base could be restricted and our ability to produce certain products and/or to continue certain business activities could be affected, to the detriment of our financial condition, results of operations, business and/or prospects.

        We currently do not have a credit facility and have been financing our working capital needs through cash flows from operations. We may not be able to obtain a new credit facility under acceptable terms and conditions, if at all.

        On September 24, 2007, we terminated our senior secured revolving credit facility that provided for up to $70.0 million in borrowings and standby letters of credit. Although we had not borrowed any amounts under the senior credit facility, we used the senior credit facility to issue standby letters of credit against customer deposits. Since September 24, 2007, we have collateralized our standby letters of credit with restricted cash. This practice has had a negative impact on the working capital available to us. Since terminating the senior credit facility, we have been able to meet our working capital requirements through our cash flow from operations and reduce the number of times our customers require standby letters of credit from us. If our business continues to grow, however, we believe that we may need to obtain a new credit facility or similar financing arrangement to finance standby letters of credit and/or to provide liquidity to meet our future working capital needs.

        In early 2008, we began discussions with certain banks (including affiliates of certain of the underwriters in this offering) regarding the possibility of a new credit facility. The primary purpose of the new credit facility would be to issue standby letters of credit against customer deposits rather than collateralizing customer deposits with restricted cash. As a result, this new credit facility would enable us to substantially reduce or eliminate the restrictions on our cash balances. The terms and conditions of any new credit facility have not been finalized at this time. A new credit facility may contain a number of restrictive covenants that impose significant operating and financial restrictions, including restrictions on our ability to take actions that we believe may be in our interest. We may not be able to obtain a new credit facility under acceptable terms and conditions, if at all. Our inability to enter into a new credit facility could have a material adverse effect on our financial condition, results of operations, business and/or prospects.

        We may face significant warranty claims.

        Our DSS products are generally sold with a standard warranty for technical defects for a period equal to the shorter of: (i) twelve months from the date of acceptance by the customer; or (ii) fifteen months from the date of shipment. We provide longer warranty coverage in our polysilicon business, typically covering a period not exceeding twenty-four months from delivery. The warranty is typically provided on a repair or replace basis, and is not limited to products or parts manufactured by us. As a result, we bear the risk of warranty claims on all products we supply, including equipment and component parts manufactured by third parties. Our warranty expenses were approximately $567,000 for the fiscal year ended March 31, 2006 (on a combined basis); $872,000 for the fiscal year ended March 31, 2007; and $1,876,000 for the fiscal year ended March 31, 2008. There can be no assurance that we will be successful in claiming under any warranty or indemnity provided to us by our suppliers in the event of a successful warranty claim against us by a customer or that any recovery from such supplier would be adequate. There is a risk that warranty claims made against us could have a material adverse effect on our financial condition, results of operations, business and/or prospects.

        Exchange rate fluctuations may make our products less attractive to non-U.S. customers and otherwise have a negative impact on our operating results.

        Our reporting currency is the U.S. dollar and almost all of our contracts are denominated in U.S. dollars. However, approximately 90% and 98% of our revenue was generated from sales to customers located outside the United States in the fiscal years ended March 31, 2007 and 2008, respectively, and we expect that a large percentage of our future revenue will continue to be derived from sales to customers located outside the United States. Changes in exchange rates between foreign currencies and the U.S. dollar could make our products less attractive to non-U.S. customers and therefore decrease our sales and gross margins. In addition, we incur costs in the local currency of the countries outside the United States in which we operate and as a result are subject to currency translation risk. Exchange rates between a number of foreign currencies and the U.S. dollar have fluctuated significantly over the last few years and future exchange rate fluctuations may occur. Currently, our largest foreign currency exposure is the Euro and to a lesser degree the Swiss Franc, primarily from purchases of third party equipment from vendors located in Europe. Commencing in December 2006, we began the practice of entering into forward foreign exchange rate contracts to hedge portions of these purchases. Our hedging activities may not be successful in reducing our exposure to foreign exchange rate fluctuations. Future exchange rate fluctuations may have a material adverse effect on our financial condition, results of operations, business and/or prospects.

        An increase in interest rates or the reduced availability of financing could reduce the demand for our products.

        Our customers may use debt or equity financing to purchase our products and otherwise run their businesses. As a result, an increase in interest rates or the reduced availability of financing in any of the markets in which our customers operate, including Europe, Asia and the United States, could make it difficult for existing and potential customers to secure the financing necessary to purchase our products. In addition, end users of PV products may depend on debt financing to fund the initial capital expenditures required to purchase and install PV applications. As a result, an increase in interest rates or the reduced availability of financing could make it difficult for end-users to secure necessary financing on favorable terms, or at all, and therefore could reduce demand for PV products. Any such decrease in demand for PV products could, in turn, result in decreased demand for our products, which are used in the manufacture of PV products. Thus, an increase in interest rates or the reduced availability of financing could lower demand for our products, reduce our revenues and have a material adverse effect on our financial condition, results of operations, business and/or prospects.

        We may be unable to achieve information technology integration and expansion consistent with the pace of the planned expansion of our business generally.

        We are currently working, in conjunction with outside consultants, on a substantial enterprise-wide conversion of our current manufacturing and financial information systems to a fully integrated enterprise resource planning system. If we are not able to achieve the necessary level of integration and expansion of our information technology systems in conjunction with an expansion of our business generally, there may be insufficient information technology support for the business. Information technology insufficiencies may divert management time and generally hinder the development of the business, thereby having a negative impact on our financial condition, results of operations, business and/or prospects.

Risks Relating to Our Polysilicon Business

        Our CVD reactor and STC converter are new products from which we have not recognized any revenue.

        We believe that our new CVD reactor and our silicon tetrachloride, or STC, converter will account for a significant proportion of our future revenue. However, rights to the key technology of the CVD reactor and STC converter have only been recently licensed to us and, as of March 31, 2008, we had received nine orders for CVD reactors, six of which also include orders for STC converters. The first of these CVD reactors were delivered to the customer in August 2007, but pre-established reactor output performance criteria have not yet been met. The first STC converters are scheduled for delivery beginning in June 2008. No assurance can be given that we will develop successfully this newly acquired technology and/or our polysilicon products. If we fail to perform our obligations in respect of the CVD reactor orders we have received, such orders may be terminated and/or we may be required to pay damages or refund all or a portion of the purchase price. Failure to successfully develop our polysilicon products and/or to perform our obligations in respect of orders for CVD reactors and/or STC converters could have a material adverse effect on our financial condition, results of operations, business and/or prospects.

        We license and do not own the technology underlying our new CVD reactor and STC converter products.

        The technology underlying our new CVD reactor and STC converter products is not owned by us, but is licensed under a ninety-nine year license agreement that could be terminated in the event of a material breach by us of such agreement that remains uncured for more than thirty days, or upon our bankruptcy or insolvency. Any termination of our rights to use the technology underlying our new CVD reactor and STC converter products would have a material adverse effect on our ability to offer our polysilicon products and therefore on our financial condition, results of operations, business and/or prospects. See "Business—Intellectual Property" for further details on the agreement pursuant to which we have licensed the CVD reactor and STC converter technology.

        Revenue recognition on sales of our new CVD reactor and STC converter products may be affected by a number of factors, some of which are outside our control.

        Our CVD reactor and STC converter are new products. New products are not classified as established products until post-delivery acceptance and installation have been determined to be routine as a result of: (i) the acceptance process and criteria largely mirroring pre-shipment testing and checks; and (ii) a history of achieving pre-determined installation cost targets for such products.

        Accordingly, as a new product the revenue allocated to our reactors and converters will be recognized by us only upon customer acceptance in accordance with our revenue recognition policy. The timing of customer acceptance is impossible to predict, since it depends on many factors, some of which are outside our control. Acceptance of the CVD reactors will not occur until after they have been received by the customer, are operational and have performed satisfactorily in agreed upon tests. Our first shipment of CVD reactors occurred in August 2007. Due to the complexity of integrating the reactors into the customers' plants, it is possible that there may be significant delay between our shipping the reactors and the reactors becoming operational and capable of being tested. As a result, we do not expect to recognize any revenue related to the orders for reactors included in our backlog until pre-established reactor output performance criteria have been met. In addition, we cannot assure you that customer acceptance of these CVD reactors will occur at all. There is therefore a risk that we may be unable to recognize revenue on our existing orders for polysilicon products in a timely manner or at all, even if we fully perform our obligations in respect of such orders in a timely manner. Delay in customer acceptance of such orders could adversely affect further demand for our reactors and STC converters, and may adversely affect our financial condition, results of operations, business and/or prospects.

        Our quarterly operating results may fluctuate significantly in the future as a result of our polysilicon products being considered new products under our revenue recognition policy and the significant size of our individual contracts for polysilicon products.

        Our polysilicon business faces direct and indirect competition.

        We are not the only potential provider of polysilicon production equipment to the market. Further, the technology underlying our CVD reactor product is not the only known technology for producing polysilicon. Our CVD reactor is based on the Siemens process, which is a method whereby silicon depositions from silane or trichlorosilane, or TCS, gas are grown on heated rods inside a cooled bell jar. An alternative polysilicon production method is the fluidized bed reactor, or FBR, process, in which polysilicon is grown from hot polysilicon granules suspended in an upward flow of silane or TCS gas inside a specially designed chamber. The FBR process has certain advantages over the Siemens process, including allowing for the continuous production and extraction of polysilicon, consuming less energy and being less labor intensive. There can be no assurance that the FBR process or other polysilicon growth technologies will not supersede the Siemens process as the most commonly used method of polysilicon production. If other technologies for producing polysilicon become more widely used or more widely available, demand for our CVD reactor product, and thus our financial condition, results of operations, business and/or prospects, may be adversely affected.

        Existing direct competitors of our polysilicon business include two German companies and one United States company that we believe have recently entered into several contracts to deliver CVD reactors, based upon what we believe is an existing proven Siemens process reactor design. There can be no assurance that our polysilicon business will compete successfully with these companies. Other existing direct competitors of our polysilicon business include a Russian company and a Chinese company. Although we believe our CVD reactor product to be distinct from the competing products offered by this Russian company and this Chinese company, there can be no assurance that our CVD reactor product will compete successfully with their products. If we are unable to compete successfully with these other products, it may have a material adverse effect on our financial condition, results of operations, business and/or prospects.

        Polysilicon producers currently indirectly compete with our polysilicon business, as demand for our CVD reactor and converter products is likely to be adversely affected by increases in polysilicon supply. Announcements have indicated that major polysilicon producers, including Renewable Energy Corporation ASA, Hemlock Semiconductor Corporation, Wacker Chemie AG, MEMC Electronic Materials, Inc., Mitsubishi Electric Corporation, Sumitomo Electric Industries Ltd. and Tokuyama Corporation, may be planning increases in their polysilicon production capacity.

        Our polysilicon business may also face competition from competitors of which we are not currently aware or which enter into competition with our polysilicon business in the future. Potential competitors may have substantially greater financial, technical, manufacturing and other resources than us. Therefore, other manufacturers may have a competitive advantage because they can realize economies of scale, synergies and purchase certain raw materials and key components at lower prices. Our potential competitors may also have greater brand name recognition, more established distribution networks and larger customer bases, and may be able to devote more resources to the research, development, promotion and sale of their products or to respond more quickly to evolving industry standards and changes in market conditions. Our failure to adapt to changing market conditions and to compete successfully with existing or new competitors may have a material adverse effect on our financial condition, results of operations, business and/or prospects.

        We rely upon a limited number of suppliers of key components and manufacturers for our polysilicon products.

        We use specialist manufacturers to provide vessels and power supplies which are essential to the manufacture and operation of our polysilicon products. Although we currently use five vessel manufacturers and two power supply manufacturers, there can be no assurance that we will be successful in maintaining relationships with any supplier, or that any suppliers will perform as we expect. Our failure to obtain components that meet our quality, quantity and cost requirements in a timely manner could interrupt or impair our ability to manufacture CVD reactors and/or STC converters, and/or increase our costs. In particular, there is a risk that manufacturers being used by us for the CVD reactors may not be able to deliver our products to us in a sufficiently timely manner to enable us to fulfill our obligations to the customer. As a result, we may face breach of contract claims and our reputation may be harmed, which could interrupt or impair our ability to conduct and/or expand our polysilicon business and thereby have a material adverse effect on our financial condition, results of operations, business and/or prospects.

Risks Relating to the PV Industry

        Government subsidies and economic incentives for on-grid solar electricity applications could be reduced or eliminated.

        Demand for PV equipment, including on-grid applications, has historically been dependent in part on the availability and size of government subsidies and economic incentives. Currently, the cost of solar electricity substantially exceeds the retail price of electricity in every significant market in the world, other than in Japan, where the cost is competitive with retail rates. As a result, federal, state and local governmental bodies in many countries, most notably Germany, Italy, Spain, South Korea, Japan, China and the United States, have provided subsidies in the form of feed-in tariffs, rebates, tax write-offs and other incentives to end-users, distributors, systems integrators and/or manufacturers of PV products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. Many of these government incentives are due to expire in time, phase out over time, cease upon exhaustion of the allocated funding and/or are subject to cancellation or non-renewal by the applicable authority. For example, in Germany, which historically has been a major market for PV products, subsidies decline at a rate of between 5% and 6.5% per year, based on the type and size of the PV system, and discussions are currently underway concerning potential amendments to Germany's Renewable Energy Act, or EEG, which may include the reduction or elimination of subsidies thereunder. In the United States, the federal preferential solar investment tax credit is currently scheduled to expire in December 2008.

        Further, any government subsidies and economic incentives could be reduced or eliminated altogether at any time and for any reason. Relevant statutes or regulations may be found to be anti-competitive, unconstitutional or may be amended or discontinued for other reasons. For example, the predecessor to the EEG was challenged in Germany on constitutional grounds and in the European Court of Justice as impermissible state aid. Although such challenge was unsuccessful, new proceedings challenging the EEG or comparable minimum price regulations in other countries in which we conduct our business, may be initiated. Amendments to the EEG are currently being discussed and there can be no assurance that subsidies and economic incentives under the EEG or other similar legislation in other countries will not be reduced or eliminated.

        The reduction, expiration or elimination of relevant government subsidies or other economic incentives may result in the diminished competitiveness of solar energy relative to conventional and other renewable sources of energy, and adversely affect demand for PV equipment or result in increased price competition, all of which could cause our sales and revenue to decline and have a material adverse effect on our financial condition, results of operations, business and/or prospects.

        Existing regulations and policies and changes to these regulations and policies may present technical, regulatory and economic barriers to the purchase and use of PV products.

        The market for electricity generation products is heavily influenced by government regulations and policies concerning the electric utility industry, as well as policies promulgated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation. In the United States and in a number of other countries, these regulations and policies are currently being modified and may be modified again in the future. These regulations and policies could deter end-user purchases of PV products and investment in the research and development of PV technology. For example, without a mandated regulatory exception for PV systems, utility customers are often charged interconnection or standby fees for putting distributed power generation on the electric utility grid. These fees could increase the cost to end-users of PV systems and make such systems less attractive to potential customers, which may have a material adverse effect on demand for our products and our financial condition, results of operations, business and/or prospects.

        Demand for polysilicon has been cyclical, resulting in periods of insufficient and excess production capacity.

        Historically, demand for polysilicon has been cyclical. There has been a shortage of polysilicon due to production capacity that is insufficient to meet demand. If the shortage continues or worsens, or if there are future shortages of polysilicon, the PV industry may be unable to continue to grow and/or may decline. As a result, demand for our solar products may decrease or may be eliminated, and our financial condition, results of operations, business and/or prospects may be materially adversely affected. Conversely, if the current shortage of polysilicon is eliminated through increases in polysilicon production capacity, an excess in production capacity for polysilicon could develop. Excess production capacity could adversely affect demand for our CVD reactors and STC converters. Solarbuzz forecasts that polysilicon supply could match demand as early as 2008. A lack of demand for our CVD reactor and STC converter products could have a material adverse effect on our financial condition, results of operations, business and/or prospects.

        The PV industry may not be able to compete successfully with conventional power generation or other sources of renewable energy.

        Although the PV industry has experienced substantial growth over the last five years, it still comprises a relatively small component of the total power generation market and competes with other sources of renewable energy, as well as conventional power generation. Many factors may affect the viability of widespread adoption of PV technology and thus demand for solar wafer manufacturing equipment, including the following:

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  cost-effectiveness of solar energy compared to conventional power generation and other renewable energy sources;

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  performance and reliability of solar modules compared to conventional power generation and other renewable energy sources and products;

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  availability and size of government subsidies and incentives to support the development of the solar energy industry;

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  success of other renewable energy generation technologies such as hydroelectric, wind, geothermal and biomass; and

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  fluctuations in economic and market conditions that affect the viability of conventional power generation and other renewable energy sources, such as increases or decreases in the prices of oil and other fossil fuels.

        Technological changes in the PV industry could render existing products and technologies uncompetitive or obsolete.

        The PV industry is rapidly evolving and is highly competitive. Technological advances may result in lower manufacturing costs for PV products and/or PV product manufacturing equipment, and may render existing PV products and/or PV product manufacturing equipment obsolete. We will therefore need to keep pace with technological advances in the industry, including committing resources to ongoing research and development, acquiring new technologies, continually improving our existing products and continually expanding and/or updating our product offering, in order to compete effectively in the future. Our failure to further refine our technology and/or develop and introduce new solar power products could cause our products to become uncompetitive or obsolete, which could adversely affect demand for our products, and our financial condition, results of operations, business and/or prospects.

Risks Relating to This Offering and Our Common Stock

        Upon completion of the offering, GFI will continue to have significant influence over all matters submitted to a stockholder vote, which will limit your ability to influence corporate activities and may adversely affect the market price of our common stock.

        Upon completion of the offering, GT Solar Holdings, LLC will own or control common stock representing, in the aggregate, a    % voting interest in us, or    % if the underwriters exercise their over-allotment option to purchase additional shares in full. An investment fund affiliated with GFI is the managing member and principal shareholder of GT Solar Holdings, LLC. As a result, GFI will continue to have substantial influence over the outcome of votes on all matters requiring approval by our stockholders, including the election of directors, the adoption of amendments to our certificate of incorporation and by-laws and approval of significant corporate transactions. GFI can also take actions that have the effect of delaying or preventing a change in control of us or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them. Moreover, this concentration of stock ownership may make it difficult for stockholders to replace management. In addition, this significant concentration of stock ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. This concentration of control could be disadvantageous to other stockholders with interests different from those of our officers, directors and principal stockholders and the trading price of shares of our common stock could be adversely affected. See "Principal and Selling Stockholders" for a more detailed description of our stock ownership.

        Conflicts of interest may arise because some of our directors are principals of our principal stockholder.

        Two partners of GFI will serve on our six-member board of directors upon the completion of this offering. GFI and its affiliates may invest in entities that directly or indirectly compete with us or companies in which they currently invest may begin competing with us. As a result of these relationships, when conflicts between the interests of GFI and the interests of our other stockholders arise, these directors may not be disinterested. Although our directors and officers will have a duty of loyalty to us under Delaware law and our certificate of incorporation that will be adopted in connection with this offering, transactions that we enter into in which a director or officer has a conflict of interest are generally permissible so long as (1) the material facts relating to the director's or officer's relationship or interest as to the transaction are disclosed to our board of directors and a majority of our disinterested directors, or a committee consisting solely of disinterested directors, approves the transaction, (2) the material facts relating to the director's or officer's relationship or interest as to the transaction are disclosed to our stockholders and a majority of our disinterested stockholders approves the transaction or (3) the transaction is otherwise fair to us.

        GFI and its affiliates and investment funds do not have any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business that we do.

        Under our certificate of incorporation, none of GFI or its affiliates and investment funds (each referred to in this prospectus as a GFI Entity and collectively as the GFI Entities), nor any director, officer, stockholder, member, manager and/or employee of a GFI Entity, has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business that we do. In the event that any GFI Entity acquires knowledge of a potential transaction or matter which may be a corporate opportunity for itself and us, we will not have any expectancy in such corporate opportunity, and the GFI Entity will not have any duty to communicate or offer such corporate opportunity to us and may pursue or acquire such corporate opportunity for itself or direct such opportunity to another person. In addition, GFI's representatives will not be required to offer to us any transaction opportunity of which they become aware and could take any such opportunity for themselves or offer it to other companies in which they have an investment, unless such opportunity is expressly offered to them solely in their capacity as a director of ours.

        We identified material weaknesses in our internal control over financial reporting as a result of the audit of our financial statements as of March 31, 2007. Failure to achieve and maintain effective internal control over financial reporting could result in our failure to accurately report our financial results.

        In connection with the audit of our financial statements as of and for the year ended March 31, 2007, we became aware that our accounting resources did not include enough people with the detailed knowledge, experience and training in the selection and application of certain accounting principles generally accepted in the United States of America to meet our financial reporting needs. This control deficiency contributed to material weaknesses in internal control with respect to the financial statement close process (including account review and reconciliation procedures), accounting for revenue recognition and documentation for non-routine transactions. A "material weakness" is a control deficiency or combination of control deficiencies that results in a reasonable possibility that a material misstatement in the financial statements or related disclosures will not be prevented or detected. As a result of these material weaknesses, we had previously restated our consolidated balance sheet as of March 31, 2006 and 2007, and the related consolidated statements of operations, stockholders' equity and cash flows for the period from January 1, 2006 through March 31, 2006, the period from April 1, 2005 through December 31, 2005 and 2007 and the fiscal year ended March 31, 2005 and 2007 in a prior filing.

        In preparation for this offering, we began the process of identifying candidates to assume newly created positions in our company, with specific responsibilities for external financial reporting, internal control and revenue recognition. These resources were put in place during the third and fourth quarters of the fiscal year ending March 31, 2008. We did not experience similar material weaknesses in connection with the audit of our fiscal year ended March 31, 2008. We continue to monitor controls on an ongoing basis for any deficiencies. No evaluation can provide complete assurance that our internal controls will detect or uncover all failures of persons within our company to disclose material information otherwise required to be reported. The effectiveness of our controls and procedures could also be limited by simple errors or faulty judgments. In addition, if we continue to expand globally, the challenges involved in implementing appropriate internal controls will increase and will require that we continue to improve our internal controls.

        If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, we may be subject to sanctions by regulatory authorities.

        Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting. We will be required to comply with the requirements of Section 404 in the second Annual Report on Form 10-K that we file with the SEC after the completion of this offering. We will be evaluating our internal controls systems to allow management to report on, and our independent auditors to attest to, our internal controls. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. While we anticipate being able to implement requirements relating to internal controls and all other aspects of Section 404 by this deadline, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we may be subject to sanctions or investigation by regulatory authorities, such as the SEC or Nasdaq. Any such action could adversely affect our financial results or investors' confidence in us and could cause our stock price to fall. In addition, the controls and procedures that we will implement may not comply with all of the relevant rules and regulations of the SEC and Nasdaq. If we fail to develop and maintain effective controls and procedures, we may be unable to provide financial information in a timely and reliable manner, subjecting us to sanctions and harm to our reputation.

        Future sales of our common stock, or the perception in the public markets that these sales may occur, could depress our stock price.

        Sales of substantial amounts of our common stock in the public market after this offering or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Upon completion of this offering, we will have            shares of common stock outstanding. Of these shares, the shares of common stock sold in this offering will be freely tradable, without restriction, in the public market. After the lockup agreements pertaining to this offering expire, an additional            shares will be eligible for sale in the public market, subject to applicable manner of sale and other limitations with respect to shares held by our affiliates under Rule 144 under the Securities Act of 1933, as amended, or Securities Act. Following the expiration of the lock-up period, GFI will have demand registration rights under the Securities Act with respect to the sale of its remaining shares. If this right is exercised, holders of all shares subject to the registration rights agreement will be entitled to participate in such registration. By exercising their registration rights, and selling a large number of shares, these holders could cause the price of our common stock to decline. An estimated      shares of common stock will be subject to our registration rights agreement upon completion of the offering.

        Requirements associated with being a public company will increase our costs significantly, as well as divert significant company resources and management attention.

        Prior to this offering, we have not been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or the other rules and regulations of the SEC or any securities exchange relating to public companies. We are working with our legal, independent accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas. However, the expenses that will be required in order to adequately prepare for being a public company could be material. Compliance with the various reporting and other requirements applicable to public companies will also require considerable time and attention of management. We cannot predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management's attention to these matters will have on our business. In addition, the changes we make may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis. In addition, being a public company could make it more difficult or more costly for us to obtain certain types of insurance, including directors' and officers' liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers.

        Our certificate of incorporation and by-laws contain provisions that could discourage another company from acquiring us and may prevent attempts by our stockholders to replace or remove our current management.

        Some provisions of our certificate of incorporation and by-laws may have the effect of delaying, discouraging or preventing a merger or acquisition that our stockholders may consider favorable, including transactions in which stockholders may receive a premium for their shares. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace or remove our board of directors. These provisions include:

  •
  the removal of directors only by the affirmative vote of the holders of two-thirds of the shares of our capital stock entitled to vote;

  •
  any vacancy on our board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of the directors then in office;

  •
  inability of stockholders to call special meetings of stockholders or take action by written consent;

  •
  advance notice requirements for board nominations and proposing matters to be acted on by stockholders at stockholder meetings; and

  •
  authorization of the issuance of "blank check" preferred stock without the need for action by stockholders.

        Our common stock has not been publicly traded prior to this offering, and we expect that the price of our common stock may fluctuate substantially.

        There has not been a public market for our common stock prior to this offering. We cannot predict the extent to which a trading market will develop or how liquid that market may become. If you purchase shares of common stock in this offering, you will pay a price that was not established in the public trading markets. The initial public offering price will be determined by negotiations between the underwriters and us. You may not be able to resell your shares at or above the initial public offering price and may suffer a loss on your investment. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. Factors that could cause fluctuations in our stock price may include, among other things:

  •
  actual or anticipated variations in quarterly operating results;

  •
  changes in financial estimates by us or by any securities analysts who may cover our stock or our failure to meet the estimates made by securities analysts;

  •
  changes in the market valuations of other companies operating in our industry;

  •
  announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures;

  •
  changes in governmental policies with respect to energy;

  •
  additions or departures of key personnel; and

  •
  sales of our common stock, including sales of our common stock by our directors and officers or by GFI or our other principal stockholders.

        Our quarterly operating results have fluctuated significantly in the past and we expect that our quarterly results will continue to fluctuate significantly in the future.

        Our quarterly operating results have fluctuated significantly in the past and we expect that our quarterly results will continue to fluctuate significantly in the future. Future quarterly fluctuations may result from a number of factors, including:

  •
  the size of new contracts and when we are able to recognize the related revenue, especially with respect to our new polysilicon products;

  •
  delays in customer acceptances of our products;

  •
  our rate of progress in the fulfillment of our obligations under our contracts;

  •
  the degree of market acceptance of our products and service offerings;

  •
  the mix of products and services sold;

  •
  budgeting cycles of our customers;

  •
  product lifecycles;

  •
  changes in demand for our products and services;

  •
  the level and timing of expenses for product development and sales, general and administrative expenses;

  •
  competition by existing and emerging competitors in the PV industry;

  •
  our success in developing and selling new products and services, controlling costs, attracting and retaining qualified personnel and expanding our sales force;

  •
  changes in our strategy;

  •
  foreign exchange fluctuations; and

  •
  general economic conditions.

        Based on these factors, we believe our future operating results will vary significantly from quarter-to-quarter and year-to-year. As a result, quarter-to-quarter and year-to-year comparisons of operating results are not necessarily meaningful nor do they indicate what our future performance will be.

        We currently do not intend to pay dividends on our common stock after the completion of this offering, and as a result, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

        We currently do not expect to declare or pay dividends on our common stock in the foreseeable future, other than an anticipated dividend of $       million we intend to pay to our existing stockholders, including GT Solar Holdings, LLC, immediately prior to the closing of this offering. As a result, your only opportunity to achieve a return on your investment in us will be if the market price of our common stock appreciates and you sell your shares at a profit. We cannot assure you that the market price for our common stock will ever exceed the price that you pay.

        You will suffer immediate and substantial dilution of your common stock as a result of this offering.

        The initial public offering price of our common stock is considerably more than the net tangible book value per share of our outstanding common stock. The difference in the value of your equity is known as dilution. This dilution occurs in large part because our earlier investors paid substantially less than the initial public offering price when they purchased their shares. Investors purchasing common stock in this offering will pay $                per share in excess of the $            net tangible book value per share of common stock as of March 31, 2008, based on an assumed initial public offering price of $            per share. In addition, if we raise funds by issuing additional securities at a price lower than the initial public offering, the newly issued shares will further dilute your percentage ownership of us. See "Dilution."

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that involve risks and uncertainties. These statements may be found throughout this prospectus, particularly under the headings "Prospectus Summary," "Risk Factors," "Dividend Policy," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Industry" and "Business." These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements.

        In most cases, you can identify forward-looking statements by the following words: "may," "will," "would," "should," "expect," "anticipate," "intend," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue," "on-going" or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. You should consider statements that contain these words carefully because they describe our expectations, plans, strategies and goals and beliefs concerning future business conditions, our results of operations, financial position, and our business outlook or state other "forward-looking" information based on currently available information.

        There are a number of important factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements. These important factors include those that we discuss under the heading "Risk Factors." You should read these risk factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. We cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, if at all.

        The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except to the extent required by applicable securities law. We note that the safe harbor provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with an initial public offering, such as this offering.

INDUSTRY AND MARKET DATA

        Information regarding markets, market size, market share, market position, growth rates, forecasts and other industry data pertaining to our business contained in this prospectus consists of estimates based on data and reports compiled by professional organizations, industry consultants and analysts, on data from other external sources, and on our knowledge and internal surveys of the solar and polysilicon industries. Marketbuzz 2008, an annual report dated March 2008 prepared by Solarbuzz, an international solar energy market research and consulting company, was the primary source for third party industry data and forecasts. In many cases, there is no readily available external information (whether from trade associations, government bodies or other organizations) to validate market related analyses and estimates, requiring us to rely on these third party industry publications and internally developed estimates. None of the independent industry publications cited in this prospectus was prepared on our behalf or our affiliates' behalf. These reports are generally publicly available for a fee.

        In view of the emerging nature of the solar and polysilicon industries and the absence of publicly available information on most of the photovoltaic equipment and polysilicon manufacturers (including, without limitation, their existing production capacity, business plans and strategies), the estimates for the size of the solar and polysilicon markets and their projected growth rates set out in this prospectus should be considered with caution. Certain market share information and other statements in this prospectus regarding the solar and polysilicon industries and our position relative to our competitors is not based on published statistical data or information obtained by independent third parties. Rather, such information and statements reflect our management's best estimates based upon information obtained from trade and industry organizations and associations and other contacts within the solar and polysilicon industries. While we believe our internal estimates to be reasonable, they have not been verified by independent sources.

USE OF PROCEEDS

        All of the shares of common stock are being sold by the selling stockholders named in this prospectus. GT Solar Holdings, LLC will use the net proceeds it receives in connection with this offering to make a distribution to its shareholders. We will not receive any of the proceeds from the sale of shares in this offering, including from any exercise by the underwriters of their over-allotment option. We will pay the expenses of this offering, other than the underwriters' discounts and commissions.

        See "Certain Relationships and Related Transactions" for a description of other material relationships between us and the selling stockholders.

DIVIDEND POLICY

        We do not expect to pay dividends on our common stock for the foreseeable future, other than an anticipated dividend of $       million we intend to pay to our existing stockholders, including GT Solar Holdings, LLC, immediately prior to the closing of this offering. GT Solar Holdings, LLC will use the proceeds of the dividend to make a distribution to its shareholders. Instead, we anticipate that all of our earnings, if any, in the foreseeable future will be used in the operation and growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions. Our ability to pay dividends in the future may therefore be limited and/or our dividend policy may change. We are a holding company and have no direct operations. Our ability to pay dividends in the future depends on the ability of our subsidiaries to pay dividends to us.

CAPITALIZATION

        The following table sets forth our consolidated capitalization as of March 31, 2008 on an actual basis and on an as adjusted basis to give effect to an anticipated dividend of $       million we intend to pay to our existing stockholders, including GT Solar Holdings, LLC, immediately prior to the closing of this offering and payment of the expenses of this offering, other than underwriters' discounts and commissions, of $                               million, net of the related income tax impact. We have not otherwise adjusted our capitalization for the offering because we are not receiving any proceeds from the offering.

        This table should be read in conjunction with the "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus.

	As of March 31, 2008
	Actual	As Adjusted
	(dollars in thousands)
Long-term indebtedness (including current maturities)(1)	$—
Stockholders' equity:
Preferred stock, $0.01 par value per share; no shares authorized, actual; 5,000,000 shares authorized, no shares issued or outstanding, as adjusted	—	—
Common stock, $0.01 par value per share; 10,000,000 shares authorized, actual; 100,000,000 shares authorized as adjusted; 8,375,000 shares issued and outstanding, actual and as adjusted(2)	84
Additional paid-in capital	75,157
Accumulated other comprehensive income	5,584
Retained earnings	10,816

Total stockholders' equity	91,641

Total capitalization	$91,641

(1)
In early 2008, we began discussions with certain banks (including affiliates of certain of the underwriters in this offering) regarding the possibility of a new credit facility. The primary purpose of the new credit facility would be to issue standby letters of credit against customer deposits rather than collateralizing customer deposits with restricted cash. As a result, this new credit facility would enable us to reduce or eliminate the restrictions on our cash balances, which would then be available, among other things, to pay the anticipated dividend to our existing stockholders, including GT Solar Holdings, LLC, prior to the completion of this offering. Giving effect to the anticipated dividend, our cash and cash equivalents and restricted cash of $218.9 million as of March 31, 2008 would be reduced to $         million.

(2)
The number of shares of our common stock that will be outstanding after this offering excludes 384,267 shares of common stock issuable upon the exercise of outstanding options as of March 31, 2008, at a weighted average exercise price of $65.56 per share, and 245,733 additional shares of common stock reserved for issuance under our equity incentive plans.

DILUTION

        Dilution is the amount by which the offering price paid by the purchasers of the common stock offered hereby will exceed the net tangible book value per share of common stock after the offering. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date. Our net tangible book value as of March 31, 2008 was approximately $39.4 million, or $             per share of common stock (after giving effect to a    -to-one stock split to be effected prior to the completion of this offering). Investors purchasing common stock in this offering will pay $                per share in excess of the net tangible book value per share as of March 31, 2008, based on an assumed initial public offering price of $                 per share.

        The following table summarizes, as of March 31, 2008, the total number of shares of common stock, the aggregate cash consideration paid, and the average price per share paid by existing stockholders and new public investors. The calculation below is based on an offering price of $             per share before deducting estimated offering expenses payable by us and gives effect to a    -to-one stock split to be effected prior to the completion of this offering:

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
(in thousands, except per share data)
Existing stockholders			%	$		%	$
New public investors							$

Total		100%			$100%

        If the underwriters exercise their over-allotment option in full, the following will occur:

  •
  the number of shares of our common stock held by existing stockholders will decrease to        , or approximately    % of the total number of shares of our common stock outstanding after this offering; and

  •
  the number of shares of our common stock held by new public investors will increase to                        , or approximately    % of the total number of shares of our common stock outstanding after this offering.

        The tables and calculations above assume no exercise of outstanding options. As of March 31, 2008, there were 384,267 shares of our common stock issuable upon exercise of outstanding options at a weighted average exercise price of approximately $65.56 per share. To the extent that such options are exercised, there will be further dilution to our new public investors. See "Executive Compensation."

SELECTED HISTORICAL FINANCIAL DATA

        The selected financial data for the period from April 1, 2005 through December 31, 2005 have been derived from the historical consolidated financial statements of the Predecessor, and the selected financial data for the period from January 1, 2006 through March 31, 2006 and as of and for the fiscal years ended March 31, 2007 and 2008 have been derived from the historical consolidated financial statements of GT Solar, all of which have been audited by Ernst & Young LLP, an independent registered public accounting firm and included elsewhere in this prospectus. The selected financial data as of March 31, 2006 has been derived from the audited historical financial statements of the Successor and the selected financial data as of and for the fiscal years ended March 31, 2005 and 2004 have been derived from the audited historical consolidated financial statements of the Predecessor, both of which are not included in this prospectus. Historical results are not necessarily indicative of the results expected in the future.

        The financial data as of March 31, 2006, for the period from January 1, 2006 through March 31, 2006 and as of and for the fiscal years ended March 31, 2007 and 2008 reflect the consolidated financial position, results of operations and cash flows of GT Solar subsequent to the date of the Acquisition and includes adjustments required under the purchase method of accounting. In addition, the balance sheet data of GT Solar as of January 1, 2006, include adjustments required under the purchase method of accounting. In accordance with the requirements of purchase accounting, the assets and liabilities of GT Solar were adjusted to their estimated fair values and the resulting goodwill was recorded as of the transaction date. The application of purchase accounting generally results in higher depreciation and amortization expense in future periods. Accordingly, the accompanying consolidated financial information of the Predecessor and GT Solar are not comparable in all material respects because of the effects of purchase accounting.

        Prospective investors should read the data presented below together with, and qualified by reference to "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus.

	Predecessor
	Fiscal Years Ended March 31,			GT Solar	Combined Predecessor/ GT Solar	GT Solar
	2004	2005	April 1, 2005 to December 31, 2005(1)	January 1, 2006 to March 31, 2006	Fiscal Year Ended March 31, 2006(2)	Fiscal Year Ended March 31, 2007	Fiscal Year Ended March 31, 2008
	(dollars in thousands, except share and per share amounts)
Statement of Operations Data:
Revenue	$8,970	$9,817	$44,648	$2,106	$46,754	$60,119	$244,052
Cost of Revenue	7,300	7,638	25,892	2,442	28,334	36,284	151,709

Gross Profit	1,670	2,179	18,756	(336)	18,420	23,835	92,343
Research and Development	1,072	1,021	1,157	659	1,816	3,810	10,517
Selling and Marketing	852	1,663	3,841	334	4,175	7,747	10,452
General and Administrative	1,880	2,026	24,550	4,068	28,618	10,562	21,435
Amortization of Intangible Assets(3)	7	21	564	3,862	4,426	15,446	3,018
Loss on Early Debt Extinguishment	—	461	—	—	—	—	—

Income (Loss) From Operations	(2,141)	(3,013)	(11,356)	(9,259)	(20,615)	(13,730)	46,921
Interest Income	42	48	148	79	227	1,686	6,543
Interest Expense	(242)	(571)	(285)	(299)	(584)	(2,460)	(1,651)
Loss on Investment in Related Party(4)	—	(1,501)	—	—	—	—	—
Other Income (Expense)(5)	(79)	(45)	(3,407)	(82)	(3,489)	(5,667)	(1,244)

Income (Loss) Before Income Taxes	(2,420)	(5,082)	(14,900)	(9,561)	(24,461)	(20,171)	50,569
Provision (Benefit) for Income Taxes	(210)	121	—	(2,627)	(2,627)	(1,816)	14,464

Net Income (Loss)	$(2,210)	$(5,203)	$(14,900)	$(6,934)	$(21,834)	$(18,355)	$36,105

Income (Loss) Per Common Share:
Basic	$(7.22)	$(16.99)	$(48.67)	$(0.83)	$(2.61)	$(2.19)	$4.31
Diluted	(7.22)	(16.99)	(48.67)	(0.83)	(2.61)	(2.19)	4.26
Shares used to compute Income (Loss) per Share:
Basic	306,126	306,126	306,126	8,370,000	8,370,000	8,370,000	8,370,000
Diluted	306,126	306,126	306,126	8,370,000	8,370,000	8,370,000	8,474,048
Balance Sheet Data (at end of period)(6):
Cash and Cash Equivalents	$654	$3,678	$3,192	$6,026	$6,026	$74,059	$54,839
Restricted Cash(7)	1,068	719	1,846	567	567	9,322	164,028
Deferred Revenue	468	12,314	1,865	24,076	24,076	64,667	164,190
Working Capital(8)	(2,699)	(3,445)	(1,517)	(3,273)	(3,273)	(11,234)	33,039
Total Assets	13,634	28,685	107,346	122,337	122,337	241,429	600,611
Total Debt	4,413	3,732	15,000	15,000	15,000	15,934	—
Stockholders' Equity	4,898	60	67,763	63,827	63,827	47,098	91,641
Cash Flow Data:
Cash provided by (used in):
Operating Activities	$304	$5,479	$3,771	$3,045	$6,816	$70,659	$1,532
Investing Activities	(27)	(1,339)	(556)	(211)	(767)	(2,324)	(4,841)
Financing Activities	(1,758)	(1,116)	(3,701)	—	(3,701)	(305)	(15,934)
Other	—	—	—	—	—	3	23

Net Increase (Decrease) in Cash and Cash Equivalents	$(1,481)	$3,024	$(486)	$2,834	$2,348	$68,033	$(19,220)

Other Financial Data:
Depreciation and Amortization	$595	$457	$432	$3,995	$4,427	$16,067	$4,052
Capital Expenditures	27	135	497	115	612	1,801	4,483

(footnotes on next page)

(1)
In connection with the Acquisition, the Predecessor repurchased all of its outstanding stock options for approximately $24.1 million, being an amount equal to the aggregate of the difference between the exercise price of such options and the common stock acquisition price of $106.94 per share. This payment was subsequently reimbursed by GT Solar Holdings, LLC, and was recorded as compensation expense by the Predecessor in the period from April 1, 2005 to December 31, 2005. This compensation expense was allocated to employees associated with the following expenses: Cost of Revenues—$0.4 million; Research and Development—$0.1 million; Selling and Marketing—$0.8 million; and General and Administrative—$23.0 million.

(2)
The combined fiscal year ended March 31, 2006, represents the mathematical addition of our Predecessor's results of operations from April 1, 2005 to December 31, 2005, and GT Solar's results of operations from January 1, 2006 to March 31, 2006. We have included the combined financial information in order to facilitate a comparison with our other fiscal years. This presentation is not consistent with U.S. GAAP and may yield results that are not strictly comparable on a period-to-period basis primarily due to (i) the impact of required purchase accounting adjustments and (ii) the new basis of accounting established on the closing date of the Acquisition. Such results are not necessarily indicative of what the results for the respective periods would have been had the Acquisition not occurred.

(3)
The application of purchase accounting in connection with the Acquisition resulted in recording approximately $30.3 million of intangible assets the amortization of which amounted to approximately $3.9 million for the period from January 1, 2006 to March 31, 2006 and approximately $15.4 million and $2.8 million for the fiscal years ended March 31, 2007 and 2008, respectively. For more information on the impact of purchase accounting adjustments, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Effects of the Acquisition by GT Solar Holdings, LLC."

(4)
For the fiscal year ended March 31, 2005, loss on investment in related party includes an approximate $1.5 million write-off of our investment in SC Fluids, Inc., a company controlled by Dr. Kedar Gupta that has ceased operations.

(5)
For the period from April 1, 2005 to December 31, 2005, other expense includes approximately $3.4 million in costs associated with the Acquisition. For the fiscal year ended March 31, 2007, other expense includes approximately $5.8 million of costs related to an equity offering that was abandoned in November 2006 and our initial public offering. For the fiscal year ended March 31, 2008, other expense includes approximately $1.6 million of costs related to our initial public offering.

(6)
Balance sheet data as of December 31, 2005 reflects the adjustments recorded immediately after the Acquisition on January 1, 2006 as discussed further in Note 3 to the consolidated financial statements.

(7)
Restricted cash includes cash held in escrow as collateral in respect of outstanding letters of credit related to customer deposits and as security for interest and other bank fees.

(8)
Working capital represents current assets minus current liabilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the information set forth under "Selected Historical Financial Data" and our consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described under "Risk Factors" and "Forward-Looking Statements." Our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Company Overview

        We are a leading global provider of specialized manufacturing equipment and services essential for the production of photovoltaic, or PV, wafers, cells and modules and polysilicon. Our principal products are directional solidification systems, or DSS units, and chemical vapor deposition, or CVD, reactors and related equipment. DSS units are specialized furnaces used to melt polysilicon and cast multicrystalline ingots from which solar wafers are made. CVD reactors are used to react gases at high temperatures and pressures to produce polysilicon, the key raw material used in solar cells. Our customers include several of the world's largest solar companies as well as companies in the chemical industry. The use of our products requires substantial technical know-how and most of our customers rely on us to design and optimize their production processes as well as train their employees in the use of our equipment. Demand for our products has increased significantly over the past several years as a result of the substantial investments in manufacturing capacity made by solar silicon, wafer, cell and module manufacturers to meet growing demand for their products. From fiscal 2006 to fiscal 2008 our revenues grew at a compound annual growth rate of 128%. We operate through two segments: our PV business and our polysilicon business.

        Our PV business manufactures and sells DSS units, wafer cleaning and etch systems, slurry recovery systems, cell testing and sorting equipment, and tabber/stringer machines, as well as related parts and consumables. We sell our products separately and as part of "turnkey solutions", where we bundle equipment, including third party equipment, with design and integration expertise. We believe we are one of a small number of equipment manufacturers capable of providing PV turnkey solutions.

        Our polysilicon business offers CVD reactors and related equipment. Polysilicon is the key raw material used to produce solar cells. Growing demand for solar cells over the past several years has resulted in a polysilicon shortage. We believe the shortage has been intensified by the reluctance of existing polysilicon producers to add additional capacity and a lack of new entrants due to the absence of commercially available polysilicon production equipment. In 2005, we made a strategic decision to develop the equipment and expertise necessary to facilitate the entry of new participants into the polysilicon industry. As of March 31, 2008, we had received nine orders for an aggregate of 176 CVD reactors from six customers. The first of these CVD reactors were delivered to the customer in August 2007, and we believe they are currently producing polysilicon, but we will not recognize any revenue related to these orders for CVD reactors until pre-established output performance criteria have been met and final acceptance by the respective customer has been confirmed.

        Our business was founded in 1994. Effective January 1, 2006, our business was acquired by GT Solar Holdings, LLC, a newly formed company controlled by GFI, a private equity investment firm focused on the energy sector, in the Acquisition.

        Our fiscal year begins on April 1 and ends on March 31 for each year presented.

Order Backlog

        Our order backlog is comprised of signed purchase orders or other written contractual commitments. As of March 31, 2008, our order backlog was approximately $1.3 billion. Approximately one-half of our order backlog relates to orders expected to be recognized as revenue by March 31, 2009. Our order backlog at March 31, 2007 was approximately $399 million. We generally would expect to deliver the solar products included in our order backlog over a period ranging from six to twelve months and the polysilicon products included in our order backlog over a period ranging from twelve to eighteen months, although portions of the related revenue are expected to be recognized over a longer period. Order backlog as of any particular date should not be relied upon as indicative of our revenues for any future period and we have only recently begun to track our order backlog on a consistent basis as a performance measure.

        The table below sets forth our backlog as of March 31, 2007 and 2008 by product category:

	As of March 31, 2007		As of March 31, 2008
Product Category	Amount	% of Backlog	Amount	% of Backlog
	(dollars in millions)
PV business	$222	56%	$648	50%
Polysilicon business	177	44	659	50

Total	$399	100%	$1,307	100%

Factors Affecting Our Results of Operations

        Demand for our products and services is driven by end-user demand for solar power. Key drivers of the growing demand for solar power include increasing scarcity and rising prices of conventional energy sources, the desire for energy security/energy independence to counter perceived geopolitical supply risks surrounding fossil fuels, environmental pollution from fossil fuels and the resulting tightening of emission controls, the increasingly competitive cost of energy from renewable energy sources, government incentive programs for the development of solar energy making solar energy more cost competitive and changing consumer preferences towards renewable energy sources. See "Industry" for additional information regarding the PV industry.

        In addition, our results of operations are affected by a number of external factors including the availability of polysilicon in the market, availability of raw materials, foreign exchange rates, interest rates, commodity prices (particularly steel and graphite prices) and macro economic, political, regulatory and legal conditions in the markets in which we conduct business (including China).

        Our quarterly results of operations are affected by a number of factors including, among other things, the size of new contracts and when we are able to recognize the related revenue (especially with respect to our polysilicon products), delays in customer acceptances of our products and our rate of progress in the fulfillment of our obligations under our contracts. Our quarterly results have fluctuated significantly in the past and we expect that our quarterly results will continue to fluctuate significantly in the future.

Components of Revenue and Expenses

        The following discussion describes certain of the line items in our statements of operations.

  Revenue

        We generate revenue from the sale of our products and services to solar product manufacturers. A brief description of each of our key products and services is set forth below:

        PV Products.    Our most significant PV product is our DSS unit, a specialized furnace used to melt polysilicon and grow multicrystalline ingots from which solar wafers are made. Other PV proprietary products include tabber/stringer machines, etch systems and solar cell testing and sorting equipment. We also sell PV equipment manufactured by third parties and offered by us, often as part of our turnkey solutions.

        PV Services, Parts and Other.    Services and other includes spares, technical support, consumables and consulting fees.

        Polysilicon Products.    Our polysilicon products include a CVD reactor and an STC converter. CVD reactors are used to produce polysilicon, the key raw material used to make solar wafers. Our STC converters recycle silicon tetrachloride gas used in the CVD process. We have not recorded revenue for any of our polysilicon products.

        We outsource the manufacture of most of the components used in our products to outside vendors. Our factory focuses on assembly operations and the production of proprietary components, including control software and certain other components with high technical content.

  Cost of revenue

        Cost of revenue consists of cost of product revenue and cost of service revenue. Our costs of product revenue are costs that are attributable to customer contracts. These costs comprise specific costs, such as costs of materials, labor-related costs of manufacturing and installation personnel incurred with each contract; costs of third party equipment procured from other manufacturers for supply under customer contracts; and general fixed costs, such as depreciation, freight charges and employee benefits, that are not directly attributable to individual customer contracts. Our cost of product revenue varies based, among other things, on the level of product sales, as well as the mix of products sold. External factors affecting our costs of product revenue include prevailing graphite and steel prices, which affect our cost of materials.

        Our costs of service revenue are costs attributable to services and functions related to consulting, repair and installation services. These costs comprise specific costs, such as labor-related costs of field service personnel incurred with each contract and general fixed costs, such as employee benefits, that are not directly attributable to particular services or functions.

  Gross profit

        Our gross profit varies from year to year depending on the level of product sales and the mix of our product and service revenue. Our polysilicon products and DSS unit sales generally generate a higher gross margin than sales of other GT Solar equipment, third party equipment procured from other manufacturers for sale as part of a turnkey solution and services revenue.

  Operating expenses

        Our operating expenses consist primarily of the following expenses:

        Research and Development.    Research and development includes both research in new technologies and engineering development of existing product lines. We expect to increase the level of our research and development activities in the near term.

        Sales and Marketing.    Sales and marketing includes all expenses associated with the sales force and marketing efforts, including sales commissions. These expenses are expected to continue to increase as our business continues to expand, primarily as we add more sales and marketing personnel.

        General and Administrative.    General and administrative includes executive, finance, legal and human resource expenses, as well as depreciation and amortization. We expect that our general and administrative expenses will increase as a result of the increased costs associated with operating as a public company.

  Interest expense

        Interest expense consists of interest on outstanding indebtedness, the interest component of our foreign exchange forward contracts, the amortization of financing costs and other financial expenses. In recent years, our interest expense has generally increased or decreased as our outstanding indebtedness and foreign exchange contracts have increased or decreased. In connection with the Acquisition, we incurred $15.0 million of aggregate indebtedness. We subsequently refinanced this indebtedness on April 1, 2006 and repaid it on April 23, 2007.

  Interest income

        Interest income is generated as a result of investing cash balances in short-term liquid instruments that are in excess of our working capital needs. In recent years, interest income has increased primarily as a result of increases in the balances of the funds we are able to invest.

  Other, net

        Other, net includes non-operating income and expenses such as loss on foreign currency exchange, gain on sale of property, loss on investment in a related party and costs related to equity offerings on behalf of our stockholders.

  Income tax expense (benefit)

        Income tax expense (benefit) consists of current tax expense or benefit, deferred tax expense or benefit and any other accrued tax expense. Our ability to recognize deferred tax assets is affected by, among other things, our estimates of whether we will have future taxable earnings. The amortization expense related to intangible assets recorded in conjunction with the Acquisition is not deductible for income tax purposes. Interest and penalties, if any, related to tax matters are recorded as a component of income tax expense.

Effects of the Acquisition by GT Solar Holdings, LLC

        Effective January 1, 2006, we were acquired by GT Solar Holdings, LLC, a newly formed limited liability company controlled by GFI.

  Purchase accounting

        The Acquisition was accounted for using the purchase method of accounting. In accordance with the requirements of purchase accounting, our assets and liabilities were adjusted to their estimated fair values and the resulting goodwill was recorded as of the transaction date. The application of purchase accounting resulted in the adjustments to several accounts, including inventory, receivables, fixed assets, deferred revenues and intangible assets. Please see "—Results of Operations" for a discussion of the effect of these adjustments on our results of operations for periods after December 31, 2005. As a result of the application of purchase accounting, the audited consolidated financial statements of the Predecessor may not be comparable in all material respects to the audited consolidated financial statements of GT Solar for periods following the Acquisition.

  Acquisition expenses

        In connection with the Acquisition, the Predecessor repurchased all of its outstanding stock options for approximately $24.1 million, an amount equal to the aggregate of the difference between the exercise price of such options and the common stock acquisition price of $106.94 per share. This payment was subsequently reimbursed by GT Solar Holdings, LLC, and was recorded as compensation expense by the Predecessor in the period from April 1, 2005 to December 31, 2005. In addition, the Predecessor incurred acquisition-related expenses of approximately $3.4 million in connection with the Acquisition.

Critical Accounting Policies and Significant Accounting Estimates

        Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles as used in the United States. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures of contingent assets and liabilities. On a continual basis, we evaluate our estimates, including those related to deferred revenue, inventory, accounts receivable, intangible assets, income taxes and product warranties. We operate in a competitive industry that is influenced by a variety of diverse factors including, but not limited to, technological advances, product life cycles, long customer and supplier lead times, and geographic and macroeconomic trends. Estimating product demand beyond a relatively short forecasting horizon is difficult and prone to forecasting error due to the inherent lack of visibility in the industry. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. See "Risk Factors" and "Forward-Looking Statements."

        We believe that the following are the critical accounting policies used by us in the preparation of our consolidated financial statements.

  Revenue recognition

        We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104, Revenue Recognition, or SAB 104. We recognize revenue when title and risk of loss have passed to the customer, evidence of an arrangement exists, fees are contractually fixed or determinable, collectibility is reasonably assured through historical collection results and regular credit evaluations, and there are no uncertainties regarding customer acceptance. Our revenue recognition policies for established products differ from our newer products. Our revenue recognition policies are described in further detail below.

        For most products, a portion of the total purchase price (typically 10%) is not due until installation occurs and the customer submits a formal written acceptance of the product. For products we consider to be "established," we recognize upon delivery revenue equal to the lesser of the amount allocated to the equipment or the contractual amount due (typically 90%) with the remainder recognized as revenue upon the receipt of formal written customer acceptance. For products we consider to be "new," the entire amount is recorded as revenue upon the receipt of formal written customer acceptance or at the time the product is determined to be established.

        Products are classified as "established" products if post-delivery acceptance provisions and the installation process have been determined to be routine, due to the fact that the acceptance provisions are generally a replication of pre-shipment procedures. The majority of our products are manufactured to meet contractual customer specifications which generally differ insignificantly from the core functionality of the equipment. To ensure contractual performance levels are satisfied, the products often are tested at our manufacturing facility prior to shipment. To the extent that customers' conditions cannot be replicated in our facilities or if there is not a demonstrated history of meeting newer customer specifications, then the product is treated as "new" for revenue recognition purposes.

        In determining when a "new" product is considered "established," we consider several factors, including the stability of the product's technology, the ability to test the product prior to shipment, successful installations at customers' sites and the performance results once installed. We generally believe that satisfaction of these factors, coupled with a minimum of three to five successful customer installations and acceptances, is necessary to support the conclusion that there are no uncertainties regarding customer acceptances and that the installation process can be considered perfunctory. These factors, as well as the consideration of the ease of installation in different customer environments, are all taken into consideration in determining whether a product should be classified as "established."

        The majority of our contracts involve the sale of equipment and services under multiple element arrangements. As provided for in Emerging Issues Task Force, or EITF, No. 00-21, "Revenue Arrangements with Multiple Deliverables," or EITF No. 00-21, revenue under multiple element arrangements is allocated to all elements based upon their relative fair values. To be considered a separate element, the product or service in question must represent a separate unit of accounting, and fulfill the following criteria: "(a) the delivered item(s) has value to the customer on a standalone basis; (b) there is objective and reliable evidence of the fair value of the undelivered item(s); and (c) if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the Company." Our sales arrangements do not include a general right of return.

        As a part of our revenue arrangements, we often sell certain equipment for which we have not been able to obtain objective evidence of fair value pursuant to EITF No. 00-21. If objective evidence does not exist for the undelivered elements of an arrangement, all revenue is deferred until such evidence does exist, or until all elements are delivered, whichever is earlier assuming all other revenue recognition criteria are met. Once there is objective evidence of the fair value of undelivered elements, the amount allocated to equipment and parts is based on a residual method. Under this method, the total arrangement value is allocated first to undelivered elements, based on their fair values, with the remainder being allocated to equipment revenue.

        We have determined that installation and training services are not integral to the stand-alone value of our established products. We typically perform training at the same time as the installation process. The value of the undelivered installation and training services is deferred at an amount that is the greater of (i) the estimated fair value of the installation or (ii) the portion of the sales price that will not be received until the installation is completed. The amount allocated to installation and training is based upon the fair value of the service performed, including labor, which is based upon the estimated time to complete the installation and training at hourly rates.

        We periodically enter into turnkey contracts where we provide all of the equipment necessary for a complete production line, whether we manufacture all of the equipment or not. For turnkey contracts, revenue recognition is based upon production line acceptance, which requires an acceptance test period after all individual items are installed and accepted. Revenue is deferred until the specified output has been achieved which is determined through specific contractual testing measures and overall customer acceptance. Revenue is not recognized upon the delivery and acceptance of any individual element.

        Spare parts revenue is generally recognized upon shipment, and services revenue is generally recognized as the services are provided.

  Deferred Revenue and Deferred Costs

        Deferred revenue includes amounts that have been billed per the contractual terms but have not been recognized as revenue. Deferred costs represent the product costs related to deferred revenues.

  Inventory

        We value our inventory at the lower of cost or market. The determination of the lower of cost or market requires that we make significant assumptions about future demand for products and the transition to new product offerings from legacy products. These assumptions include, but are not limited to, future manufacturing schedules, customer demand, supplier lead time and technological and market obsolescence. Estimating product demand beyond a relatively short forecasting horizon is difficult and prone to forecasting error due to the inherent lack of visibility in the industry. We also provide for losses on those open purchase order commitments in which our estimated obligation to receive inventory under the commitments exceeds expected production demand. Once our inventory is written down and a new cost basis has been established, it is not written back up if demand increases. If market conditions are less favorable than those projected by management, additional inventory write-downs may be required. If market conditions are more favorable than those projected by management, and specific inventory previously written down is subsequently sold, gross profit would improve by the amount of the specific write-down reversed in the period the inventory is sold.

  Valuation allowance on deferred tax assets and income tax provision

        The Financial Accounting Standards Board's Statement of Financial Accounting Standards, or SFAS, No. 109, "Accounting for Income Taxes," or SFAS No. 109, requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that a portion of the deferred tax asset will not be realized. On a quarterly basis, we evaluate both the positive and negative evidence bearing upon the realizability of our deferred tax assets. We consider future taxable income, ongoing prudent and feasible tax planning strategies, and the ability to utilize tax losses and credits in assessing the need for a valuation allowance. Should we determine that we are not able to realize all or part of our other deferred tax assets in the future, a valuation allowance would be required resulting in an expense recorded within the provision for income taxes in the statement of income in the period in which such determination was made. It is possible that the amount of the deferred tax asset considered realizable could be reduced in the near term if future taxable income is reduced. Should our future profitability provide sufficient evidence, in accordance with SFAS No. 109, to support the ultimate realization of income tax benefits attributable to deferred profits and other deductible temporary differences, a reduction in the valuation allowance may be recorded and the carrying value of deferred tax assets may be restored, resulting in a non-cash credit to earnings.

        Our effective tax rate is affected by levels of taxable income in federal and state tax jurisdictions and China, U.S. tax credits generated and utilized for research and development expenditures, investment tax credits and other tax incentives specific to domestic U.S. operations and changes in valuation allowances.

  Product warranties

        We provide for the estimated cost of product warranties, the amount of which is based primarily upon historical information, at the time product revenue is recognized. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, our warranty obligation is affected by product failure rates, utilization levels, material usage, service delivery costs incurred in correcting a product failure and supplier warranties on parts delivered to us. Should actual product failure rates, utilization levels, material usage, service delivery costs incurred in correcting a product failure or supplier warranties on parts differ from our estimates, revisions to the estimated warranty liability would be required.

  Stock compensation

        Effective April 1, 2006, we adopted the provisions of SFAS No. 123(R), "Share-Based Payment," or SFAS No. 123(R), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based on the estimated fair market values of the underlying instruments. Accordingly, stock-based compensation cost is measured at the grant date, based upon the fair value of the award, and is recognized as expense on a straight line basis over the requisite employee service period.

        We adopted SFAS No. 123(R) using the modified prospective transition method, which requires the application of the standard as of April 1, 2006. Accordingly, our consolidated financial statements as of and for the fiscal years ended March 31, 2007 and 2008 reflect the impact of SFAS No. 123(R). In accordance with the modified prospective transition method, our consolidated financial statements for the prior periods have not been restated.

        Compensation expense in the fiscal year ended March 31, 2007 and 2008 pertains to the share-based payment awards granted subsequent to April 1, 2006, based on the grant-date fair value estimated in accordance with SFAS No. 123(R).

        We have selected the Black Scholes option pricing model to value our options. The weighted average estimated fair value per share of employee stock options granted during the fiscal year ended March 31, 2007 and 2008 was determined using the Black Scholes model with the following underlying assumptions:

	Fiscal Year Ended March 31, 2007	Fiscal Year Ended March 31, 2008
Expected volatility	67.6%	48.0%
Weighted average risk-free interest rate	5.07%	3.66%
Expected dividend yield	0.0%	0.0%
Weighted average expected life (in years)	6.1	6.1
Estimated per share fair value of employee stock options at the time of the award	$18.41	$48.55

        We have estimated our expected stock price volatility based on historical volatility calculations for a group of peer comparable companies. The weighted average risk free interest rate reflects the rates of U.S. government securities appropriate for the term of our stock options at the time of grant. The weighted average expected term of 6.1 years is based on the average of the vesting term and the ten year contractual lives of all options awarded after April 1, 2006.

        Share based compensation expense recognized in our consolidated statement of operations is based on awards ultimately expected to vest; therefore, it has been reduced for estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of initial grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We estimated forfeitures based on our historical activity, as we believe that these forfeiture rates are indicative of our expected forfeiture rate.

        We account for equity instruments issued to non-employees in accordance with SFAS No. 123, EITF Issue No. 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services and Financial Accounting Standards Board, or FASB, Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans. Accordingly, as these equity instruments vest, we will be required to remeasure the fair value of the equity instrument at each reporting period prior to vesting and finally at the vesting date of the equity instruments.

        During the fiscal year ended March 31, 2007, we granted 196,992 options with an estimated total fair value at grant date as determined under SFAS No. 123(R) of approximately $3.4 million, after estimated forfeitures. During the fiscal year ended March 31, 2008, we granted 212,331 options with an estimated total fair value at grant date of approximately $11.3 million. As of March 31, 2008, we had unrecognized stock-based compensation expense related to stock options of approximately $14.0 million after estimated forfeitures, which will be recognized over an estimated weighted-average remaining requisite service period of 3.5 years.

        We made the following grants of restricted stock and options to purchase our common stock to employees from April 1, 2006 through March 31, 2008:

Grant date	Number of options	Exercise price	Fair value	Was fair value determined in a contemporaneous valuation	Intrinsic value
July 7, 2006	183,456	$28.14	$28.14	Yes	$—
July 27, 2006	13,536	$28.14	$28.14	Yes	$—
December 21, 2007	187,331	$95.86	$95.86	Yes	$—
January 2, 2008	25,000	$95.86	$95.86	Yes	$—
Grant date	Number of restricted shares	Exercise price	Fair value	Was fair value determined in a contemporaneous valuation	Intrinsic value
January 2, 2008	5,000	N/A	$95.86	Yes	$95.86

        We performed contemporaneous valuations in connection with our restricted share and option grants. We relied on this fair value analysis in determining the fair value of our restricted stock and in setting the exercise price of each of our option grants.

        The valuation performed in connection with our December 21, 2007 and January 2, 2008 option grants reviewed the traditional valuation methodologies, including market multiples, comparable transactions and discounted cash flow. The valuation relied on an averaging of the discounted cash flow method and market multiples method as the most appropriate methodology to value our common stock. This approach was selected because (i) it gives substantial effect to management's specific projections for the business, including the likelihood and degree of success of the polysilicon equipment business; (ii) reflects management's judgement that the anticipated growth implied by comparable public company multiples should be considered; and (iii) there were no observed acquisitions that were sufficiently comparable. The analysis applied a 50% probability risk factor to the valuations of our polysilicon business. We relied on this fair value analysis in setting the exercise price of $95.86 for each of these option grants.

  Derivative instruments and hedging agreements

        In December 2006, we began entering into forward foreign exchange contracts to offset certain operational exposures from the impact of changes in foreign currency exchange rates. Such exposures result from the portion of our operations that are denominated in currencies other than the U.S. dollar, primarily the Euro and to a lesser degree the Swiss Franc. These foreign exchange contracts are entered into to support purchases made in the normal course of business, and accordingly, are not speculative in nature. In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, or SFAS No. 133, hedges related to anticipated transactions are designated and documented at the inception of the respective hedges as cash flow hedges and are evaluated for effectiveness quarterly.

        We record all derivative financial instruments in our consolidated financial statements in other current assets or accrued liabilities, depending on their net position, at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of the derivative financial instruments are either recognized periodically in earnings or in stockholders' equity as a component of accumulated other comprehensive income or loss depending on whether the derivative financial instrument qualifies for hedge accounting as defined by SFAS No. 133. Changes in fair values of derivatives not qualifying for hedge accounting are reported in earnings as they occur.

        Derivative financial instruments involve, to a varying degree, elements of market and credit risk not recognized in consolidated financial statements. The market risk associated with these instruments resulting from currency exchange rate movements is expected to offset the market risk of the underlying transactions, assets and liabilities being hedged. The counterparties to the agreements relating to our foreign exchange instruments are major international financial institutions with high credit ratings. We do not believe that there is significant risk of nonperformance by the counterparties because we monitor their credit ratings. While the contract or notional amounts of derivative financial instruments provide one measure of the volume of these transactions, they do not represent the amount of our exposure to credit risk. The amounts potentially subject to credit risk (arising from the possible inability of the counterparty to meet the terms of the contracts) are generally limited to the amounts, if any, by which the counterparty's obligations under the contracts exceed our obligations to the counterparty.

        As of March 31, 2008, the fair value and carrying amount of forward foreign currency exchange contracts was approximately $6.2 million.

Results of Operations

        The following tables set forth the results of operations as a percentage of revenue of our Predecessor for the period from April 1, 2005 to December 31, 2005, and for us for the period January 1, 2006 to March 31, 2006, for the fiscal year ended March 31, 2006, (on a combined basis) and for the fiscal years ended March 31, 2007 and 2008. The combined fiscal year ended March 31, 2006 represents the mathematical addition of our Predecessor's results of operation from April 1, 2005 to December 31, 2005, and GT Solar's results of operations from January 1, 2006 to March 31, 2006. We have included the combined financial information in order to facilitate a comparison with our other fiscal years. This presentation is not consistent with U.S. GAAP, and may yield results that are not strictly comparable on a period-to-period basis primarily due to (i) the impact of required purchase accounting adjustments and (ii) the new basis of accounting established on the closing date of the Acquisition. Such results are not necessarily indicative of what the results for the respective periods would have been had the Acquisition not occurred. All references to the fiscal year ended March 31, 2006 in the following discussion are based on this combined information.

	Predecessor	GT Solar	Combined Predecessor/ GT Solar	GT Solar
	April 1, 2005 to December 31, 2005	January 1, 2006 to March 31, 2006	Fiscal Year Ended March 31, 2006	Fiscal Year Ended March 31, 2007	Fiscal Year Ended March 31, 2008
Statement of Operations Data:*
Revenue	100%	100%	100%	100%	100%
Cost of revenue	58	116	61	60	62

Gross profit	42	(16)	39	40	38
Research and development	3	31	4	6	4
Selling and marketing	9	16	9	13	4
General and administrative	55	193	61	18	9
Amortization of intangible assets	1	183	9	27	1

Income (loss) from operations	(26)	(440)	(44)	(24)	20
Interest income	—	4	—	3	3
Interest expense	(1)	(14)	(1)	(4)	(1)
Other income (expense)	(7)	(4)	(7)	(9)	(1)

Income (loss) before income taxes	(34)	(454)	(52)	(34)	21
Provision (benefit) for income taxes	—	(125)	(6)	(3)	6

Net income (loss)	(34)%	(329)%	(46)%	(31)%	15%

*
(Percentages subject to rounding).

Fiscal Year Ended March 31, 2008 Compared to Fiscal Year Ended March 31, 2007

        Revenue.    The following table sets forth total revenue and revenue by product category for the fiscal years ended March 31, 2007 and 2008.

Product Category	Fiscal Year Ended March 31, 2007	Fiscal Year Ended March 31, 2008	Change	% Change
	(dollars in thousands)
PV equipment:
DSS units	$50,972	$210,728	$159,756	313%
Other GT Solar equipment	2,720	8,716	5,996	220%
Third party equipment	1,056	10,062	9,006	853%
PV services, parts and other	5,371	14,546	9,175	171%

Total PV business revenue	$60,119	$244,052	$183,933	306%

        Our revenue from sales of DSS units increased 313% from $50,972 for the fiscal year ended March 31, 2007 to $210,728 for the fiscal year ended March 31, 2008. This increase can be attributed to general growth in the solar industry as well as completed delivery of a turnkey solution and other DSS contracts. During the fiscal year ended March 31, 2008, we began to deliver and install our recently introduced DSS 450 unit. In the fourth quarter of our fiscal year ended March 31, 2008, we began to recognize revenue on these units when we were able to obtain sufficient evidence of customer acceptance in accordance with our revenue recognition policy which occurred in the fourth quarter of that year.

        Sales of Other GT Solar equipment accounted for $2,720,000 of our revenue for the fiscal year ended March 31, 2007 and $8,716,000 of our revenue for the fiscal year ended March 31, 2008, representing an increase of 220%. This increase was largely the result of an increase in the sale of equipment included in our turnkey solutions. Our revenue from sales of third party equipment increased 853% from $1,056,000 for the fiscal year ended March 31, 2007 to $10,062,000 for the fiscal year ended March 31, 2008. This increase was due to an increase in the sale of equipment included in our turnkey solutions. PV services, parts and other generated $5,371,000 of revenue in the fiscal year ended March 31, 2007, compared to $14,546,000 in the fiscal year ended March 31, 2008, representing an increase of 171%. This increase was primarily the result of increased spare part revenue. As a result of the foregoing, our total revenue increased 306% from $60,119,000 for the fiscal year ended March 31, 2007 to $244,052,000 for the fiscal year ended March 31, 2008.

        Revenue from turnkey solutions accounted for none of our revenue for the fiscal year ended March 31, 2007 and 11% or $27,222,000 of our revenue for the fiscal year ended March 31, 2008. Turnkey revenue is recorded only after final production line acceptance and therefore is periodic in nature.

        In both the fiscal year ended March 31, 2007 and fiscal year ended March 31, 2008, a substantial percentage of our revenue from product sales resulted from sales to a small number of customers. Three of our customers accounted for 70% of our revenue for the fiscal year ended March 31, 2007 and one customer accounted for 62% of our revenue for the fiscal year ended March 31, 2008. No other customer accounted for more than 10% of our revenue during the respective periods.

        We did not recognize any revenue from our CVD reactors or converters in the fiscal year ended March 31, 2007 and 2008. The polysilicon business commenced in April 2006 and, through March 31, 2008, we had received committed orders for CVD reactors, STC converters and other related equipment from six customers. These orders have an aggregate value of approximately $659,201,000, and we have received cash deposits of approximately $173,861,000 from such customers. As of March 31, 2008 we had delivered reactors to one customer.

        Cost of Revenue and Gross Profit.    The following table sets forth total cost of revenue and gross profit (loss) for the fiscal years ended March 31, 2007 and 2008:

	Fiscal Year Ended March 31, 2007	Fiscal Year Ended March 31, 2008	Change	% Change
	(dollars in thousands)
Cost of revenue
PV business	$36,284	$150,031	$113,747
Polysilicon business	—	1,678	1,678

Total	$36,284	$151,709	$115,425	318%

Gross profit (loss)
PV Group	$23,835	$94,021	$70,186
Polysilicon business	—	(1,678)	(1,678)

Total	$23,835	$92,343	$68,508	287%

        Cost of revenue increased 318% from $36,284,000 for the fiscal year ended March 31, 2007 to $151,709,000 for the fiscal year ended March 31, 2008. Gross profit increased 287% from $23,835,000 for the fiscal year ended March 31, 2007 to $92,343,000 for the fiscal year ended March 31, 2008. These increases were largely the result of increased PV Group sales in the fiscal year ended March 31, 2008 compared to the fiscal year ended March 31, 2007.

        Gross profit as a percentage of revenue, or gross margin, decreased from 40% for the fiscal year ended March 31, 2007 to 38% for the fiscal year ended March 31, 2008. Gross margin decreased primarily due to (i) a $2,478,000 non-recurring increase to our cost of goods sold as we utilized inventory, the book value of which had been increased to fair value at the date of the Acquisition, (ii) a fourth quarter provision of approximately $6,745,000 relating to the enhancement of our DSS product that consists of hardware and software improvements designed to improve operating safety. We are offering these enhancements free of charge to all customers worldwide, and (iii) lower than expected gross profit with respect to a completed turnkey contract in the fiscal year ended March 31, 2008 of approximately $4,031,000 consisting of additional costs of $2,154,000 as a result of the unsatisfactory performance of certain third party equipment and $1,466,000 of higher than expected costs associated with polysilicon required to be delivered under the contract. We do not typically provide polysilicon to customers and currently have no commitments to provide polysilicon to customers.

        These decreases in gross margin were offset in part by higher gross margins on our recently introduced DSS 450 unit.

        Research and Development.    The following table sets forth total research and development expenses for the fiscal years ended March 31, 2007 and 2008:

	Fiscal Year Ended March 31, 2007	Fiscal Year Ended March 31, 2008	Change	% Change
	(dollars in thousands)
Research and development
PV business	$3,810	$3,977	$167
Polysilicon business	—	6,540	6,540

Total	$3,810	$10,517	$6,707	176%

        Research and development expenses were $3,810,000 for the fiscal year ended March 31, 2007, compared to $10,517,000 for the fiscal year ended March 31, 2008, an increase of 176%. The increase was a result of increased labor and material spending associated with the development of new Polysilicon business products, particularly our CVD reactor technology, while we continued the development of our next-generation DSS product.

        Sales and Marketing.    The following table sets forth total selling and marketing expenses for the fiscal years ended March 31, 2007 and 2008:

	Fiscal Year Ended March 31, 2007	Fiscal Year Ended March 31, 2008	Change	% Change
	(dollars in thousands)
Selling and marketing
PV business	$5,649	$6,872	$1,223
Polysilicon business	2,098	3,580	1,482

Total	$7,747	$10,452	$2,705	35%

        Sales and marketing expenses increased 35% from $7,747,000 for the fiscal year ended March 31, 2007 to $10,452,000 for the fiscal year ended March 31, 2008. The increase was the result of increased sales commissions payable to sales representatives as a result of the increased sales and bookings in the fiscal year ended March 31, 2008 related to both solar products and CVD reactors.

        General and Administrative.    General and administrative expenses increased 103% from $10,562,000 for the fiscal year ended March 31, 2007 to $21,435,000 for the fiscal year ended March 31, 2008, an increase of 103%. The increase was the result of increased staffing to provide the infrastructure necessary to support our growth and increases in the cost of variable compensation programs that partially fluctuate with our profitability.

        Amortization of Intangible Assets.    Amortization expense attributed to intangible assets decreased from $15,446,000 for the fiscal year ended March 31, 2007 to $3,018,000 for the fiscal year ended March 31, 2008. The decrease reflects that a significant portion of the intangible assets recorded in connection with the Acquisition was attributed to order backlog which was amortized over a period of fifteen months and which was fully amortized in the fiscal year ended March 31, 2007.

        Interest Income.    During the fiscal year ended March 31, 2007, we earned $1,686,000 in interest income, and during the fiscal year ended March 31, 2008, we earned $6,543,000 in interest income. We typically invest our excess cash in exchange traded money market mutual funds. Interest income increased due to higher cash and cash equivalent balances in the fiscal year ended March 31, 2008 compared to lower cash and cash equivalent balances in the fiscal year ended March 31, 2007.

        Interest Expense.    During the fiscal year ended March 31, 2007, we recorded interest expense of $2,460,000, and during the fiscal year ended March 31, 2008, we recorded interest expense of $1,651,000. This decrease was attributable to the repayment of the $15,000,000 notes payable in April 2007 offset in part by the interest component of foreign exchange forward contracts.

        Other Expense, net.    During the fiscal year ended March 31, 2007, other expense was $5,667,000, which was primarily costs associated with the abandoned admission for trading of our common stock on the AIM and costs associated with our planned initial public offering which was partially offset by royalty income under a co-marketing agreement with a crucible supplier. During the fiscal year ended March 31, 2008, we recorded other expense, net of $1,244,000, of which $1,647,000 related to costs associated with a private placement and our planned initial public offering, which was partially offset by gains on foreign exchange of $476,000.

        Provision for Income Taxes.    Our effective income tax rate was a benefit of 9% in the fiscal year ended March 31, 2007 and an expense of 29% in the fiscal year ended March 31, 2008. The tax benefit rate in the fiscal year ended March 31, 2007 was lower than statutory rates principally due to non-deductible offering costs and valuation allowances against federal and state deferred tax assets. The tax expense rate in the fiscal year ended March 31, 2008 was lower than the statutory rate principally due to non-taxable interest income, our ability to recognize previously reserved federal and state deferred tax assets and a federal tax deduction based on manufacturing activities undertaken in the United States. We estimate that our effective income tax rate for the fiscal year ending March 31, 2009 will be slightly lower than the statutory rate primarily due to non-taxable interest income, a federal deduction based on manufacturing activities undertaken in the United States and federal research and development tax credits.

        Net Income.    As a result of the foregoing factors, for the fiscal year ended March 31, 2008, we recorded net income of $36,105,000 compared to a net loss of $(18,355,000) for the fiscal year ended March 31, 2007.

Fiscal Year Ended March 31, 2007 Compared to Fiscal Year Ended March 31, 2006 (On a Combined Basis)

        Revenue.    The following table sets forth total revenue and revenue by product category for the fiscal years ended March 31, 2006 (on a combined basis) and March 31, 2007.

Product Category	Combined Fiscal Year Ended March 31, 2006	Fiscal Year Ended March 31, 2007	Change	% Change
	(dollars in thousands)
PV equipment:
DSS units	$33,843	$50,972	$17,129	51%
Other GT Solar equipment	3,600	2,720	(880)	(24)
Third party equipment	5,654	1,056	(4,598)	(81)
PV services, parts and other	3,657	5,371	1,714	47

Total PV business revenue	$46,754	$60,119	$13,365	29%

        Our revenue from sales of DSS units increased 51% from $33,843,000 for the fiscal year ended March 31, 2006 (on a combined basis) to $50,972,000 for the fiscal year ended March 31, 2007. This increase can be attributed to general growth in the solar industry. Sales of Other GT Solar equipment accounted for $3,600,000 of our revenue for the fiscal year ended March 31, 2006 (on a combined basis) and $2,720,000 of our revenue for the fiscal year ended March 31, 2007, representing a decrease of 24%. This decrease can be attributed to a decrease in the sale of specialty equipment included in turnkey solutions. Our revenue from sales of third party equipment decreased 81% from $5,654,000 for the fiscal year ended March 31, 2006 (on a combined basis) to $1,056,000 for the fiscal year ended March 31, 2007. This decrease can be attributed to a decrease in the sale of equipment included in our turnkey solutions. Services, parts and other generated $3,657,000 of revenue for us for the fiscal year ended March 31, 2006 (on a combined basis), compared to $5,371,000 in the fiscal year ended March 31, 2007, representing an increase of 47%. This increase can be attributed to general growth in the solar industry, as more solar cell manufacturers added wafer production lines, requiring our products, spare parts, and services. As a result of the foregoing, our total revenue increased 29% from $46,754,000 for the fiscal year ended March 31, 2006 (on a combined basis) to $60,119,000 for the fiscal year ended March 31, 2007.

        Revenue from sales of turnkey solutions, accounted for 28%, or $12,919,000, of our revenue for the fiscal year ended March 31, 2006 (on a combined basis). None of our revenue for the fiscal year ended March 31, 2007 was attributed to turnkey solutions. Turnkey revenue is recorded only after final production line acceptance and therefore is periodic in nature.

        In both the fiscal year ended March 31, 2006 (on a combined basis) and the fiscal year ended March 31, 2007, a substantial percentage of our revenue from product sales resulted from sales to a small number of customers. Three of our customers accounted for 64% of our revenue for the fiscal year ended March 31, 2006 (on a combined basis) and 70% of our revenue for the fiscal year ended March 31, 2007. No other customer accounted for more than 10% of our revenue during the respective periods.

        Cost of Revenue and Gross Profit.    Cost of revenue increased 28% from $28,334,000 for the fiscal year ended March 31, 2006 (on a combined basis) to $36,284,000 for the fiscal year ended March 31, 2007. This increase was largely the result of increased sales in the fiscal year ended March 31, 2007 compared to the fiscal year ended March 31, 2006 (on a combined basis). Gross profit increased 29% from $18,420,000 for the fiscal year ended March 31, 2006 (on a combined basis) to $23,835,000 for the fiscal year ended March 31, 2007 due to increased sales.

        Gross profit as a percentage of revenue was 40% for both the fiscal year ended March 31, 2006 (on a combined basis) and the fiscal year ended March 31, 2007.

        Research and Development.    Research and development expenses were $3,810,000 for the fiscal year ended March 31, 2007, compared to $1,816,000 for the fiscal year ended March 31, 2006 (on a combined basis), an increase of 110%. The increase was a result of increased labor and material spending associated with the development of new products. In addition to developing new products, we also invested in the development of our DSS product and tabber/stringer machines.

        Selling and Marketing.    Selling and marketing expenses were $7,747,000 for the fiscal year ended March 31, 2007, compared to $4,175,000 for the fiscal year ended March 31, 2006 (on a combined basis), representing an increase of 86%. The increase was due to increased sales commissions payable to sales representatives as a result of increased sales and bookings in the fiscal year ended March 31, 2007 including $2,098,000 attributable to our Polysilicon business, as well as increased marketing expenses spent on trade shows, trade publications and other industry publicity, in order to better position us in the solar industry.

        General and Administrative.    General and administrative expenses were $10,562,000 for the fiscal year ended March 31, 2007, compared to $28,618,000 for the fiscal year ended March 31, 2006 (on a combined basis), a decrease of 63%. The decrease was due to a decrease in stock compensation expense from the approximately $22,761,000 for the fiscal year ended March 31, 2006 (combined) as a result of the Acquisition to approximately $1,208,000 for the fiscal year ended March 31, 2007, offset by increased staffing to provide the infrastructure necessary to support our growth, and increases in the cost of variable compensation programs in the fiscal year ended March 31, 2007.

        Amortization of Intangible Assets.    Amortization expense attributed to intangible assets was $15,446,000 in the year ended March 31, 2007, compared to $4,426,000 in the year ended March 31, 2006 (on a combined basis). The increase was the result of increased intangible assets recorded in connection with the Acquisition.

        Interest Income.    During the fiscal year ended March 31, 2007, we earned $1,686,000 in interest income, compared to $227,000 for the fiscal year ended March 31, 2006 (on a combined basis). Interest income increased in the fiscal year ended March 31, 2007 due to higher cash balances and interest rates generating higher interest income.

        Interest Expense.    During the fiscal year ended March 31, 2007, we recorded interest expense of $2,460,000 as compared to $584,000 for the fiscal year ended March 31, 2006. This increase was attributable to the interest on the outstanding $15 million note issued subsequent to the Acquisition as well as the amortization of debt issuance costs in connection with the Company's line of credit.

        Other Income (Expense), Net.    During the fiscal year ended March 31, 2006 (on a combined basis), other expense consisted mainly of $3,489,000 primarily related to costs incurred by us related to the Acquisition, offset by a gain on disposals of assets. During the fiscal year ended March 31, 2007, other expense increased 62% to $5,667,000, which was primarily related to costs related to the abandoned proposed offering of our common stock on the AIM and costs associated with this offering, offset by royalty income.

        Provision for Income Taxes.    Our effective income tax rate was a benefit of 9% in the fiscal year ended March 31, 2007 and a benefit of 11% in the fiscal year ended March 31, 2006 (on a combined basis). The effective tax benefit rate was lower than statutory rates in the fiscal year ended March 31, 2006 (on a combined basis) principally due to non-deductible stock compensation and unbenefitted losses. The effective tax benefit rate was lower than the statutory rate in the year ended March 31, 2007 principally due to valuation allowances against deferred tax assets and non-deductible stock offering costs.

        Net Income.    As a result of the foregoing factors, for the fiscal year ended March 31, 2007 we recorded a net loss of $18,355,000, compared to a net loss of $21,834,000 for the fiscal year ended March 31, 2006 (on a combined basis).

Actual 2006

Results of Predecessor for the Period from April 1, 2005 to December 31, 2005

        Revenue.    Our revenue for the period from April 1, 2005 to December 31, 2005 was $44,648,000 and consisted of revenue from sales of DSS units of $33,071,000, revenue from Other GT Solar equipment of $3,095,000 and revenue from third party equipment of $5,631,000 and revenue from services, parts and other of $2,851,000.

        Cost of Revenue and Gross Profit.    Cost of revenue was $25,892,000 and gross profit was $18,756,000 for the period from April 1, 2005 to December 31, 2005. Gross margin for the period from April 1, 2005 to December 31, 2005 was 42%. Gross margin in this period was affected by a significant portion of our revenue coming from DSS units.

        Research and Development.    Research and development expenses were $1,157,000 for the period from April 1, 2005 to December 31, 2005.

        Selling and Marketing.    Selling and marketing expenses were $3,841,000 for the period from April 1, 2005 to December 31, 2005, reflecting primarily commissions payable to sales representatives on sales and bookings in the period.

        General and Administrative.    General and administrative expenses were $24,550,000 for the period from April 1, 2005 to December 31, 2005 and included stock compensation expense of $22,761,000 for the period from April 1, 2005 to December 31, 2005 as a result of the Acquisition. In connection with the Acquisition, all outstanding stock options for our common stock at the date of the Acquisition were repurchased. We paid to the option holders an amount representing the difference between the option exercise price and the actual share price (which was $106.94 per share at the time of the expense). This payment was subsequently reimbursed by GT Solar Holdings, LLC.

        Amortization of Intangible Assets.    Amortization expense attributed to intangible assets was $564,000 for the period from April 1, 2005 to December 31, 2005.

        Interest Income and Interest Expense.    We incurred $137,000 in net interest expense for the period from April 1, 2005 to December 31, 2005.

        Other Income (Expense), Net.    During the period from April 1, 2005 to December 31, 2005, we incurred other expense of $3,407,000, including $3,413,000 of expenses related to the Acquisition.

        Net Income.    As a result of the foregoing factors, we recorded a net loss of $14,900,000 for the period from April 1, 2005 to December 31, 2005.

Results of GT Solar for the Period from January 1, 2006 to March 31, 2006

        Revenue.    Our revenue for the period from January 1, 2006 to March 31, 2006 was $2,106,000 and consisted of revenue from sales of DSS units of $772,000, revenue from Other GT Solar equipment of $505,000 and revenue from third party equipment and services and other of $829,000.

        Cost of Revenue and Gross Profit.    Cost of revenue was $2,442,000 and gross profit was $(336,000) for the period from January 1, 2006 to March 31, 2006. Gross profit in this period was adversely impacted by the low level of sales in comparison to our fixed overhead and customer service costs.

        Research and Development.    Research and development expenses were $659,000 in the period from January 1, 2006 to March 31, 2006.

        Selling and Marketing.    Selling and marketing expenses were $334,000 in the period from January 1, 2006 to March 31, 2006.

        General and Administrative.    General and administrative expenses were $4,068,000 in the period from January 1, 2006 to March 31, 2006 and included $2,998,000 of compensation expense related to ownership interests in GT Solar Holdings LLC issued to key employees in connection with the Acquisition.

        Amortization of Intangible Assets.    Amortization expense attributed to intangible assets was $3,862,000 for the period from January 1, 2006 to March 31, 2006, which related to the amortization of certain intangible assets acquired in the Acquisition.

        Interest Income and Interest Expense.    We incurred $220,000 in net interest expense for the period from January 1, 2006 to March 31, 2006, which includes $299,000 of interest expense for debt issued in connection with the Acquisition offset by $79,000 of interest income.

        Other Income (Expense), Net.    During the period from January 1, 2006 to March 31, 2006, we incurred other expense of $82,000.

        Provision for Income Taxes.    Our effective income tax rate was a benefit of 27.5% for the period from January 1, 2006 to March 31, 2006. This rate reflects net operating losses carried forward from the fiscal year ended March 31, 2005 and the valuation allowance applied in the fiscal year ended March 31, 2005 against net deferred tax assets generated.

        Net Income.    As a result of the foregoing factors, we recorded a net loss of $6,934,000 for the period from January 1, 2006 to March 31, 2006.

Liquidity and Capital Resources

  Liquidity

        Our positive net cash provided by operating activities in each of the fiscal years ended March 31, 2008, March 31, 2007 and March 31, 2006 (combined basis) has funded working capital requirements without significant net borrowings. We manage our cash inflows through the use of customer deposits and milestone billings that allow us in turn to meet our cash outflow requirements, which primarily consist of vendors payments and prepayments for contract related costs (raw material and components costs) and payroll and overhead costs as we perform on our customer contracts. Our net cash provided by operating activities in the fiscal year ended March 31, 2008 was lower than the fiscal year ended March 31, 2007 primarily due to the timing of customer deposits received in the year ended March 31, 2007 for contracts where many of the related costs were subsequently incurred in the fiscal year ended March 31, 2008. We believe we may need to obtain a new credit facility or similar financing arrangement to finance standby letters of credit and/or to provide liquidity to meet our future working capital needs. A more detailed discussion of elements of our liquidity follows.

        Our liquidity is affected by many factors, some based on the normal operations of the business and others related to the uncertainties of the industry and global economies. We generally collect between 20% and 40% of a contract as an upfront deposit when a customer places an order. Of the total of $218,867,000 in cash held by us at March 31, 2008, $164,028,000 was classified as current but was held on account and/or was restricted and therefore was not able to be freely used and/or transferred by us. As of March 31, 2008, we had $166,877,000 of standby letters of credit outstanding secured by restricted cash. Generally, a letter of credit expires upon shipment to the customer which in turn reduces the restricted cash by a similar amount. We generally make advances to suppliers after the corresponding deposit is received from our customers.

        We often are required to post letters of credit in order to secure our performance on a contract where we have received a customer deposit. During the period from April 2006 to September 2007 we used a senior secured revolving credit facility that provided for up to $70,000,000 in borrowings and standby letters of credit. Although we had not borrowed any amounts under the senior credit facility, we used the senior credit facility to issue standby letters of credit against customer deposits. On September 24, 2007, we elected to terminate this credit facility. Since September 24, 2007 we have been issuing standby letters of credit on a cash collateralized basis. This practice has had a negative impact on the working capital available to us. Since terminating the senior credit facility, we have been able to meet our working capital requirements through our cash flow from operations.

        Our principal uses of cash are for raw materials and components, wages, salaries and investment activities, such as the purchase of property, plant and equipment, as well as intangible assets, such as our CVD reactor technology. We outsource a significant portion of our manufacturing and therefore we require minimal capital expenditures to meet our production demands. Capital expenditures have represented 1.3%, 3.0% and 0.2% of revenue in the fiscal years ended March 31, 2006 (on a combined basis) 2007 and 2008, respectively. Our capital expenditures for our fiscal year ended March 31, 2007 and 2008, were approximately $1,800,000 and $4,483,000, respectively, which were used primarily for improving our business systems and improving our principal facility. Our total capital expenditures in our fiscal year ending March 31, 2009 will be approximately $16,800,000, consisting primarily of improvements to our business information systems and expansion of our facilities both in New Hampshire and Montana.

        In early 2008, we began discussions with certain banks (including affiliates of certain of the underwriters in this offering) regarding the possibility of a new credit facility. The primary purpose of the new credit facility would be to issue standby letters of credit against customer deposits rather than collateralizing customer deposits with restricted cash. As a result, this new credit facility would enable us to reduce or eliminate the restrictions on our cash balances, which would then be available, among other things, to pay the anticipated dividend to our existing stockholders, including GT Solar Holdings, LLC, prior to the completion of this offering. The terms and conditions of any new credit facility have not been finalized at this time.

        We believe that cash generated from operations together with our existing cash and customer deposits will be sufficient to satisfy working capital requirements, commitments for capital expenditures, and other cash requirements for the foreseeable future, including at least the next twelve months.

  Cash Flows

        The following table summarizes our primary sources of cash in the periods presented:

	Fiscal Years Ended March 31,
	2006 Combined	2007	2008
	(dollars in thousands)
Cash provided by (used in):
Operating activities	$6,816	$70,659	$1,532
Investing activities	(767)	(2,324)	(4,841)
Financing activities	(3,701)	(305)	(15,934)
Other	—	3	23

Net increase in cash and cash equivalents	$2,348	$68,033	$(19,220)

        Operating Activities.    We generated $1,532,000 of cash from operations during the year ended March 31, 2008. The primary sources of operating cash in fiscal year 2008 included net income of $36,105,000, increases in customer deposits of $171,629,000 and deferred revenue of $99,523,000. The primary uses of operating cash included an increase in accounts receivable of $46,930,000, increases in restricted cash of $154,706,000, deferred costs of $63,910,000 and advances on inventory purchases of $58,394,000.

        The increase in customer deposits corresponds with the overall increase in our order backlog, as we require deposits under our contractual arrangements with our customers. The positive cash flow from our customer deposits is offset by an increase in restricted cash, as we were often required to issue cash collateralized standby letters of credit as performance guarantees related to customer deposits. The increases in deferred costs correspond to the increase in deferred revenue. We generally collect customer advance payments for a significant percentage of the value of the order received. The cash payments are initially classified as customer deposits, and then reclassified to deferred revenue when equipment has been shipped or services have been provided, but revenue is unable to be recognized. In connection with the advance payments, customers typically require us to provide a letter of credit, or LOC, as security for their deposit. Since September 2007, the banks who issue the LOC's on our behalf have typically required that we set aside cash to collateralize the LOC. This cash is classified as restricted cash in the consolidated balance sheets. Prior to September 2007, we issued our LOCs under a credit facility, which did not require restricted cash as collateral.

        In fiscal year 2007 we generated $70,659,000 of cash from operations. The primary sources of operating cash in fiscal year 2007 included increases in customer deposits of $88,580,000 and deferred revenue of $40,591,000. The primary uses of operating cash included a net loss of $18,355,000, increases in restricted cash of $8,755,000, deferred costs of $25,793,000 and advances on inventory purchases of $16,754,000.

        We generated $6,816,000 of cash from operations during the fiscal year ended March 31, 2006 (on a combined basis). Cash provided by operations in the fiscal year ended March 31, 2006 (on a combined basis) was impacted by non-cash charges for depreciation and amortization of $4,520,000 and stock option compensation of $26,762,000. Cash flows from operations were also reduced due to an increase in deferred revenue of $18,861,000. These effects of non-cash items and the changes in deferred revenue were partially offset by the net loss of $21,834,000, deferred tax benefit of $2,627,000 and increases in inventory of $4,797,000 and advances on inventory purchases of $2,043,000 and decreased customer deposits of $4,464,000. Increases in inventory and advances on inventory purchases were due to increased production in the fiscal year ended March 31, 2006 (on a combined basis) primarily for new customers.

        Investing Activities.    During the fiscal year ended March 31, 2008, we used $4,841,000 for investing activities that included capital expenditures of $4,483,000 for equipment and plant improvements as well as intangible assets of $525,000 related to our CVD reactor technology.

        During the fiscal year ended March 31, 2007, we used $2,324,000 for investing activities that included the purchase of property, plant and equipment, as well as intangible assets related to our CVD reactor technology.

        During the fiscal year ended March 31, 2006 (on a combined basis), we used $767,000 for investing activities that included the purchase of property, plant and equipment and intangible assets.

        Financing Activities.    During the fiscal year ended March 31, 2008, we used $15,934,000 of cash for financing activities to repay our $15,000,000 senior secured exchangeable promissory note.

        During the fiscal year ended March 31, 2007, we used $305,000 for financing activities, as we refinanced our $15,000,000 senior secured promissory note with a $15,000,000 senior secured exchangeable promissory note and incurred debt issuance costs related to our credit facility.

        During the fiscal year ended March 31, 2006 (on a combined basis), we used $3,701,000 of cash for financing activities, primarily to repay a note payable used to finance the purchase of intangible assets and to repay other long-term debt.

Off-Balance Sheet Arrangements

        We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

        At March 31, 2008, we had approximately $166.9 million of standby letters of credit outstanding representing primarily performance guarantees issued against customer deposits. These letters of credit as of March 31, 2008 have not been included in the consolidated financial statements included herein and are secured by restricted cash.

Contractual Obligations and Commercial Commitments

        Under generally accepted accounting principles as used in the United States, some obligations and commitments are not required to be included in the consolidated balance sheets and statements of income. These obligations and commitments, while entered into in the normal course of business, may have a material impact on liquidity.

        The following table reflects our contractual obligations and commercial commitments as of March 31, 2008:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(dollars in thousands)
Lease obligations(a)	$769	$314	$361	$93	—

(a)
These amounts represent our minimum operating lease payments due under noncancelable operating leases with initial or remaining lease terms in excess of one year as of March 31, 2008. For additional information about our operating leases, refer to Note 11 of the Notes to Consolidated Financial Statements.

Quantitative and Qualitative Disclosures about Market Risk

  Foreign Currency Risk

        Although our reporting currency is the U.S. dollar and almost all of our contracts are currently denominated in U.S. dollars, we may incur costs in the local currency of one or more of the countries in which we operate. In addition, we maintain our cash balances primarily in the U.S. dollar. However, from time to time, we will maintain cash balances in currencies other than the U.S. dollar. As a result, we may be subject to currency translation risk. Exchange rates between a number of currencies and U.S. dollars have fluctuated significantly over the last few years and future exchange rate fluctuations may occur.

        In December 2006, we began entering into forward foreign exchange contracts that qualify as cash flow hedges under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," to hedge portions of our anticipated foreign currency denominated inventory purchases. These contracts typically expire within 12 months. Consistent with the nature of the economic hedges provided by these foreign exchange contracts, increases or decreases in their fair values would be effectively offset by corresponding decreases or increases in the U.S. dollar value of our future foreign currency denominated inventory purchases (i.e., "hedged items"). The information provided below relates only to the hedging instruments and does not represent the corresponding changes in the underlying hedged items.

        Currently, our largest foreign currency exposure is the Euro and to a lesser degree the Swiss Franc, primarily from foreign currency denominated purchases of third party equipment from vendors and CVD reactors from subcontractors located in Europe. Relative to our foreign currency exposures existing at March 31, 2008, a 10% appreciation of the Euro against the U.S. dollar would result in an increase in the fair value of these derivative financial instruments of approximately $13.9 million. Conversely, a 10% appreciation of the U.S. dollar against the Euro would result in a decrease in the fair value of these instruments of approximately $13.9 million.

Recent Accounting Pronouncements

        In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109," or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for our fiscal year beginning April 1, 2007. The adoption of FIN 48 did not have a material impact on our financial condition, results of operations or liquidity.

        In September 2006, the FASB issued Statement No. 157, Fair Value Measurements ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently evaluating the impact that SFAS No. 157 will have on our financial position and results of operations.

        In February 2007, the FASB released SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liability ("SFAS No. 159"). SFAS No. 159 allows entities to measure many financial instruments and certain other items at their fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. We will adopt SFAS No. 159 in our fiscal year beginning on April 1, 2008. We are currently evaluating the requirements of SFAS No. 159 and have not yet determined the impact that it might have on our financial position and results of operations.

        In June 2007, the EITF issued EITF Issue No. 07-03, Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities ("EITF Issue No. 07-03"). EITF Issue No. 07-03 addresses the diversity which exists with respect to the accounting for the nonrefundable portion of a payment made by a research and development entity for future research and development activities. Under EITF Issue No. 07-03 an entity would defer and capitalize nonrefundable advance payments made for research and development activities until the related goods are delivered or the related services are performed. EITF Issue No. 07-03 is effective for fiscal years beginning after December 15, 2007 and interim periods within those years. We do not expect the adoption of EITF Issue No. 07-03 to have a material impact on our financial position or results of operations.

        In December 2007, the FASB issued SFAS No. 141R, "Business Combinations," or SFAS No. 141R. This pronouncement establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired in the business combination or a gain from a bargain purchase, and also establishes disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141R becomes effective for business combinations entered into during fiscal years beginning on or after December 31, 2008 and thereafter and does not have any impact on business combinations prior to such date.

        In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an Amendment of APB No. 51," or SFAS No. 160. This pronouncement requires noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. SFAS No. 160 becomes effective for fiscal years beginning on or after December 31, 2008 and interim periods therein. We have not yet completed our evaluation of the impact of SFAS No. 160.

        In March 2008, the FASB, issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities. SFAS No. 161 changes the disclosure requirements for derivative instruments and hedging activities. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008. Since SFAS No. 161 only addresses disclosure requirements, the adoption of SFAS No. 161 will have no impact on our consolidated results of operation or consolidated financial position.

BUSINESS

Our Company

        We are a leading global provider of specialized manufacturing equipment and services essential for the production of photovoltaic, or PV, wafers, cells and modules and polysilicon. Our principal products are directional solidification systems, or DSS units, and chemical vapor deposition, or CVD, reactors and related equipment. DSS units are specialized furnaces used to melt polysilicon and cast multicrystalline ingots from which solar wafers are made. CVD reactors are used to react gases at high temperatures and pressures to produce polysilicon, the key raw material used in solar cells. Our customers include several of the world's largest solar companies as well as companies in the chemical industry. The use of our products requires substantial technical know-how and most of our customers rely on us to design and optimize their production processes as well as train their employees in the use of our equipment. Demand for our products has increased significantly over the past several years as a result of the substantial investments in manufacturing capacity made by solar silicon, wafer, cell and module manufacturers to meet growing demand for their products. From fiscal 2005 to fiscal 2007 our revenues grew at a compound annual growth rate of 148% and as of December 31, 2007, we had an order backlog of approximately $1.1 billion. We operate through two segments: our PV business and our polysilicon business.

Our PV Business

        Our PV business manufactures and sells DSS units, wafer cleaning and etch systems, slurry recovery systems, cell testing and sorting equipment, and tabber/stringer machines, as well as related parts and consumables. We have established a leading position in the market for specialized furnaces essential to the production of multicrystalline wafers. We believe our DSS units accounted for over half of the equipment purchased from third parties and brought online for this application in 2007. We sell our products separately and as part of "turnkey solutions", where we bundle equipment, including third party equipment, and provide design and integration expertise. We believe we are one of a small number of equipment manufacturers capable of providing PV turnkey solutions.

Our Polysilicon Business

        Our polysilicon business offers CVD reactors and related equipment. Polysilicon is the key raw material used to produce solar cells. Growing demand for solar cells over the past several years has resulted in a polysilicon shortage. We believe the shortage has been intensified by the reluctance of existing polysilicon producers to add additional capacity and a lack of new entrants due to the absence of commercially available polysilicon production equipment.

        In 2005, we made a strategic decision to develop the equipment and expertise necessary to facilitate the entry of new participants into the polysilicon industry. Our polysilicon business began offering CVD reactors and related equipment in early 2006 and in July 2006, we received an $89.3 million order for CVD reactors from DC Chemical Co., Ltd., a leading Korean chemical company. We began delivering the CVD reactors to DC Chemical in August 2007. In December 2007, DC Chemical announced the completion of its 5,000 MT polysilicon plant in Gunsan, South Korea, which we have been informed is expected to commence full-scale commercial production in the second quarter of 2008. DC Chemical has announced polysilicon supply agreements with Sunpower Corporation, Suntech Power Co., Ltd. and Evergreen Solar, Inc., in addition to agreements with several other German, Chinese, Taiwanese and Korean manufacturers. In light of its success using our reactors, DC Chemical has signed a follow-on contract with us valued at approximately $200 million for us to supply it with additional CVD reactors for the expansion of its facility in Gunsan, South Korea by a further 10,000 MT.

        As of March 31, 2008, our polysilicon business had received nine orders for an aggregate of 176 CVD reactors and related equipment from six customers totaling $659 million. The first of these CVD reactors were delivered to the customer in August 2007, and we believe they are currently producing polysilicon. However, we will not recognize revenue related to these pending orders until pre-established reactor output performance criteria have been met and final acceptance by the respective customer has been confirmed.

Our Order Backlog

        Our order backlog is comprised of signed purchase orders or other written contractual commitments. As of March 31, 2008 our order backlog was approximately $1.3 billion of which approximately 50% was attributable to our PV business with the balance attributable to our polysilicon business. Our backlog as of March 31, 2008, included deferred revenue of $164.0 million, representing equipment that had been shipped to customers but not yet recognized as revenue. Cash deposits related to our order backlog were $263.6 million as of March 31, 2008, and substantially all of the contracts in our order backlog require the customer to post a letter of credit in our favor prior to shipment of equipment. We expect to convert approximately one-half of our order backlog to revenue by March 31, 2009. Order backlog as of any particular date should not be relied upon as indicative of our revenues for any future period and we have only recently begun to track our order backlog on a consistent basis as a performance measure.

Our Market Opportunity

        PV systems are used in industrial, commercial and residential applications to convert sunlight directly into electricity. Higher global energy prices, increased environmental awareness and the desire for energy security are accelerating the adoption of solar power. Governments around the world have also implemented various tariffs, tax credits and other incentives designed to encourage the use of solar power.

        According to Solarbuzz, the global PV market, as measured by total PV installations at end-customers in that year, grew to an estimated 2,826 MW in 2007, representing a compounded annual growth rate of over 47% since 2003. Solarbuzz estimates that PV industry revenues were approximately $17 billion in 2007. Solarbuzz projects that the global PV market and PV industry revenues will reach 9,917 MW and $39 billion, respectively, in 2012 in its "Green World" scenario.

        The anticipated continued growth of the PV industry is expected to result in increased investment in manufacturing capacity by polysilicon producers and solar companies. Total capital expenditures associated with new manufacturing capacity for the production of crystalline silicon PV products in 2007 were approximately $5 billion, according to Solarbuzz. Approximately $2 billion of 2007 total capital expenditures were spent on new polysilicon production capacity. In its "Green World" scenario, Solarbuzz estimates that, at the low end of its forecasts, 193,000 MT of polysilicon production capacity will be added from 2007 to 2012.

Our Competitive Strengths

        We believe that our competitive strengths include our:

        Leading market position in specialized furnaces essential for the production of multicrystalline solar wafers.     We believe our DSS units are the most widely used furnace for casting multicrystalline ingots in the solar industry. From October 2006 through September 2007, we delivered 228 DSS units with aggregate annual production capacity of 706 MW, which we believe represents over half of the total estimated multicrystalline wafer manufacturing capacity installed during 2007. Solar cells made using multicrystalline wafers represented approximately 49% of all solar cells produced in 2007 according to Solarbuzz.

        Recognized enabler of new entrants to the polysilicon industry.    In its "Green World" scenario, Solarbuzz estimates that from 2007 to 2012, at the low end of its forecasts, 193,000 MT of polysilicon production capacity will be added by existing producers and new entrants. We believe that new entrants to the polysilicon industry will be responsible for a significant portion of the new capacity forecasted by Solarbuzz to be added and that they will include both chemical and solar companies. As one of a small number of companies providing CVD reactors commercially, we believe we are well positioned to supply a substantial portion of equipment that we expect to be ordered by new entrants.

        Large installed base of PV equipment.    Since 2004 we have delivered over 620 DSS units. We believe our installed base of DSS units and other PV equipment promotes recurring sales of additional equipment because of the high switching costs associated with changing equipment suppliers. In addition, we believe our large installed base will support higher sales of parts and service in the future as our customers' machines age.

        Established relationships with many of the world's leading solar companies.    We have been providing manufacturing equipment to the solar industry for over 14 years and have established relationships with many of the world's leading solar wafer, cell and module manufacturers, including SunTech Power Co., Ltd., Baoding Tianwci Yingli New Energy Resources Co., Ltd. (Yingli), BP Solar International, Inc., Changzhou Trina Solar Energy Co., Ltd. (Trina), Schott Solar AG, SolarWorld AG and Glory Silicon Energy Co. (Zhen Jiang), Ltd. We believe that we have developed a reputation for providing value-added process design expertise and high quality equipment. We believe our relationships and reputation in the marketplace will support continued growth in our business.

        Turnkey solutions capability.    We believe we are one of a small number of equipment providers that offer turnkey solutions for every process involved in manufacturing PV wafers, cells and modules. In providing turnkey solutions, we bundle equipment, including third-party equipment, with design and integration expertise. We believe certain customers prefer equipment providers that offer turnkey solutions because they benefit from proven process design, expertise integrating various types of equipment, the convenience of a single source relationship and the opportunity to leverage experience gained from a large number of projects. In addition, we believe turnkey solutions customers are more likely to purchase additional equipment from the incumbent provider because of the close relationship that is established during the installation process as well as the process changes and retraining that would be required to utilize a competitor's equipment.

        Established presence in China, a major growth market for solar manufacturing.    We have been doing business in China since 2002 and have designed the manufacturing process and supplied the equipment used by some of China's largest solar wafer and cell producers, including Yingli, Glory Silicon and LDK. Today, many of the world's leading solar companies are based in China, including 3 of the top 10 largest manufacturers of solar cells. According to Solarbuzz, companies based in China accounted for approximately 35% of the world's solar cell production in 2007, and we expect such percentage will increase for the foreseeable future. We believe that our established position with leading Chinese solar companies and our existing infrastructure in China will provide us with an advantage in winning future equipment orders in China.

        Outsourced manufacturing model.    Our manufacturing model is different from many equipment manufacturers. We outsource most of the components used in our PV equipment and our factory focuses on assembly operations and the production of proprietary components. All of the components of our polysilicon products are shipped directly from our vendors to the installation site. Our model results in a highly variable cost structure, modest working capital requirements and a relatively small number of manufacturing employees. In addition, we believe our model allows us to respond more quickly to increases in demand than many of our competitors because we do not need to add significant new facilities, equipment or personnel to increase our production. Our low fixed overhead also allows us to mitigate significant reductions in profit margins during periods of reduced demand.

        Experienced management team.    Many of our senior managers come from some of the world's largest solar equipment manufacturers and polysilicon producers, including BP Solar, Renewable Energy Corporation, MEMC Electronic Materials, Inc. and Schott Solar AG. Our management team has a broad range of experience, including research and development, manufacturing, engineering, operations, finance and sales in both private and public companies.

Our Growth Strategy

        To enable the solar industry to achieve production cost parity with conventional power sources.    The total cost of generating electricity from PV modules remains higher than the total cost of generating electricity from conventional power sources in most markets. The higher cost of electricity from PV modules is a result of the high materials and manufacturing costs involved in producing PV wafers, cells and modules. We believe that advancement in PV manufacturing processes and equipment can play a significant role in reducing the cost of electricity generated by PV modules. Our strategy is to develop PV and polysilicon equipment that improves yields while using less energy in order to lower the cost of producing PV wafers, cells and modules. We believe our customers will pay a premium for equipment that lowers their costs and brings their products closer to production cost parity with conventional power sources.

        Continue to introduce new products.    We have a history of product innovation, including the development of our DSS unit, CVD reactor, STC converter, tabber/stringer machine, cell tester and slurry recovery system. Our strategy is to improve existing products in order to drive accelerated replacement of existing products, introduce new products that exceed the performance of competitors' products and develop new products that address the solar industry's changing needs. For example, we recently began offering a next-generation DSS unit capable of producing larger ingots, a new system to enhance deposition in our CVD reactor and an advanced 48 rod CVD reactor.

        Maintain focus on customer satisfaction.    We believe we have cultivated an organizational focus on customer satisfaction. We believe this focus has resulted in strong customer relationships and a high level of customer retention. Our strategy is to maintain our focus on customer satisfaction by providing high quality products and services, delivering differentiated services and demonstrating strong sales and service capabilities.

        Expand global sales and service presence.    Our strategy is to expand our global sales presence by hiring additional sales and service personnel and by entering into agreements with local sales and service representatives in key markets. We believe that increasing our global sales presence will allow us to develop new customer relationships and generate incremental revenue. For example, we recently added new customers in Taiwan, China, Korea, Russia, Greece and Spain that we believe were a result of our adding additional sales representatives in those countries. We are currently further expanding our sales and service presence in China and intend to increase our sales and service presence in Europe.

        Leverage our installed base to increase our sales of parts, upgrades, services and consumables.    As our installed base of PV equipment ages, we will have opportunities to increase our sales of parts and services. Our strategy is to develop products and services that enhance the throughput, capacity, reliability and efficiency of the installed base of equipment and to develop local service networks to provide maintenance and parts for our equipment. We are also evaluating selling various consumable products that we could provide for our equipment that our customers currently purchase from third party suppliers.

        Continue operational improvement.    Our strategy is to continually improve the efficiency and profitability of our operations. We employ lean manufacturing principles and are focused on supply chain management. We forecast demand for critical raw materials and enter into long-term contracts to secure these materials. We also source components from multiple suppliers to control our costs and ensure adequate supply. We are also seeking low cost suppliers in Asia for certain non-critical components to further reduce the manufacturing cost of our products.

        Acquire complementary technologies or businesses.    The PV manufacturing equipment industry is fragmented and we believe there are opportunities for consolidation. We will seek to make selective acquisitions where we believe there are technological, cost or customer synergies. We have a history of successfully acquiring and commercializing technologies for the solar industry that were originally developed by third parties, including the precursor product to our DSS unit and the initial version of our CVD reactor.

Products and Services

Overview

        We offer PV and polysilicon manufacturing equipment as well as related parts, services and consumables. We sell CVD reactors and STC converters used to produce polysilicon and DSS units and other PV manufacturing equipment, including wire saws, wafer cleaning and etch systems, slurry recovery systems, cell testing and sorting equipment and tabber/stringer machines. We began offering CVD reactors and STC converters in April 2006. All of our revenue for the fiscal year ended March 31, 2008, as well as for each of our prior fiscal years, was generated from sales of DSS units and other PV manufacturing equipment.

PV Equipment

        DSS Units.    Our DSS unit is a specialized furnace used to melt polysilicon and cast multicrystalline ingots. Multicrystalline ingots are used to produce solar wafers and, ultimately, solar cells. Solar cells made using multicrystalline wafers represented approximately 49% of all solar cells produced in 2007 according to Solarbuzz. The ingot growth stage of the PV manufacturing process is critical as it determines how efficient solar cells produced from the ingot will be at converting sunlight into electricity. Our DSS units are capable of applying incremental temperature changes on a uniform basis, which is critical to forming the large, uniform crystals required for high efficiency solar cells. We have developed proprietary systems to automate furnace controls during all stages of the crystal growth process. Our DSS units benefit from a large installed base, a proven design and process technology and high efficiency yield.

        From October 2006 through September 2007, we delivered 228 DSS units with aggregate annual production capacity of 706 MW, which we believe represents over half of the total estimated multicrystalline wafer manufacturing capacity installed during 2007. We believe our DSS unit is the most widely used furnace for casting multicrystalline ingots in the solar industry.

        Revenue from the sale of DSS units accounted for 72% of our total PV revenue for the fiscal year ended March 31, 2006 (on a combined basis), and 85% of our total PV revenue for the fiscal year ended March 31, 2007 and 86% of our total PV revenue for the fiscal year ended March 31, 2008.

        Other PV Equipment.    Solar cells are made from polysilicon wafers and multiple solar cells are strung together, laminated for weatherproofing, and framed between a glass front panel and a polymer back sheet to create a solar module. We provide a portfolio of products that are used in the cell and module manufacturing process. These products include:

  •
  Tabber/stringer machines. Tabber/stringer machines are used to inter-connect solar cells into strings that are used in solar modules. This process involves physical handling and we believe as much as 2% of the solar cells can be lost due to breakage using conventional equipment. Losses due to breakage have become a bigger issue for solar module manufacturers as the industry has moved towards thinner wafers that are more fragile. We have a patent pending for a tabber/stringer machine capable of processing very thin wafers while achieving favorable yields.

  •
  Slurry recovery systems. Slurry recovery systems are used to recycle the abrasive solution used in the ingot sectioning and wafer sawing process. Slurry recovery systems reduce manufacturing costs by reducing the amount of abrasive solution that needs to be purchased.

  •
  Diagnostic, cell testing and sorting equipment. Diagnostic, cell testing and sorting equipment is used to classify solar cells by efficiency and power output. Packaging cells with similar efficiencies and power ratings together is important to achieve the best operating performance for the solar module.

        Other PV equipment accounted for 8% of our total PV revenue for the fiscal year ended March 31, 2006 (on a combined basis), 5% of our total PV revenue for the fiscal year ended March 31, 2007 and 4% of our total PV revenue for the fiscal year ended March 31, 2008.

        Third Party Equipment.    We provide certain types of equipment manufactured by third parties in connection with our sales of turnkey production lines. Third party equipment includes wafer saws, wafer cleaning and inspection systems, PECVD equipment, screen printing equipment and diffusion furnaces. Third party equipment accounted for 12% of our total PV revenue for the fiscal year ended March 31, 2006 (on a combined basis), 2% of our total PV revenue for the fiscal year ended March 31, 2007 and 4% of our total PV revenue for the fiscal year ended March 31, 2008.

        Turnkey Solutions.    We offer our PV equipment separately and as part of premium "turnkey solutions," where we bundle equipment, including third party equipment, with design and integration expertise. Turnkey solutions are complete production lines designed to produce a specified level of output and are typically sold to new market entrants in connection with the construction of new facilities. We currently offer three turnkey solutions: a wafer fabrication line, a cell fabrication line and a module fabrication line. Most of our turnkey revenues have historically been from sales of wafer production lines, which include DSS units.

PV Parts, Services and Other

        We sell replacement parts and consumables used in our DSS units and other PV equipment.

        We offer a range of services in connection with the sale of equipment, including facility design, equipment installation and integration, technical training and manufacturing process optimization. We typically charge for these services separately from the price of our equipment.

        As our installed base ages, we believe our sales of parts, service and consumables will continue to grow.

Polysilicon Equipment

        Polysilicon is a highly purified form of silicon that is used to make both semiconductor wafers for microelectronics applications and solar wafers. The chemical vapor deposition process involved in the production of polysilicon takes place in a specialized CVD reactor using a variety of complex chemical processes, the most widely used being the Siemens process, which has been in existence for nearly fifty years.

        We offer CVD reactors and STC converters, which recycle silicon tetrachloride gas to be reused in the CVD reactor process. We began offering these products commercially in April 2006. Our 36 rod CVD reactor has a production capacity of approximately 150 MT of polysilicon annually and our 48 rod CVD reactor has a production capacity of approximately 250 MT. In general, every two CVD reactors require one STC converter.

        In July 2006, we received our first CVD reactor order for $89.3 million from DC Chemical Co., Ltd., a leading Korean chemical company. We began delivering the CVD reactors to DC Chemical in August 2007 and DC Chemical announced that it started production of polysilicon in

December 2007. DC Chemical has announced polysilicon supply agreements with Sunpower Corporation and Evergreen Solar, Inc., each a major U.S.-based solar cell manufacturer. As of March 31, 2008, our polysilicon business had orders for CVD reactors and related equipment from six customers totaling approximately $659 million. The following table sets forth certain information relating to the polysilicon equipment orders that we had received as of March 31, 2008:

Customer Name	Date of Contract	Amount (in thousands)
DC Chemical Co., Ltd. and affiliate	July 2006, November 2007, February 2008	$89,721 3,782 202,908
INSQU Production Limited (a.k.a. Nitol Solar)	December 2006, February 2008	49,350 38,200
Jiangsu Shunda Electronic Material & Technology Co., Ltd.	March 2007	39,540
Asia Silicon (Qinghai) Company Limited	March 2007	21,500
Kunming Yeyan New Material Co., LTD (an affiliate of Yunnan Metallurgical Group)	July 2007	34,200
Jiangxi LDK PV Silicon Technology Company, LTD (a.k.a. LDK)	July 2007	180,000

		$659,201

        All of the components for our CVD reactors and STC converters are manufactured by third parties using our designs. Our personnel focus on product design, providing technical know-how and process development related to the efficient production of polysilicon.

Revenue by Product Category

        The following table summarizes our revenue by product category in each of the fiscal years ended March 31, 2006 (on a combined basis), 2007 and 2008.

	Fiscal Year Ended March 31,
	2006 (Combined)		2007		2008
Product Category	Amount	% of Revenue	Amount	% of Revenue	Amount	% of Revenue
	(dollars in thousands)
PV equipment	$43,097	92%	$54,748	91%	$229,506	94%
PV services, parts and other	3,657	8	5,371	9	14,546	6

Total PV business	$46,754	100%	$60,119	100%	$244,052	100%
Polysilicon equipment	—	—	—	—	—	—
Polysilicon services, parts and other	—	—	—	—	—	—

Total polysilicon business	—	—	—	—	—	—

Total	$46,754	100%	$60,119	100%	$244,052	100%

Backlog by Product Category

        The following table summarizes our backlog by product category as of March 31, 2008. Our backlog is comprised of signed purchase orders or other written contractual commitments. We generally would expect to deliver solar products once they have been added to our backlog over a period ranging from six to twelve months and the polysilicon products included in our backlog over a period ranging from twelve to eighteen months, although portions of the related revenue are expected to be recognized over a longer period.

	As of March 31, 2007		As of March 31, 2008
Product Category	Amount	% of Backlog	Amount	% of Backlog
	(dollars in millions)
PV business	$222	56%	$648	50%
Polysilicon business	177	44	659	50

Total	$399	100%	$1,307	100%

        As of March 31, 2008, we had 31 contracts for our PV business in our order backlog, of which 19 contracts were for amounts in excess of $3 million, and 9 contracts for our Polysilicon business in our order backlog, all of which were for amounts in excess of $3 million.

Research and Development

        We conduct research and development on an ongoing basis. As of March 31, 2008, we employed 36 engineering and research and development personnel at our facility in Merrimack, New Hampshire, 38 at our facility in Missoula, Montana and one at our facility in Shanghai, China. We also have cooperative research and development agreements with certain universities, customers and suppliers. Our research and development expense, net of government grants, was $1.8 million in the fiscal year ended March 31, 2006 (on a combined basis), $3.8 million in the fiscal year ended March 31, 2007 and $10.5 million in the fiscal year ended March 31, 2008. We focus our research and development efforts on providing our customers with enabling know-how through acquisition, invention, innovation, development and engineering of new products and processes.

        Our research and development activities are focused on four principal areas:

        Acquisition of technologies.    We have a track record of successfully acquiring, commercializing and improving upon existing technologies. For example, we acquired our HEM technology and subsequently improved upon it to create our DSS product line, now a core technology of our company. We employed the same strategy with our CVD reactor and PV scan equipment. In each of these cases, we improved upon licensed or acquired technology to build our product offerings.

        Internally develop new products.    We continue to build on our base of internally-developed products which include: (i) the slurry recovery system, which significantly reduces the cost of wafering by capturing and recycling expensive materials used in the wafering process; (ii) the cell tester/sorter, which uses an innovative design for testing and handling cells; (iii) the tabber/stringer, which uses a proprietary method for handling, tabbing and stringing cells that is designed to decrease loss due to breakage; and (iv) the PV scan, which optimizes the characterization of base materials in cells.

        Advance, develop and continuously improve existing technologies.    Using feedback from our customers, we are continuously improving on our existing products. Recent examples of improvements to our existing technologies include:

  •
  Next generation DSS: We recently introduced a next generation DSS unit that produces larger ingots that yield more useable multicrystalline wafers thereby reducing production costs. We are currently delivering this product to our customers.

  •
  Advanced 48 rod CVD reactor: We have improved the original 36 rod reactor design licensed from Poly Engineering into a proprietary 48 rod reactor design. The 48 rod polysilicon CVD reactor offers significant efficiency and yield improvements over the original 36 rod reactor. We have received several orders for this product.

  •
  Enhanced deposition for our CVD reactor product: We have a patent pending for a system to enhance deposition in a CVD reactor. This will result in faster cycle times and lower production costs than conventional solid seed rods and will be applicable to our own reactors as well as those developed by our competitors and internally by established polysilicon producers.

        Research into disruptive, breakthrough technologies:    In this area, we focus on "higher risk" and "higher return" opportunities, seeking to develop and commercialize breakthrough advancements in crystal growth, silicon deposition, cycle time reductions, production cost reductions and other similar initiatives. Research in these areas includes both internal research and cooperative research with U.S. universities.

Customers

        We sell our products and services globally to polysilicon, solar wafer, cell and module manufacturers. Our customers include, or are suppliers to, some of the world's leading solar wafer and cell manufacturers.

        In any one year, we typically have a small number of customers, with any one customer representing a significant percentage of our total revenue. In the fiscal year ended March 31, 2006 (on a combined basis), three customers represented 64% of our revenue, in the fiscal year ended March 31, 2007, three customers represented 70% of our revenue and in the fiscal year ended March 31, 2008, one customer represented 62% of our revenue. However, our customers and/or their contribution to our revenue typically change from year to year, as different customers replace equipment and undertake projects to add manufacturing capacity. For example, during the fiscal year ended March 31, 2006 (on a combined basis), our three largest customers by sales were: (i) Tatung Company of America, Inc.; (ii) Boading Tianwei Yingli New Energy Resources Co., Ltd., and (iii) Solar Power Industries, Inc. These three customers accounted for approximately 28%, 25% and 11%, respectively, of our revenue in the fiscal year ended March 31, 2006 (on a combined basis). During the fiscal year ended March 31, 2007, our three largest customers by sales were: (i) Tatung Company of America, Inc., (ii) Glory Silicon Energy Co., Ltd. and affiliated companies, and (iii) Sino-American Silicon Products, Inc. These three customers accounted for approximately 42%, 14% and 14% of our revenue, respectively, in the fiscal year ended March 31, 2007. During the fiscal year ended March 31, 2008, one customer, LDK Solar Co. Ltd., accounted for 62% of our revenue. No other customer accounted for more than 10% of our revenue in each of the fiscal years ended March 31, 2006, 2007 and 2008.

        We believe that our sales to customers in Asia will continue to increase over the next several years as polysilicon and PV manufacturing continues to grow in that region. In addition, we expect that our customer mix will change as we continue to broaden our product offering and expand our sales organization. We expect that revenue generated from the sale of our polysilicon products, CVD reactors and STC converters will come from a new base of customers.

        Set forth below is a summary of our revenue by selected geographic regions for the periods and as of the dates indicated:

Percent of Revenue by Geographic Region

	Revenues
	Fiscal Year Ended March 31,
Geographic Region	Combined 2006	2007	2008
Asia	65%	71%	97%
Europe	14	19	1
Americas	21	10	2

Total	100%	100%	100%

        We strive to achieve, and believe that we have been successful in achieving, a high level of customer satisfaction. Many customers, particularly turnkey customers, have placed follow-on orders (typically for stand-alone DSS units) with us after their initial purchases.

        Customers for our polysilicon products include chemical companies that are entering the polysilicon market and solar wafer and cell manufacturers that are backward integrating into polysilicon production to ensure an adequate supply of polysilicon.

Sales and Marketing and Customer Service

  Overview

        We market our products through a direct sales force, as well as sales representatives appointed to solicit orders and identify potential sales opportunities. All sales are made directly by us to the customer and our sales representatives are not authorized to enter into sales contracts on our behalf. As of March 31, 2008, we had 9 sales professionals and 11 sales representatives covering multiple countries in Eastern and Western Europe, the Middle East and Asia. We plan to further expand our sales and marketing organization as we continue to grow. China is a key market for us and we have expanded our local sales and service capabilities there, including the opening of sales offices.

  Sales terms

        Though we have established standard terms and conditions of sale for our products, sales contracts and prices are generally negotiated by us on a case-by-case basis. Customers are generally required to make a cash deposit of 20% to 40% of the purchase price at or about the time the order is placed. Customers often require us to provide a standby letter of credit to secure the cash deposit. Customers are also generally required to post a letter of credit for an additional amount such that the initial deposit together with the letter of credit equals at least 90% of the value of the equipment being purchased prior to shipment. The balance, typically 10%, is paid upon customer acceptance of the products sold, which typically occurs within a two or three month period after shipping. Because of the longer production times associated with our CVD reactors, customers are also required to make a series of installment payments as production milestones are achieved in addition to the initial cash deposit.

  Product warranty

        Our polysilicon products are generally sold with a standard warranty typically for a period not exceeding twenty-four months from delivery. Our solar products are generally sold with a standard warranty for technical defects for a period equal to the shorter of: (i) twelve months from the date of acceptance by the customer; or (ii) fifteen months from the date of shipment. The warranty is typically provided on a repair or replace basis and is not limited to products or parts manufactured by us. Our warranty expenses were $567,000 in the fiscal year ended March 31, 2006 (on a combined basis); $872,000 in the fiscal year ended March 31, 2007 and $1,876,000 in the fiscal year ended March 31, 2008. As of March 31, 2008, our accrued warranty reserves amounted to approximately $1,957,000.

  Customer service

        We have developed an organizational focus on customer satisfaction. We believe that this focus has resulted in strong customer relationships and a high level of customer retention. We have a team consisting of 15 dedicated customer service personnel. Prior to an order being placed, a customer service representative advises the customer with respect to the facilities requirements and undertakes modeling of expected operating costs. Post sale, our engineers assist with installation and integration of equipment at the customer's facility and we, directly and through our sales representatives, provide continued after sales support.

Manufacturing and Suppliers

        We outsource the manufacture of many of the components used in our products to outside vendors to lower our fixed manufacturing costs, capital investment and working capital requirements. Our factory focuses on assembly operations and the production of proprietary components, including software controls and certain other components with high technical content. We manufacture DSS units, slurry recovery systems, tabber/stringer machines and certain testing and sorting equipment in our Merrimack facility and purchase for resale from third parties other equipment required for turnkey solutions. Our CVD reactors and converters are manufactured by third parties.

        We have modified our manufacturing strategy, migrating away from a "build to order" model and towards one that focuses on "forecast manufacturing." We project our raw material needs sufficiently in advance of manufacturing lead times, diminishing the threat of spot price volatility and generally avoiding supply shortages and disruptions. This has resulted in reduced product delivery times, increased scalability and increased factory utilization.

        We purchase a range of materials and components for use in our products from other manufacturers. We also purchase equipment from third party manufacturers for resale as part of our turnkey solutions. Many component parts purchased by us are made to our specifications. Most of our suppliers have entered into non-disclosure agreements with us. Purchased components represented approximately 81% of cost of goods sold in the fiscal year ended March 31, 2008. We attempt to secure multiple suppliers of our components to ensure adequate supply. In addition, we do not use any single supplier to produce all of the components for any single product in order to reduce the risk that a supplier could replicate our products. We believe that these materials and components are readily available from multiple sources and that we are not dependant on any single supplier or limited group of suppliers.

        We have well-established relationships with several suppliers of the chambers used in our DSS units, all of which are U.S.-based companies. We also have well-established relationships with U.S.-based suppliers from which we source the power supplies used in our DSS units. In addition, we have established relationships with global suppliers of third party products used in turnkey solutions.

        Since April 2006, we have established relationships with several global suppliers of CVD reactors and STC converters. We generally are required to make a series of payments to these vendors, which we fund from the deposits we receive from customers.

Intellectual Property

        The majority of our intellectual property relates to process design and proprietary know-how. Our intellectual property strategy is focused on developing and protecting proprietary know-how and trade secrets, which are maintained through employee and third-party confidentiality agreements and physical security measures. We have a formalized intellectual property process which requires a quarterly review of intellectual property management from technical, marketing and legal perspectives. Our personnel, including our research and development personnel, enter into confidentiality and non-disclosure agreements and non-competition agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs and technologies they develop during the course of their employment with us. We also generally require our customers and business partners to enter into confidentiality agreements before we disclose any sensitive aspects of our technology or business plans. We rely on intellectual property developed in-house as well as acquired and licensed technology for our solar and polysilicon products. We also license some of our intellectual property to our customers to the extent necessary for those customers to operate equipment purchased from us. We do not believe that these licenses will have any impact on our competitive position because the licenses are limited to those customers' use of our equipment.

        We have, on a selective basis, licensed intellectual property to third parties which are not customers where the technology licensed is either not central to the technology being used or developed by us or from which we derive revenue.

        When we believe that the protection afforded justifies the required disclosure and cost, we seek patent protection in various jurisdictions. In the United States, we owned eleven issued patents in the photovoltaic and semiconductor fields and had seven patent applications pending as of March 31, 2008. We also held five patents and had five patent applications pending in other jurisdictions as of that date. However, many of these patents and patent applications are not key to the technology currently used by us.

        Our key patents and key patent application are:

  •
  a United States patent due to expire in 2022 and a pending German patent application for a handling mechanism designed to reduce breakage and increase yields in the transportation of fragile and non-flat solar cells during the tabbing and stringing processes;

  •
  a United States patent and patents in France, Germany, Italy and Norway, and a pending application in Japan, acquired from Deutsche Solar AG in May 2005, for a melting pot with silicon protective layers used in multicrystalline and ingot production. These patents and patent applications are subject to non-exclusive licenses to SolarWorld AG and REC Scanwafer. The United States patent is due to expire in 2018;

  •
  a United States patent application for increasing polysilicon deposition in a CVD reactor; and

  •
  a United States patent application, a PCT application and a patent application in Taiwan for processing of fine silicon powder to produce bulk silicon.

        We also have proprietary know-how and trade secrets in relation to DSS units and related products, including technology acquired from Crystal Systems, Inc. in February 2005 and used in our DSS unit. This technology comprises operating and design know-how used to monitor and adjust the production process.

        In March 2006, we entered into an agreement with Poly Engineering for the grant by Poly Engineering to us of a 99 year license to manufacture and commercialize a 36 rod Siemens process reactor and STC converter. The license gives us the right to manufacture and commercialize CVD reactors and converters based on Poly Engineering's design. Poly Engineering maintains the right to license its design to four other companies with which it had pre-existing relationships. As CVD reactors built under license are complementary to the specifications of Poly Engineering's trichlorosilane based polysilicon production facility, we expect to benefit as a natural provider to those new entrants that also engage Poly Engineering in the design of their polysilicon production facility. The agreement is subject to termination for a material breach that is not cured within thirty days or upon the other party's bankruptcy or insolvency.

        From time to time, we hire personnel who may have obligations to preserve the secrecy of confidential information and/or trade secrets of their former employers. Some former employers monitor compliance with these obligations. For example, a former employer of three of our current employees, one of whom is one of our executive officers, contacted us seeking assurance that its ex-employees were honoring their confidentiality obligations to the former employer. We provided such former employer with such assurance. Except as noted above, we have not been subject to any claims for infringement, misappropriation or other violation of third party intellectual property rights, for compensation by employee inventors or disputing ownership of our proprietary technologies.

Competition

        Overview.    We compete on the basis of reputation, technology, delivery, service (both installation and aftermarket) and price. We compete with PV equipment manufacturers across all stages of the PV manufacturing process. However, in the market for integrated systems, a significant amount of the available PV technology that competes with our products has been developed by end-users for their own use, and is not marketed to third parties. A number of companies compete directly with us in respect of one or more product lines, but we are not aware of any competitor which offers competing products to ours across all of our product lines.

        Polysilicon equipment and services.    Our CVD reactor product faces both direct and indirect competition. CVD reactors have only recently become commercially available. As a result, there are limited new entrants to this market. The inclusion of technical know-how, training and support are also part of our product offering, therefore, coupled with our reputation in the solar market and experienced personnel, we believe that we have a number of advantages over our competitors that only offer CVD reactors. Our principal competitors with respect to our polysilicon products are MSA Apparatusconstruction for Chemical Equipment Ltd, Poly Plant Project, Inc. and SolMic GmbH.

        Our CVD reactor product also faces indirect competition from established polysilicon producers who are increasing production capacity to meet the current polysilicon supply shortage in the solar grade market. Traditional manufacturers such as Hemlock Semiconductor Corporation, Wacker Chemie AG, Tokuyama Corporation, MEMC Electronic Materials, Inc., Mitsubishi Electric Corporation and Sumitomo Electric Industries Ltd. produce polysilicon primarily for the semiconductor industry. Recent announcements indicate that these major industry participants may be planning capacity expansions. Once the current supply shortage has eased, we anticipate that production technology, energy costs and scale will determine the competitive positions of the participants in the polysilicon industry.

        PV equipment and services.    We believe our DSS unit is a market leading product. Our principal competitor with respect to this product is ALD Vacuum Technologies AG as well as a number of other smaller furnace manufacturers.

        Our strength in DSS units positions us favorably for sales of our turnkey wafer line. However, a number of competitors offer turnkey solutions for cell lines (including Centrotherm Elektrische Anlagen GmbH & Co. KG and Roth & Rau) and module lines. New entrants, including semiconductor equipment manufacturers, represent potential new sources of competition as these equipment makers attempt to capitalize on the strong projected industry growth. For example, Applied Materials, Inc. has entered the PV equipment industry.

Employees

        As of March 31, 2008, we employed 305 full-time employee equivalents and contract personnel, consisting of 75 engineering and research and development employees, 59 customer service representatives, 16 executives, 7 sales and marketing employees, 21 finance, general and administrative employees, 122 manufacturing staff and 5 information technology employees. As of March 31, 2008, 236 employees were located at our headquarters in Merrimack, New Hampshire, 39 employees were located at our Montana facility and 30 employees were located at our China facilities. None of our employees are currently represented by labor unions or covered by a collective bargaining agreement. We believe that relations with our employees are satisfactory.

Environmental Matters

        Our facility in Merrimack, New Hampshire, is subject to an industrial user discharge permit governing the discharge of wastewater to the Merrimack sewer system. There are no further environmental related permits required by us that are material to our business. We are not aware of any environmental issues that would have a material adverse effect on our operations generally.

Properties

        Our headquarters and principal manufacturing facility are located in Merrimack, New Hampshire. We own the facility, which is approximately 56,000 square feet and was completed in October 2002. The facility includes an advanced manufacturing center, as well as administrative, product development, sales, marketing and customer service facilities. Our manufacturing facility is equipped with advanced CAD software, computers and plotters for mechanical and electrical designs. In addition, we have begun construction of a 50,000 square foot addition to the facility which will be used for manufacturing and other facilities. We anticipate this addition will be completed in the third quarter of fiscal 2009. We also own several additional acres of undeveloped land connected to our Merrimack facility, which could be used to accommodate future growth. In addition to increasing the size of our principal manufacturing facility, we believe we can expand our production capacity by way of additional shifts, further outsourcing agreements and the transfer of DSS and other product assembly and testing to the customer site.

        In addition to our Merrimack, New Hampshire property, we conduct our operations through eight leased facilities. Certain information regarding our leased facilities is set forth below:

Location	Approximate Size	Lease Expiration Date	Principal Function
Missoula, Montana	3,868 sq. ft.	December 2008	Polysilicon operations
Missoula, Montana	6,800 sq. ft.	November 2008	Office facilities
Missoula, Montana	6,180 sq. ft.	December 2009	Warehousing
Missoula, Montana	3,090 sq. ft.	April 2010	Manufacturing
Merrimack, New Hampshire	19,500 sq. ft.	November 2011	Manufacturing, office facilities and warehousing
Shanghai, China	3,128 sq. ft.	November 2009	Office facilities
Shanghai, China	388 sq. ft.	August 2008	Office facilities
Shanghai, China	4,629 sq. ft.	July 2008	Warehousing
Beijing, China	1,740 sq. ft.	September 2008	Office facilities

Legal Proceedings

        We are not subject to any pending legal proceedings. From time to time, we have been involved in various routine legal proceedings arising in the ordinary course of our business.

INDUSTRY

Solar Energy Market Overview

        Solar power has emerged as one of the most rapidly growing renewable energy sources. To date, a number of different technologies have been developed to harness solar energy. The most significant technology is the use of inter-connected photovoltaic cells, or PV, to generate electricity directly from sunlight. Most PV cells are constructed using specially processed silicon, which, when exposed to sunlight, generates direct current electricity. Solar energy has many advantages over other existing renewable energy sources and traditional non-renewable energy sources relative to environmental impact, fuel price and delivery risk, distributed nature of generation and matching of peak generation with demand.

        PV systems have been used to produce electricity for several decades. However, technological advances during the past decade, combined with the advantages of solar power as a renewable energy source and government subsidies and incentives for solar power, have led to solar power becoming one of the fastest growing renewable energy technologies.

        According to Solarbuzz, the global solar power market, as measured by total PV installations at end-customers in that year, increased from 598 MW in 2003 to 2,826 MW in 2007, which represents a CAGR of approximately 47%. During the same period, solar power industry revenues were approximately $17 billion in 2007. Under its forecast scenarios, Solarbuzz projects that solar power industry installations and annual solar power industry revenues will reach the following levels by 2012:

Scenario	Solar Power Industry Installations	Annual Solar Power Industry Revenues
Balanced Energy	6,179 MW	$23 billion
Green World	9,917 MW	$39 billion
Production-Led	15,880 MW	$50 billion

We believe the "Green World" scenario represents the most appropriate of three forecast scenarios published by Solarbuzz because it balances further growth resulting from increased development of governmental incentive programs with anticipated continued polysilicon supply constraints. Under the "Green World" scenario, annual installations are expected to grow at a CAGR of 28% from 2007 to 2012, driven largely by rising grid prices, government initiatives, lower PV system pricing and new distribution channels, according to Solarbuzz.

        Key drivers of the growing demand for solar power include increasing scarcity and rising prices of conventional energy sources, the desire for energy security/energy independence to counter perceived geopolitical supply risks surrounding fossil fuels, environmental pollution from fossil fuels and the resulting tightening of emission controls, the increasingly competitive costs of energy from renewable energy sources, government incentive programs for the development of solar energy making solar energy more cost competitive and changing consumer preferences towards renewable energy sources.

        Despite recent rapid growth and the favorable conditions for the adoption of solar electricity generation, solar energy continues to represent only a small fraction of the world's energy output. The availability of polysilicon as a raw material for the manufacture of solar wafers, cells and modules is expected by industry experts to be a key issue for industry growth in the short to medium term.

  Photovoltaic Manufacturing Overview

        In 2007, according to Solarbuzz, approximately 88% of PV modules were manufactured using crystalline silicon technologies, while thin-film technologies accounted for approximately 12%. Crystalline silicon PV systems are manufactured using either multicrystalline, monocrystalline or string ribbon technologies. Multicrystalline is currently the most widely used silicon technology.

        Multicrystalline solar cells and modules are traditionally produced in four basic stages that we refer to as: (i) polysilicon production; (ii) ingot growth and wafering; (iii) cell production; and (iv) module assembly. Not all solar cell and module manufacturers participate in each stage of the production process. Some manufacturers are integrated across multiple stages whereas others specialize in one stage of the production process. Most of our existing customers participate in the ingot growth, wafering and cell production stages.

        The diagram below shows the various manufacturing processes occurring at each of the four basic stages in the solar cell and module production process. Each of these stages is discussed further below.

        The rapid growth of the PV industry has led to increased investment in manufacturing capacity across the PV manufacturing value chain and rapid growth in sales of manufacturing equipment used in the PV industry. Total capital expenditures associated with new manufacturing capacity for the production of crystalline silicon PV products in 2007 reached approximately $5 billion, as reported by Solarbuzz. The following diagram represents what we estimate were the approximate percentage of total capital expenditures made within each of the four basic stages of the PV manufacturing value chain in 2007.

  Polysilicon production

        Polysilicon is a highly purified form of silicon that is used to make both semiconductors for microelectronics applications and solar wafers. The chemical vapor deposition, or CVD, process involved in the production of polysilicon takes place in a specialized reactor using a variety of complex chemical processes. As reported by Solarbuzz, the principal polysilicon production process in operation worldwide is the Siemens process, which has been in existence for nearly fifty years. In the Siemens reactor process, either silane or trichlorosilane gas is introduced into a thermal decomposition furnace (i.e. the reactor) with high temperature polysilicon rods inside a cooled bell jar. The silicon contained in the gas deposits on the heated rods, which gradually grow until the desired diameter has been reached.

        The considerable growth in the solar industry over the past several years has resulted in greater demand for polysilicon and there is currently insufficient production capacity to meet the requirements of the semiconductor and solar industries. As reported by Solarbuzz, solar industry consumption of polysilicon surpassed demand from the semiconductor industry increasing from 28% of total polysilicon consumption in 2001 to 54% of total consumption or 27,673 MT in 2007. As a result of the supply shortage, prices for polysilicon have increased from $28 per kilogram for long-term contracts at the end of 2004 to $60 to $65 per kilogram for long-term contracts in 2007 and as much as $400 per kilogram on the spot market during 2007.

        In 2007, the seven largest polysilicon producers accounted for 83% of the industry's total production capacity as reported by Solarbuzz. Despite the increase in polysilicon prices, the established producers have been relatively slow to add capacity due to a number of factors. Historically, polysilicon prices have experienced significant volatility in line with the cyclical nature of semiconductor demand, which has resulted in periods during which the production cost has been above the market price. Further, the capital requirements for increased capacity are significant and there are relatively long lead times in getting additional plants to production. For example, the construction of a polysilicon production facility with a 5,000 ton annual capacity typically takes two to three years to build. Based on this experience, existing producers typically seek to secure long-term contracts with end-users before starting construction of additional capacity.

        Due to the rapid growth in demand for solar grade polysilicon coupled with recent price increases, we believe that there is a market opportunity for new entrants to fill the supply void. Some of these new entrants are likely to be chemical companies that currently produce trichlorosilane, which is a precursor gas used to produce polysilicon in a Siemens process. Although forecasts by industry consultants on the size of this opportunity for polysilicon production by new entrants vary, Solarbuzz estimates that between 2007 and 2012, at the low end of its forecasts, 193,000 MT of polysilicon production capacity will be added by existing producers and new entrants.

  Ingot growth and wafering

        Ingot growth begins with polysilicon being placed into crucibles, which are then placed into special crystallization furnaces in which the polysilicon is melted. Crystallization takes place through a cooling process that yields a large piece of crystallized silicon called an ingot. The ingot is next cut into bricks and the bricks are sliced into wafers using sectioning and wafering saws. These saws use wires that carry an abrasive solution over the ingot and bricks to cut them. Slurry recovery systems are used to recycle the abrasive solution that would otherwise be lost in the cutting process.

        Feedstock etching equipment is also used in the ingot growth stage of the production process, to clean material that is trimmed from the ingot during the sectioning process for recycling and reuse back through the ingot process. Other equipment used in wafering includes infrared imaging systems, lifetime scanners, wafer cleaning systems and inspection equipment.

        This stage of the production process is critical because the quality of the polysilicon wafer determines how efficient the solar cell and therefore, the solar module, will be at converting sunlight into electricity.

  Cell production

        A solar cell is a device made from a polysilicon wafer that converts sunlight into electricity through a process known as the photovoltaic effect. To create a solar cell, impurities are selectively incorporated in the wafer to create regions that are negatively or positively electrically charged. Sunlight enters the solar cell and releases electrons. The front of the solar cell attracts these electrons and funnels them to a metal grid that connects the current and transfers it to external wires. The circuit is completed by a contact on the back of the solar cell. Equipment used in cell production includes wafer cleaning and etch systems, diffusion equipment, PECVD furnaces, screen printing and cell-testing and sorting equipment.

  Module assembly

        In the final stage of the production process, solar cells are interconnected using a tabber/stringer machine which interconnects the cells into strings by a soldering process. Cell strings are assembled to form a solar module. Other equipment used in module assembly includes ribbon flux stations, lamination/framing machines and module testers.

  Government Incentives and Regional Market Overview

        The cost of solar power has declined over the past thirty years. However, in a similar way to many other renewable energy sources, solar technology generally is currently price competitive with traditional power sources only with the support of government incentive programs. An increasing number of countries have established incentive programs for the development of solar and other renewable energy sources, including:

  •
  net metering laws and feed-in tariffs allowing on-grid end-users to sell electricity back to the grid at retail prices;

  •
  direct subsidies to end-users to offset costs of solar equipment and installation charges;

  •
  tax incentives and low interest loans to finance solar power systems; and

  •
  government standards mandating minimum usage levels of renewable energy sources.

        PV installations have historically been concentrated in four countries: Japan, Germany, Spain and the United States, which together accounted for approximately 86% of the world PV market at the end of 2007. Government policies in these countries, in the form of regulation, subsidies and incentives, have accelerated the adoption of solar power by businesses and consumers. Other countries have adopted or are adopting similar laws and policies (including France, Italy, China, South Korea and Taiwan) and several states in the United States, most notably California.

MANAGEMENT

Directors and Senior Management

        Set forth below are the name, age, position and a description of the business experience of each of our executive officers and directors as of the completion of this offering.

Name	Age	Position
Thomas M. Zarrella	51	President and Chief Executive Officer and Director
Robert W. Woodbury, Jr.	51	Chief Financial Officer
Edwin L. Lewis	62	Vice President, General Counsel and Secretary
David W. Keck	42	Vice President, Silicon Development
Jeffrey J. Ford	52	Vice President, Asia
John (Rick) Tattersfield	45	Vice President, Operations
J. Bradford Forth	43	Chairman of the Board
Ernest L. Godshalk	63	Director
Richard K. Landers	60	Director
J. Michal Conaway	59	Director
Fusen E. Chen	48	Director

        Thomas M. Zarrella—President and Chief Executive Officer and Director.    Mr. Zarrella was appointed our Chief Executive Officer and a director in April 2007. Mr. Zarrella joined us as President and Chief Operating Officer in August 2004. Mr. Zarrella has over twenty five years of international operations experience spanning many facets of technology manufacturing. From September 1998 to August 2004, Mr. Zarrella headed Schott Solar AG's manufacturing operations in Billerica, Massachusetts, where he was instrumental in transforming the research and development oriented company into a leading full-scale manufacturer of photovoltaic products. Prior to his employment at Schott Solar AG, Mr. Zarrella directed North American manufacturing operations from February 1994 to September 1998 at Instron Corporation of Canton, Massachusetts, a manufacturer of material testing equipment. He has also served in corporate and operational positions at several Connecticut based companies, including Revere Corporation, Sprague Meter (a division of Textron, Inc.) and Sikorsky Aircraft (a division of United Technologies, Inc.). Mr. Zarrella holds a B.S. in Mechanical Engineering from the University of Connecticut and an MBA from the University of Bridgeport.

        Robert W. Woodbury, Jr.—Chief Financial Officer.    Mr. Woodbury was appointed Chief Financial Officer of GT Solar International, Inc. in January 2008. From February 2003 until December 2007, Mr. Woodbury served as executive vice president and chief financial officer of Brooks Automation, Inc., an automation technologies manufacturer supplying the semiconductor capital equipment market. From 1996 until December 2002, Mr. Woodbury served as Vice President and Corporate Controller of Acterna Corporation (formerly Dynatech Corporation), a communications equipment and network technology company. In May 2003, Acterna Corporation filed a petition seeking protection under Chapter XI of the United States Bankruptcy Code pertaining to a plan of reorganization for itself and its U.S.-based subsidiaries. Such a plan was approved in September 2003 and Acterna Corporation emerged from Chapter XI protection in October 2003. Mr. Woodbury holds a B.A. in Economics from St. Anselm College and an MBA from the University of Miami.

        Edwin L. Lewis—Vice President, General Counsel and Secretary.    Mr. Lewis was appointed Vice President and General Counsel of GT Solar International, Inc. in November 2007 and was appointed Secretary of GT Solar International, Inc. in February 2008. From April 2003 until November 2007, Mr. Lewis was Senior Vice President, General Counsel and Secretary of Photronics, Inc., a leading manufacturer of photomasks for the semiconductor and flat panel display industries. From March 2000 until April 2003, Mr. Lewis was Vice President and General Counsel for American Science and Engineering, Inc., an international designer and manufacturer of x-ray detection equipment for protection of ports, borders and high security U.S. government facilities. Mr. Lewis is a member of The Legal Advisory Board of the National Federation of Independent Business Small Business Legal Center in Washington, D.C. Mr. Lewis holds a B.A. in International Affairs from Lafayette College and a JD from the Temple University School of Law.

        David W. Keck—Vice President, Silicon Development.    Mr. Keck joined us in April 2006 as Vice President, Silicon Development. Prior to April 2006, he operated his own consulting business relating to the silicon industry. From 1991 to 2005, Mr. Keck was Vice President of Business Development, Plant Manager and Operations Manager at Advanced Silicon Materials Incorporated (ASIMI) of Moses Lake, Washington and Butte, Montana, one of the leading manufacturers of ultra-pure silicon in the world. He focused on the manufacture of silane gas and polysilicon for wafer fabrication companies and semiconductor companies. During his tenure at ASIMI, Mr. Keck worked on two major expansions including having overall responsibility for commissioning and starting up ASIMI's green-field facility in Butte, Montana. Early in his tenure at ASIMI, he was responsible for the design and operation of equipment that produced silicon. Prior to joining ASIMI, from 1987 to 1989, he served as a thermodynamics engineer with Lockheed Missiles & Space Corporation, where he was responsible for the design and testing for heat transfer systems in spacecraft. He has a degree in chemical engineering from Montana State University and a Masters of Business Administration from the University of Washington.

        Jeffrey J. Ford—Vice President, Asia.    Mr. Ford joined us in June 2006 as Vice President, Asia. From November 2003 until June 2006, Mr. Ford served as General Manager of the Kayex division of SPX Corporation, or Kayex, in Rochester, New York. Mr. Ford served as Vice President Finance and then Acting President of Kayex from January 2001 until November 2003. He led a Sino-American joint venture in Hangzhou, China, where he established equipment production lines serving worldwide customers. Mr. Ford is a graduate of St. Bonaventure University and his professional background is in finance.

        John (Rick) Tattersfield—Vice President, Operations.    Mr. Tattersfield was appointed Vice President Operations of GT Solar in August 2007. From 1988 to August 2007, Mr. Tattersfield served in various capacities at Instron Corporation, a Division of ITW Inc. (ITW), a diversified international manufacturer. From 2001 until 2007, he served as Corporate VP of Quality and Technical Services. Prior to that Mr. Tattersfield served in various roles within Instron including Divisional Vice President—Operations, where he directed order fulfillment for two divisions, VP of Operations and Joint General Manager of Instron Schenck Testing GmbH (IST) and General Manager of Amsler Otto Wolpert Werke GmbH where he managed the integration of newly acquired companies based in Germany into the group. Mr. Tattersfield holds degrees in engineering from the University of London (UK) and the Cranfield Institute of Technology (UK) and is a Fellow in Manufacturing Management, a member of the National Society of Professional Engineers and the British Institute of Management.

        J. Bradford Forth—Chairman of the Board.    Mr. Forth has served as a director since March 2006 and as Chairman of the Board since January 2007. Mr. Forth has been a partner at GFI, a Los Angeles-based private equity firm, since he joined them in March 2006. From 1999 to 2005, Mr. Forth was Chief Executive Officer of Power Measurement, Inc., a global provider of enterprise energy management systems. Before becoming CEO, Mr. Forth was president of Power Measurement, Inc. from 1998 to 1999 and served in various other roles at the company, from 1988 to 1998, in research and development and as Vice President, Sales and Marketing. Mr. Forth served as Chairman of the Board of Directors of Cannon Technologies, Inc., a power industry provider, from March 2006 to August 2006, and as a director of Xantrex Technology, Inc., a power electronics supplier, from 2003 to 2006. He was Ernst & Young's "2002 Pacific Entrepreneur of the Year—Technology and Communications." Mr. Forth holds an Electrical Engineering degree from the University of Victoria, in Victoria, British Columbia.

        Ernest L. Godshalk—Director.    Mr. Godshalk has served as a director since July 2006. Mr. Godshalk is Managing Director of Elgin Management Group, a private investment company. He is also a director of Verigy Ltd., which provides test systems and solutions to the semiconductor industry, and Hittite Microwave Corporation, which provides integrated circuits, modules and systems for technically demanding radio frequency, microwave and millimeterwave applications. From February 2001 until he retired in December 2004, Mr. Godshalk served as President, Chief Operating Officer and a director of Varian Semiconductor Equipment Associates, Inc., a supplier of semiconductor manufacturing equipment. From April 1999 until February 2001, Mr. Godshalk served as Varian Semiconductor's Vice President and Chief Financial Officer. Mr. Godshalk is a graduate of Yale University and Harvard Business School.

        Richard K. Landers—Director.    Mr. Landers has served as a director since March 2006. Mr. Landers is a founding partner of GFI, a Los Angeles-based private equity firm. Prior to founding GFI, and from 1992 to 1995, Mr. Landers was a partner at Arthur Andersen. Prior to that, Mr. Landers was partner of Venture Associates LLC from 1986 to 1992. Mr. Landers also held senior planning and strategy positions in Los Angeles and Washington, D.C. with Southern California Gas Company and its holding company, Pacific Enterprises, from 1979 to 1986. Mr. Landers also served as a foreign service officer in the United States Department of State from 1972 to 1979 with special responsibilities for international energy matters. Mr. Landers holds an AB from Claremont McKenna College and an MBA from Duke University.

        J. Michal Conaway—Director.    Mr. Conaway has served as a director since May 2008. He is the founder and has served as the Chief Executive Officer of Peregrine Group, LLC, an executive consulting firm, since 2002, and has been providing consulting services since 2000. Prior to 2000, Mr. Conaway held various management and executive positions, including serving as Chief Financial Officer of Fluor Corporation, an engineering, procurement, construction and maintenance services provider. He serves as a director of Quanta Services, Inc. and Cherokee International Corporation, as well as a director of Elgin National Industries, Inc. and Enterra Holdings Ltd., both of which are privately held companies. Mr. Conaway holds an M.B.A. degree from Pepperdine University and is a Certified Public Accountant.

        Fusen E. Chen, Ph.D.—Director.    Dr. Chen has served as a director since May 2008. Dr. Chen has served as Executive Vice President, Chief Technology Officer and General Manager of the Gapfill Business Unit of Novellus Systems, Inc., a manufacturer of semiconductor production equipment since 2005, and as Senior Vice President, Asia Pacific Operations from 2004 to 2005. Prior to joining Novellus, Dr. Chen spent 10 years at Applied Materials, Inc., most recently as the Group Vice President & General Manager of the Copper Physical Vapor CPI Business Group. Dr. Chen also serves as a director of Electroglas, Inc. Dr. Chen holds a bachelor's degree in materials science and engineering from the National Tsing Hua University (Hsinchu, Taiwan) and a PhD in Materials Science & Engineering from the State University of New York at Stony Brook.

Family Relationships

        There are no family relationships between any of our executive officers or directors.

Board Composition

        Our certificate of incorporation will provide that our board of directors shall consist of such number of directors as determined from time to time by resolution adopted by a majority of the total number of directors then in office. Currently our board of directors consists of six members. Upon completion of this offering, our board of directors will consist of six members, five of whom will qualify as "independent" according to the rules and regulations of the Nasdaq and three of whom will qualify as "independent" according to the rules and regulations of the SEC with respect to audit committee membership. The term of office for each director will be until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. Stockholders will elect directors each year at our annual meeting.

Committees of the Board of Directors

        We have established an audit committee, a compensation committee and a governance and nominating committee and will adopt written charters for each of these committees prior to the completion of this offering, which, following this offering, will be available on our website. The composition, duties and responsibilities of these committees are set forth below. In the future, our board may amend the committee charters or establish other committees, as it deems appropriate, to assist with its responsibilities. Presently, Messrs. Forth, Godshalk and Landers are the members of each of our committees.

  Audit Committee

        The audit committee is responsible for (1) selecting the independent auditors, (2) approving the overall scope of the audit, (3) assisting the board in monitoring the integrity of our financial statements, the independent auditors' qualifications and independence, the performance of the independent auditors and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing the independent auditors' report describing the auditing firms' internal quality-control procedures and any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditor, (6) discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies from time to time, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, periodically, with management, internal auditors and the independent auditor, (9) reviewing with the independent auditor any audit problems or difficulties and management's response, (10) setting clear hiring policies for employees or former employees of the independent auditors, (11) handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time and (12) reporting regularly to the full board of directors.

        Our board of directors has determined that, of the current members of the audit committee, Mr. Godshalk is an independent director according to the rules and regulations of the SEC with respect to audit committee membership and Nasdaq, and has been determined to qualify as an "audit committee financial expert" as such term is defined in Item 401(h) of Regulation S-K. We expect to add another independent director to our audit committee within 90 days of the effectiveness of the registration statement of which this prospectus is a part and a third independent director to our audit committee within one year after the effective date of the registration statement.

  Compensation Committee

        The compensation committee is responsible for (1) reviewing key employee compensation policies, plans and programs, (2) reviewing and approving the compensation of our executive officers, (3) reviewing and approving employment contracts and other similar arrangements between us and our executive officers, (4) reviewing and consulting with the Chief Executive Officer on the selection of officers and evaluation of executive performance and other related matters, (5) administration of stock plans and other incentive compensation plans and (6) such other matters that are specifically delegated to the compensation committee by the board of directors from time to time.

  Governance and Nominating Committee

        Our governance and nominating committee's purpose is to assist our board by identifying individuals qualified to become members of our board of directors consistent with criteria set by our board and to develop our corporate governance principles. This committee's responsibilities include: (1) evaluating the composition, size and governance of our board of directors and its committees and making recommendations regarding future planning and the appointment of directors to our committees, (2) establishing a policy for considering stockholder nominees for election to our board of directors, (3) evaluating and recommending candidates for election to our board of directors, (4) overseeing the performance and self-evaluation process of our board of directors and developing continuing education programs for our directors, (5) reviewing our corporate governance principles and providing recommendations to the board regarding possible changes and (6) reviewing and monitoring compliance with our code of ethics and our insider trading policy.

Code of Ethics

        We plan to adopt a code of ethics that will apply to our principal executive, financial and accounting officers and all persons performing similar functions. We intend to satisfy the requirements under Item 5.05 of Form 8-K regarding disclosure of amendments to, or waivers from, provisions of our code of ethics that apply to our principal executive, financial and accounting officers by posting such information on our web site.

Compensation Committee Interlocks and Insider Participation

        No member of our compensation committee is an officer or employee, nor has any member been an officer or employee at any prior time. There are no interlocking relationship between any of our executive officers and our compensation committee, on the one hand, and the executive officers and compensation committee of any other companies, on the other hand.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

  Overview

        Effective December 30, 2005, we were acquired by GT Solar Holdings, LLC. GT Solar Holdings, LLC is a holding company that is beneficially owned by investment funds managed by GFI, certain other investors and members of our management team. Our "named executive officers" for the fiscal year ended March 31, 2008, or fiscal 2008, include Mr. Zarrella, our chief executive officer, Mr. Woodbury, our chief financial officer, and Messrs. Keck, Ford and Tattersfield, the three most highly compensated officers other than Mr. Zarrella and Mr. Woodbury, who were serving as executive officers as of the end of fiscal 2008. Mr. Smith, our former chief financial officer, ceased to be employed by us on October 31, 2007, and Mr. Lyman, our former general counsel, ceased to be an executive officer on November 7, 2007 but remains an employee of GT Solar. In accordance with the SEC's executive compensation disclosure rules, Mr. Smith and Mr. Lyman are also considered our "named executive officers" for fiscal 2008.

        GFI acquired a controlling interest in GT Solar Holdings, LLC in the Acquisition. In connection with the Acquisition, affiliates of GFI negotiated compensation arrangements with our former chief executive officer, current chief executive officer, former chief financial officer and former general counsel, and the compensation paid to these individuals reflected the negotiations between these executive officers and affiliates of GFI. After the Acquisition, we recruited additional executive officers to GT Solar. The overall amounts and mix of compensation paid to these officers primarily reflect negotiations with them in connection with their recruitment.

        The compensation committee of our board of directors was formed on January 22, 2007 and currently consists of Messrs. Forth, Godshalk and Landers. Messrs. Forth and Landers are employed by affiliates of GFI, and Mr. Forth is the Chairman of the compensation committee. The compensation committee is responsible for the oversight, implementation and administration of all of our executive compensation plans and programs. The compensation committee determines all of the components of compensation of our chief executive officer, and, in consultation with our chief executive officer, the compensation of the remaining executive officers.

        In March 2007, members of our human resources department conducted a review of executive compensation for the purpose of formalizing our procedures for reviewing and evaluating our executive compensation program. The proposals included establishing a job "grade"-based system and recommendations for annual base salaries and annual cash bonus incentives for fiscal 2008. During the course of its review, our human resources department utilized executive compensation data from The Survey Group, a compensation consulting firm serving companies in the New England region. Our human resources department used this data to prepare a study, which included a general overview of executive compensation, and presented the results of this study to the compensation committee at a meeting in April 2007 to provide the compensation committee with information to use in making decisions with respect to GT Solar's executive compensation program for fiscal 2008. In March 2008, the compensation committee retained Frederick W. Cook & Co., Inc., a compensation consulting firm, to conduct an independent study of executive compensation for the fiscal year ending March 31, 2009, or fiscal 2009. The results of this study are currently being evaluated by the compensation committee for purposes of establishing executive compensation for fiscal 2009.

  Compensation Policies and Practices

        The primary objectives of our executive compensation program are to:

  •
  Attract and retain the best possible executive talent,

  •
  Achieve accountability for performance by linking annual cash and long-term incentive awards to achievement of measurable performance objectives, and

  •
  Align executives' incentives with creation of stockholder value.

        Our executive compensation programs are designed to encourage our executive officers to operate the business in a manner that enhances stockholder value. An objective of our compensation program is to align interests of our executive officers with our stockholders' short and long-term interests by providing a significant portion of our executive officers' compensation through equity-based awards. In addition, a substantial portion of our executive's overall compensation is tied to our financial performance, specifically "incentive EBITDA" in fiscal 2008. We define "incentive EBITDA" as GAAP net income, plus interest expense net of interest income, taxes, depreciation and amortization, and adjusted for (i) any pre-tax expenses or charges related to this offering or any transaction selling or transferring equity interests of our stockholders or (ii) the impact of deferred revenue. Our compensation philosophy provides for a direct relationship between compensation and the achievement of our goals and seeks to include management in upside rewards. Prior to approving any compensation package or award, the compensation committee takes into account the impact of accounting and tax treatments of each particular compensation package or award, including the accounting and tax treatment of stock options.

        On April 3, 2007, the compensation committee reviewed executive compensation data provided by members of management and our human resources department. Members of our human resources department utilized compensation survey data from the 2006 Management Compensation Survey of The Survey Group, a compensation consulting firm serving companies based in New England. The data is derived from The Survey Group's survey of 294 companies based in the New England region. The participating companies are in various industries, and 146 of them are manufacturing companies. The 2006 Management Compensation Survey presents compensation data of participating companies in various groupings based on company size, company industry and executive officer position. Management did not identify a specific peer group within the participating companies for the purpose of benchmarking executive compensation.

        Our human resources department compared the compensation level of our executive officer positions to the compensation data of each executive officer position in three groups of companies identified in The Survey Group report: (i) all participating companies; (ii) companies with annual revenues ranging from $100 million to $300 million; and (iii) technology companies with annual revenues ranging from $100 million to $300 million. We refer to this data as the "survey data." Our human resources department presented, and the compensation committee reviewed, the weighted average of the median base salaries and the median target bonus percentage for each executive officer position across the three groups. Our human resources department used this information to recommend a job "grade"-based system for fiscal 2008 that included pay ranges and a range of target cash bonus percentages applicable to each job grade. Each executive officer position is assigned a specific job grade. Our human resources department then proposed individual base salaries within the applicable pay range based on an evaluation of each executive officer's progression through the assigned job grade. The progression for each executive officer other than the chief executive officer was proposed by the human resources department with input from our chief executive officer, and the progression for the chief executive officer was proposed by the human resources department. All decisions with respect to executive compensation were made by the compensation committee. The principal factors that were considered in the determination of job grade progression were the executive officer's work experience and the length of service in their current position.

        On July 24, 2007, the compensation committee approved overall compensation levels for each executive officer for fiscal 2008. The compensation committee also approved the annual base salary within each individual's job grade and identified a percentage range of that amount that would be variable and used that percentage to set the target cash bonus payment for fiscal 2008. The 2008 Management Incentive Plan implements management's recommendations as approved by the compensation committee.

        On March 18, 2008, Frederic W. Cook & Co., Inc. presented its review of our compensation program. This study used a compensation peer group of companies within a range of revenues, operating income, number of employees and market capitalizations for purposes of benchmarking our executive compensation program and establishing the elements of executive compensation program for the fiscal year ending March 31, 2009.

  Compensation Components

        We have sought to create an overall compensation program that provides foundational elements, such as base salary and benefits, which are competitive, as well as an opportunity for variable incentive compensation that is paid when short and long-term performance goals are met. Our executive compensation consists of the following components:

  •
  Base salary

  •
  Annual cash bonus incentive(s)

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  Long-term incentive award(s)—stock option grant(s)

  •
  For certain executives officers, equity ownership

        We also provide certain retirement benefits and perquisites.

        For fiscal 2008, the target compensation mix for each named executive officer was as follows:

Executive	Title	Salary as % of Total Compensation	Target Annual Incentive as % of Total Compensation	Equity-Based Awards as % of Total Compensation(1)
Thomas M. Zarrella	President and Chief Executive Officer	45.4%	22.7%	31.9%
Robert W. Woodbury, Jr.	Chief Financial Officer	57.4%	28.7%	13.9%
David W. Keck	Vice President, Silicon Development	21.6%	66.7%	11.6%
Jeffrey J. Ford	Vice President, Asia	61.4%	15.3%	23.3%
John (Rick) Tattersfield	Vice President, Operations	50.0%	12.5%	37.5%
Howard T. Smith	Former Chief Financial Officer(2)	71.4%	28.6%	0.0%
Daniel F. Lyman	Deputy General Counsel(3)	65.4%	9.8%	24.8%

(1)
Reflects the compensation expense recognized by us during fiscal 2008 for option and restricted stock awards under SFAS No. 123(R) for each named executive officer.
(2)
Mr. Smith's service as our chief financial officer terminated on October 31, 2007.
(3)
Mr. Lyman served as our general counsel and secretary until November 7, 2007, at which point his title became deputy general counsel.

        Note: The above table takes into account target bonuses payable under our annual cash incentive program and not actual payments made under that program.

        The relationship of base salary, annual incentive compensation and long-term incentive compensation to the overall compensation program can vary depending upon each executive officer's prior experience, time in the industry and prior equity incentive awards.

  Base Salary.

        We provide a base salary to our executive officers to compensate them for their services during the year. Base salary is established based on the experience, skills, knowledge and responsibilities required of the executive officers in their roles. When establishing the base salaries of the executive officers for fiscal 2008, the compensation committee considered a number of factors, including the years of service of the individual, individual's duties and responsibilities, the ability to replace the individual, the base salary at the individual's prior employment, information that became available to us informally through recruitment/search firms in connection with our hiring efforts, and through our directors' experience, including experience with GFI's other portfolio companies. We seek to maintain base salaries at levels that are sufficient to allow us to attract and retain executive talent.

        Salaries for executive officers are reviewed on an annual basis, at the time of a promotion or other change in level of responsibilities, as well as when competitive circumstances may require review. Increases in salary are based on evaluation of factors such as the individual's level of responsibility, performance, length of service and level of compensation compared to that of similar positions in other companies. In April 2007, the compensation committee reviewed and approved the annual base salaries for our executive officers for fiscal 2008. In making recommendations for base salaries, our human resources department used The Survey Group's data to identify the weighted average of the median salaries of similarly situated executive officers of companies in the survey data, and used that data as a guide for building base salary ranges for each job grade. Our human resources department then analyzed how closely each executive officer's position matched the positions in the report, and examined the relative progression of each executive officer within the applicable job grade. Our human resources department proposed a base salary for Mr. Zarrella that represented a progression of 11% through the pay range applicable to his job grade, based upon his recent appointment as chief executive officer and his significant equity ownership in our company. The compensation committee set Mr. Zarrella's base salary for fiscal 2008 consistent with this proposal, and this amount represented an increase over his base salary for the fiscal year ended March 31, 2007, or fiscal 2007, to compensate him for his increased responsibilities as a result of his appointment as our chief executive officer. Mr. Smith's base salary was increased in April by $10,000, which represented a progression of 38% through the pay range applicable to his job grade, in order to make his base salary more consistent with base salaries of chief financial officers of companies in the survey data used by management. Our human resources department proposed no change to the base salaries of Messrs. Keck, Ford and Lyman from the prior year, and no changes were made. Pursuant to Mr. Woodbury's employment agreement, dated January 2, 2008, Mr. Woodbury's base salary was set at $325,000 per annum, and was pro rated for the portion of fiscal 2008 during which he was employed by us. This amount was set based on his base salary at his prior employment rather than our job grade system. Pursuant to Mr. Tattersfield's employment agreement, dated August 6, 2007, Mr. Tattersfield's base salary was set at $175,000 per annum, and was pro rated for the portion of fiscal 2008 during which he was employed by us. This amount was set based on consistency with other executive officers in the same job grade.

        On June 3, 2008, the compensation committee reviewed and established the annual base salaries for our executive officers for fiscal 2009. The annual salaries in effect for each of the named executive officers for fiscal 2008 and fiscal 2009 are as follows:

	Annual Base Salary
Name
	Fiscal 2008	Fiscal 2009
Thomas M. Zarrella	$275,000	$375,000
Robert W. Woodbury, Jr.	325,000	325,000
David W. Keck	190,000	200,000
Jeffrey J. Ford(1)	175,000	185,000
John (Rick) Tattersfield	175,000	225,000
Howard T. Smith(2)	205,000	—
Daniel F. Lyman	150,000	161,000

(1)
In addition, Mr. Ford receives supplemental wages paid by our subsidiary, GT Shanghai. In fiscal 2008, the amount of the supplemental wages was $73,187. This amount has been converted from RMB to U.S. dollars using the average monthly exchange rates during fiscal 2008.

(2)
Mr. Smith's service as our chief financial officer terminated on October 31, 2007.

        In addition to his annual base salary, Mr. Ford receives a supplemental salary of $73,187 per year, paid in monthly installments, as compensation for his overseas assignment to lead our China operations.

        Pursuant to Mr. Woodbury's employment agreement, dated January 2, 2008, Mr. Woodbury's base salary was set at $325,000 per annum, and will be pro rated for the portion of fiscal 2008 during which he was employed by us.

  Annual Cash Bonus Incentive.

        The objective of the annual cash bonus incentive is to reward executive officers for our performance, as measured by "incentive EBITDA" as defined in the plan, with respect to Messrs. Zarrella, Woodbury, Ford, Tattersfield and Lyman, and by commissions on sales with respect to Mr. Keck for fiscal 2008. On June 1, 2007, the compensation committee approved the performance metric to be used under the 2008 Management Incentive Plan. The payment of cash bonuses will be based on a pre-determined incentive EBITDA target of $78 million for fiscal 2008. Prior to fiscal 2008, we defined incentive EBITDA for purposes of the 2008 Management Incentive Plan as GAAP net income, plus interest expense net of interest income, taxes, depreciation and amortization, and adjusted for any pre-tax expenses or charges related to this offering or any transaction selling or transferring equity interests of our stockholders. On June 1, 2007, the compensation committee approved a revision to the definition of incentive EBITDA for purposes of the 2008 Management Incentive Plan to adjust for the impact of deferred revenue.

        For Messrs. Zarrella, Woodbury, Ford, Tattersfield and Lyman, annual target cash bonuses for fiscal 2008 were determined initially as a percentage of each individual's base salary for the fiscal year, and the payment of target cash bonuses depends upon the achievement of the pre-determined incentive EBITDA target. The target cash bonus is established based on an individual's level of responsibility. When establishing the target cash bonus percentages for the executive officers for fiscal 2008, the compensation committee considered the median incentive bonus of similarly situated executive officers of companies in the survey data and other information presented in April 2007 by the management team, information that became available to us informally through recruitment/search firms in connection with executive recruitment efforts and information obtained through our directors' experience, including experience with GFI's other portfolio companies. The compensation committee considered the data and applied its judgment to set both the target and maximum cash bonuses.

Depending on our performance relative to the pre-determined incentive EBITDA target, the actual cash bonus for these executive officers can be less than or greater than their target cash bonuses. The incentive bonus is not funded if our incentive EBITDA for the year is at or below a threshold of 90% of the incentive EBITDA target, 50% of the target cash bonus is funded if our incentive EBITDA for the year is 95% of the incentive EBITDA target, 100% of the target cash bonus is funded if our incentive EBITDA for the year is 100% of the incentive EBITDA target, 150% of the target cash bonus is funded if our incentive EBITDA for the year is 105% of the incentive EBITDA target, 200% of the target cash bonus is funded if our incentive EBITDA for the year is 110% of the incentive EBITDA target, 250% of the target cash bonus is funded if our incentive EBITDA for the year is 115% of the incentive EBITDA target and up to a maximum of 300% of the target cash bonus is funded if our incentive EBITDA for the year is 120% or more of the incentive EBITDA target. As such, each 1% increase or decrease in incentive EBITDA relative to the target incentive EBTIDA results in a 10% increase or decrease in the funded bonus. Each bonus payment is subject to the discretion of the compensation committee.

        On July 25, 2007, our compensation committee reviewed the 2008 Management Incentive Plan that had been prepared by management, and approved the target cash bonuses for fiscal 2008. Mr. Zarrella's target cash bonus for fiscal 2008 was set at 50% of his base salary. The compensation committee increased the target cash bonus for Mr. Zarrella from 30% for fiscal 2007 to 50% for fiscal 2008 to compensate him for his increased responsibilities as a result of his appointment as our chief executive officer. Pursuant to his employment agreement, Mr. Woodbury's target cash bonus for fiscal 2008 is 50% of his base salary, to be pro rated for the portion of fiscal 2008 during which he was employed by us.

        The annual cash bonus awards for fiscal 2008 under the 2008 Management Incentive Plan were finalized on June 3, 2008. Our achievement of 115.4% of the incentive EBITDA target resulted in funding of 254% of the target bonuses for fiscal 2008. Each named executive officer other than our chief executive officer conducted a self-appraisal that was reviewed by our chief executive officer, and our chief executive officer conducted his own self-appraisal. The compensation committee evaluated these self-appraisals in the context of each executive officer's responsibilities and awarded 100% of the funded bonus to each individual.

        The target cash bonus and maximum cash bonus opportunity and the actual cash bonus paid, as a percentage of base salary, for each of the named executive officers in fiscal 2008, was as follows:

	Fiscal 2008
Name	Target Cash Incentive Bonus as a Percent of Base Salary	Maximum Cash Incentive Bonus as a Percent of Base Salary	Actual Cash Incentive Bonus as a Percent of Base Salary
Thomas M. Zarrella	50.0%	150.0%	127.5%
Robert W. Woodbury, Jr.	50.0%	150.0%	142.9%
Jeffrey J. Ford	25.0%	75.0%	45.0%
John (Rick) Tattersfield	25.0%	75.0%	67.0%
Howard T. Smith(1)	40.0%	—	—
Daniel F. Lyman	15.0%	45.0%	38.1%

(1)
Mr. Smith's service as our chief financial officer terminated on October 31, 2007.

        On May 23, 2008, our compensation committee reviewed and established the target cash bonus percentages for the 2009 Incentive Compensation Plan. The target cash bonus opportunity, as a percentage of base salary, in effect for each of the named executive officers in fiscal 2009, will be as follows:

Name	Fiscal 2009 Target Cash Incentive Bonus as a Percent of Base Salary
Thomas M. Zarrella	75%
Robert W. Woodbury, Jr.	50%
Jeffrey J. Ford	35%
John (Rick) Tattersfield	40%
Daniel F. Lyman	15%

        The annual cash bonus for Mr. Keck is based on a commission that is earned for orders we receive for polysilicon products and services. With respect to each order for which a commission is earned, a commission is paid as follows: 15% of Mr. Keck's commission is paid when a deposit is received, 45% is paid when a shipment payment is received and 40% is paid when a final payment is received. There is no set target amount, but Mr. Keck's total compensation of his base salary and cash bonus was limited to a maximum of $1.5 million for fiscal 2008. We entered the polysilicon business in 2006, and we hired Mr. Keck, a known expert in the polysilicon industry, for his unique skills. The board structured Mr. Keck's compensation package to emphasize variable compensation that is linked to the performance of the polysilicon business and to provide compensation sufficient to attract him to our company. Mr. Keck received a cash incentive bonus of $789,281 in fiscal 2008 based on our orders for polysilicon products and services received in fiscal 2008.

  Discretionary Bonus Awards.

        On April 3, 2007, our compensation committee awarded Mr. Zarrella a discretionary $50,000 cash bonus for fiscal 2007 in light of our recent operating performance, including improved revenues and operating income, as well as the significant increase in the volume of orders that we received. No formula was applied by the compensation committee in determining the amount of Mr. Zarrella's discretionary bonus.

        In June 2006, when Mr. Ford was hired, we paid Mr. Ford a signing bonus of $50,000. In June 2007, we paid Mr. Ford a retention bonus of $25,000. Mr. Ford is entitled to a $25,000 retention bonus on the first two anniversaries of the date of his hire. These bonuses were awarded to attract Mr. Ford to our company to serve as our vice president in charge of Asian operations and to encourage his retention. The amount of the bonuses was determined by negotiations between Mr. Ford and our chief executive officer and approved by our board of directors.

        In August 2007, when Mr. Tattersfield was hired, we paid Mr. Tattersfield a signing bonus of $25,000. The amount of the signing bonus was determined by negotiations between Mr. Tattersfield and our chief executive officer and approved by our board of directors.

  Long-Term Incentive Awards.

        Messrs. Lyman, Keck and Ford have each received equity compensation awards in the form of incentive stock options. We grant long-term incentive awards in the form of stock options because it is a common method for companies to provide equity incentives to executive officers. The options are designed to align the interests of our executive officers with our stockholders' long-term interests by providing them with equity-based awards that vest over a period of time and become exercisable upon the occurrence of certain events, as well as to reward executive officers for performance. In connection with the Acquisition, the board adopted a stock option plan on January 1, 2006. We granted options to Messrs. Lyman, Keck and Ford on July 7, 2006, and to Mr. Ford on July 27, 2006, to provide them with meaningful equity-based incentives. None of these executive officers participated in the Acquisition or otherwise had any equity-based incentives. These stock options have an exercise price equal to the fair market value of our common stock on the date of grant as determined by a valuation prepared at the time of grant. We did not grant any options to Messrs. Zarrella and Smith at that time in light of their equity ownership interests in GT Solar Holdings, LLC. Future grants of stock options will be at the discretion of our board of directors. All of the options granted to our named executive officers in July 2006 are intended to qualify as incentive stock options for purposes of U.S. federal income tax purposes. As a result, subject to the satisfaction of certain conditions, on the date of exercise our named executive officers will not be subject to federal income tax with respect to the exercise of the option. See "—2006 Stock Option Plan" below.

        On December 21, 2007, our compensation committee awarded options for fiscal 2008 to Messrs. Zarrella, Keck and Ford, and on January 2, 2008, our compensation committee awarded options to Mr. Woodbury in connection with the commencement of his employment. The compensation committee determined a targeted grant value for each executive officer, expressed as a percentage of annual base salary and valued using the Black Scholes option pricing model. The targeted grant value for fiscal 2008 was determined in accordance with each individual's job grade. The compensation committee applied a multiplier ranging from 1x to 4x the targeted grant value for each executive officer based on an evaluation of individual factors, including existing equity ownership interests, values of previous equity grants, size of previous equity grants in relation to individual positions, length of time with our company, and anticipated contribution to our business.

        In determining the number of options awarded to Messrs. Zarrella, Woodbury, Keck and Ford in fiscal 2008, our board of directors considered the totality of each individual's compensation package and made a subjective determination of the number of equity awards that would be appropriate to retain and motivate each executive officer in his position. Our board of directors also considered individual responsibilities of our named executive officers, including Mr. Zarrella's responsibility for our overall performance, Mr. Woodbury's responsibility for financial reporting and accounting functions, Mr. Ford's responsibility for our operations in Asia, which are critical to our business, and Mr. Keck's responsibility for building our polysilicon business, which is a significant element of our growth strategy.

  Equity Ownership.

        Each of Messrs. Zarrella and Smith participated in the Acquisition and, as a result, has an equity ownership interest in GT Solar Holdings, LLC. In connection with the Acquisition, Mr. Zarrella contributed 10,994 shares of common stock of GT Equipment Technologies, Inc. held by him to GT Solar Holdings, LLC. Each of the shares he contributed was valued at $106.94, the price that GT Solar Holdings, LLC paid for each share of the Company in the Acquisition. In exchange for the shares he contributed, Mr. Zarrella received 173,496.2 Class A shares of GT Solar Holdings, LLC. In addition, Mr. Zarrella received Class B and Class C shares of GT Solar Holdings, LLC and Mr. Smith received Class B and Class D shares of GT Solar Holdings, LLC as incentive compensation. The numbers of Class B, Class C, and Class D shares of GT Solar Holdings, LLC granted as incentive compensation to certain individual members of senior management were determined by negotiations among GFI and such individuals.

        In connection with the termination of Mr. Smith's employment with us, we entered into a separation agreement with Mr. Smith, dated October 5, 2007, that provided that the unvested Class B and Class D shares of GT Solar Holdings, LLC held by Mr. Smith as of that date were cancelled and forfeited. Mr. Smith continues to hold the vested portion of Class B and Class D shares of GT Solar Holdings, LLC originally granted to him.

  Retirement Benefits.

        We sponsor a tax-qualified employee savings and retirement plan, or 401(k) plan, that covers most employees who satisfy certain eligibility requirements relating to minimum age and length of service. Under the 401(k) plan, eligible employees may elect to contribute a minimum of 1% of their annual compensation, up to a maximum amount equal to the statutorily prescribed annual limit. We may also elect to make a matching contribution to the 401(k) plan in an amount equal to a discretionary percentage of the employee contributions, subject to certain statutory limitations. We announce annually the amount of funds which we will match. For fiscal 2008, we made a discretionary matching contribution of $186,235. Of this amount, $27,175 was paid to our named executive officers.

  Perquisites.

        We also provide our named executive officers with payments of a portion of life, medical and dental insurance premiums and for legal advice relating to their investment in GT Solar Holdings, LLC.

  Payments Upon Termination.

        In connection with the termination of the employment of Mr. Howard T. Smith, our former chief financial officer, on October 31, 2007, we entered into a separation agreement, dated October 5, 2007, pursuant to which we agreed to provide certain severance payments to Mr. Smith. See "—Employment Agreements and Severance Arrangements—Potential Payments Upon Termination." The terms and amounts set forth in Mr. Smith's separation agreement were determined by negotiations between Mr. Smith and our compensation committee. We agreed to provide Mr. Smith with a $500,000 severance payment, pay for his tuition, up to a limit of $120,000, should he enroll in an Executive MBA program during the two-year period following his separation, and provide health insurance benefits during the 30 months following his separation. We agreed to provide these amounts in light of the benefits to us of the severance agreement, including Mr. Smith's agreement to continue to be bound by the restrictions set forth in his confidentiality and non-competition agreement with us and to release us from any claims arising out of or connected with his employment with or separation from the Company.

  Conclusion

        The compensation committee believes that the compensation for our named executive officers for fiscal 2008 was appropriate in light of our financial performance.

Equity Incentive Plans

  2006 Stock Option Plan

        The 2006 Stock Option Plan, as amended on July 7, 2007 and on January 15, 2008, which we refer to in this prospectus as the "2006 Plan," is administered by our compensation committee. Discretion to grant options under the 2006 Plan rests with the compensation committee and options may be granted to our employees, officers, directors, consultants and advisors. Under the 2006 Plan, we may grant either non-qualified stock options (as defined in the Internal Revenue Code) or incentive stock options (as defined in the Internal Revenue Code) to purchase shares as defined under the Internal Revenue Code. In addition, the compensation committee may add specific terms and conditions to each option agreement, subject to the general terms and conditions of the 2006 Plan. The compensation committee, in its sole discretion, may determine the conditions upon which the options will vest and all other terms and conditions relating to the exercisability of the options, including any terms and conditions which may apply following termination of the optionholder's services to us or one of our subsidiaries. Subject to the provisions of the relevant option agreement and as otherwise determined by the compensation committee, any unexercised option shall immediately expire upon the first to occur of: (i) the tenth (or, in the case of a holder of 10% or more of the total combined voting power of all classes of our stock or any of our subsidiaries or affiliates, the fifth) anniversary of the grant date; or (ii) termination of the optionholder's service to us or one of our subsidiaries. The aggregate number of shares subject to options granted under the 2006 Plan may not exceed 630,000.

        The aggregate fair market value of shares of our common stock for which an incentive stock option is exercisable for the first time during any calendar year under all our equity incentive plans and our subsidiaries may not exceed $100,000. The price payable on the exercise of an option granted may not be less than: (i) the fair market value per share on the date the option is granted; or (ii) the nominal value per share, whichever is the higher.

        Optionholders do not have any voting or other rights as a stockholder of ours with respect to any shares issuable upon exercise of an option until exercise of the option and issuance of a certificate or certificates representing such shares. All options are exercisable only by the optionholder during their lifetime, following which, the vested options are transferable by will or by the laws of descent or distribution.

        In the event of a merger, consolidation or other form of reorganization involving GT Solar Incorporated, a sale or transfer of all or substantially all of its assets, or a tender or exchange offer made by any corporation, person or entity, the compensation committee may accelerate the exercisability of the options, cancel the portion of any option that has not become exercisable or permit or require optionholders to surrender their options for cash payments. In the event of a stock dividend, stock split or recapitalization or corporate reorganization in which we are a surviving corporation, the number or kinds of shares subject to the 2006 Plan or to any option previously granted, and the option price, shall be adjusted by the compensation committee.

        The compensation committee may amend, suspend or terminate the 2006 Plan in any manner, provided that no such action may be taken that would impair the rights of any existing optionholder with respect to any previously granted option without the optionholder's consent.

        The 2006 Plan terminates on December 30, 2015. Options granted prior to such date shall remain in effect until the exercise, surrender, cancellation or expiration in accordance with the 2006 Plan.

        In July 2006, we made option grants to executives, employees, directors and consultants. Following the reorganization of our holding structure on September 28, 2006, these options were for an aggregate of 195,840 shares of our common stock. Of these option grants, options with respect to 171,360 shares vest as follows: one quarter of the options vest on the first anniversary of the grant date, and 1/48 of the options vest at the end of each month during the subsequent three years; and options with respect to 24,480 shares vest as follows: one third of the options vest on the first anniversary of the grant date, and 1/36 of the options vest at the end of each month during the subsequent two years. Of these option grants, options to purchase 38,160 shares of our common stock were granted to three of our named executive officers. For more information on stock options granted to our named executive officers, please see "—Grants of Plan-Based Awards" below.

        In December 2007, we made option grants to executives, employees, directors and consultants. 1/4 of the options vest on the first anniversary of the grant date, and 1/48 of the options vest at the end of each month during the subsequent three years. Of these option grants, options to purchase 23,439 shares of our common stock were granted to Messrs. Zarrella, Ford and Keck. Options to purchase 25,000 shares of our common stock were granted to Mr. Woodbury when he joined our company on January 2, 2008. In addition, Mr. Woodbury was granted 5,000 shares of restricted stock on January 2, 2008 pursuant to a restricted stock agreement with us. One quarter of the shares of restricted stock vest on January 2, 2009, the first anniversary of the date of Mr. Woodbury's employment agreement, and 1/48 of the shares of restricted stock vest at the end of each month during the subsequent three years.

        Upon completion of this offering, all of the July 2006, December 2007 and January 2008 option grants will be exercisable to the extent that such options are vested as set forth above.

        As of March 31, 2008, the number of shares of our common stock issuable upon currently outstanding options was 384,267 at a weighted average exercise price of $65.56 per share.

  2008 Equity Incentive Plan

        General.    Prior to the completion of this offering, we intend to adopt the 2008 Equity Incentive Plan, which we refer to in this prospectus as the "2008 Plan." The 2008 Plan is intended to further our growth and profitability by increasing incentives and encouraging share ownership by our employees, directors and independent contractors.

        Administration.    The 2008 Plan will be administered by the compensation committee of our board of directors, or, if the compensation committee ceases to exist, by our board of directors. The compensation committee has the power to administer the 2008 Plan, including the power to determine which employees, directors and independent contractors are eligible to receive awards, adopt necessary procedures to permit participation in the 2008 Plan and make all decisions and determinations as necessary or advisable to administer the 2008 Plan. The compensation committee may delegate all or any part of its authority and powers under the 2008 Plan to one or more directors and/or officers.

        Participation.    Individuals eligible to participate include our employees, directors and independent contractors.

        Available Shares.    An aggregate of            shares of our common stock will be available for grants of awards under the 2008 Plan. The maximum number of shares of common stock that may be granted for incentive stock options is            . To the extent shares subject to an outstanding option or other award are not issued or delivered by reason of expiration, cancellation, forfeiture or other termination of the award, withholding of the shares for taxes or settlement of the award in cash, such shares shall again be available under the 2008 Plan.

        Option Grants.    Options granted under the 2008 Plan may include incentive stock options, non-qualified stock options or a combination thereof. An incentive stock option may only be granted to an employee and may not be granted more than ten years after the earlier of the adoption of the 2008 Plan by our board of directors, or the approval of the 2008 Plan by our stockholders. The exercise price per share for each option will be determined by the compensation committee except that the exercise price may not be less than 100% of the fair market value of a share of common stock on the grant date. In the case of the grant of any incentive stock option to an employee who, at the time of the grant, owns more than 10% of the total combined voting power of all of our classes of stock then outstanding, the exercise price may not be less than 110% of the fair market value of a share of common stock on the grant date.

        Expiration of Options.    Each option will terminate not later than the expiration date specified in the award agreement pertaining to such option. The expiration date of an option shall not be later than the tenth anniversary of the grant date. The expiration date of an incentive stock option granted to an employee who, at the time of the grant, owns more than 10% of the total combined voting power of all of our classes of stock then outstanding shall not be later than the fifth anniversary of the grant date.

        Restricted Stock.    Restricted stock is a grant of shares of our common stock that may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated prior to the end of a restricted period set by the compensation committee. A participant granted restricted stock generally has all of the rights of a stockholder, unless the compensation committee determines otherwise.

        Stock Appreciation Rights.    Stock appreciation rights, or SARs, entitle a participant to receive the amount by which the fair market value of a share of our common stock on the date of exercise exceeds the base price of the SAR. The compensation committee shall determine the terms and conditions of SARs except that the base price of an SAR shall not be less than 100% of fair market value of a share of our common stock on the grant date.

        Other Stock Awards.    The compensation committee may develop sub-plans or grant other equity based awards on such terms as it may determine. These awards may include awards designed to comply with or take advantage of applicable local laws of jurisdictions outside of the United States or dividend equivalent awards that entitle participants to receive an amount equal to the dividends that would have been paid during a specified period on the amount of shares specified in the award.

        Nontransferability and Withholding Taxes.    No award granted under the 2008 Plan may be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will and the laws of descent and distribution. However, a participant may transfer, without consideration, an award other than an incentive stock option to one or more members of his or her immediate family.

        We have the right and power to deduct or withhold an amount sufficient to satisfy any taxes which the compensation committee deems necessary to be withheld to comply with the Internal Revenue Code or other applicable law with respect to such award or the exercise thereof. The compensation committee may permit or require a participant to satisfy all or part of the tax withholding obligations in connection with an award by having us withhold otherwise deliverable shares of common stock, or by the participant delivering to us already-owned shares of common stock.

        Amendment/Termination of the 2008 Plan.    The board may amend, suspend or terminate the 2008 Plan at any time for any reason subject to any requirement of stockholder approval required by applicable law, except that stockholder approval is not required for an amendment to avoid the imposition of taxes under Section 409A of the Internal Revenue Code. Any amendment, suspension or termination of the 2008 Plan shall not materially adversely alter or impair the rights or obligations under any award granted to a participant without the consent of such participant. If not previously terminated by the board, the 2008 Plan shall terminate ten years after adoption by the board.

Compensation Tables

        We are generally required to provide information regarding the compensation earned during our most recently completed fiscal year by our principal executive officer, principal financial officer and our three other most highly compensated executives. In addition, we are required to provide information regarding the compensation earned during the most recently completed fiscal year for any persons who served us in the capacity of principal executive officer or principal financial officer at any point during the fiscal year. As a result, the following tables include our current chief executive officer and chief financial officer, as well as our three other most highly compensated executive officers for the last fiscal year. The tables also include information regarding our former chief financial officer, whose employment with us terminated on October 31, 2007. As discussed above in the "Compensation Discussion and Analysis" section, we refer to these individuals as our named executive officers.

  Summary Compensation Table

        The following table shows the compensation earned by our named executive officers during the fiscal years ended March 31, 2008 and March 31, 2007. The compensation consists of salary, cash bonus and, in some cases, option awards.

Name and Principal Position	Fiscal Year	Salary		Bonus		Stock Awards(1)		Option Awards(1)		Non-Equity Incentive Plan Compensation			Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation(2)		Total
Thomas M. Zarrella President and Chief Executive Officer	2008 2007	$ $	275,000 200,502	$	— 50,000	$ $	162,284 162,284		$30,530 —	$ $	349,250 115,359	(3) (4)	— —	$ $	7,112 20,518	$ $	824,176 548,663
Robert W. Woodbury, Jr. Chief Financial Officer(6)	2008		$72,500		—		$4,510		$74,213		$100,643	(3)	—		$—		$251,866
David W. Keck Vice President, Silicon Development(7)	2008 2007	$ $	190,008 178,123	$	— 110,000		— —	$ $	100,643 62,134	$ $	782,202 111,527	(5) (5)	— —	$ $	7,348 4,012	$ $	1,080,201 465,796
Jeffrey J. Ford Vice President, Asia(8)	2008 2007	$ $	248,188 135,962	$ $	25,000 50,000		— —	$ $	66,410 29,824	$ $	111,125 18,940	(3) (4)	— —	$ $	51,232 37,595	$ $	501,955 272,321
John (Rick) Tattersfield Vice President, Operations(9)	2008		$111,058		$25,000		—		$26,645		$72,406	(3)	—		$35,046		$270,155
Howard T. Smith Former Chief Financial Officer(10)	2008 2007	$ $	124,577 190,505		— —	$ $	(61,475 245,901)		— —	$	— 47,627	(4)	— —	$ $	645,880 14,417	$ $	708,982 498,450
Daniel F. Lyman Deputy General Counsel	2008 2007	$ $	148,476 130,375		— —		— —	$ $	56,828 39,766	$ $	57,145 24,447	(3) (4)	— —	$ $	3,485 1,904	$ $	265,934 196,492

(1)
Represents the dollar amount recognized for financial statement reporting purposes, except that no estimate of forfeitures is made.

(2)
For fiscal 2008, represents the amounts set forth in the table below. We maintain medical, dental, life and disability insurance plans for our employees, including our named executive officers. Amounts paid by us for the benefit of our named executive officers have not be included in the table because these plans do not discriminate in scope, terms or operation in favor of executive officers and are generally available to all salaried employees.

Name	401(k) Plan Match	Legal Services(a)	Housing Allowance(b)	Severance Payments(c)	Health Insurance(d)
Thomas M. Zarrella	$7,112	—	—	—	—
Robert W. Woodbury, Jr.	—	—	—	—	—
David W. Keck	3,485	—	—	—	—
Jeffrey J. Ford	7,347	—	$45,600	—	—
John (Rick) Tattersfield	2,019	—	20,610	—	$12,417
Howard T. Smith	3,727	$7,500	—	$634,653	—
Daniel F. Lyman	3,485	—	—	—	—

  (a)
  Represents legal fees paid by us on behalf of such named executive officer in connection with his separation.

  (b)
  Represents amount paid by us for an apartment maintained by Mr. Ford in China and an apartment rental for Mr. Tattersfield prior to his relocation. The amount for Mr. Ford's apartment has been converted from RMB to U.S. dollars using the average monthly exchange rates during fiscal 2008.

  (c)
  Represents amounts payable by us to Mr. Smith pursuant to his separation agreement, including $500,000 of severance, $4,837 of benefits continuation, $120,000 of tuition reimbursement and $9,816 of accrued and unpaid vacation. In connection with his separation, we agreed to reimburse Mr. Smith's tuition, up to a limit of $120,000, should he enroll in an Executive MBA program during the two-year period following his separation. Through March 31, 2008, we paid $30,740 of this amount.

  (d)
  Represents reimbursement for the cost of the monthly premium to maintain health insurance coverage under COBRA.

(3)
For fiscal 2008, represents amounts payable in June 2008 under our 2008 management incentive plan. The bonuses were equal to 254% of the target bonus for each named executive officer for fiscal 2008, based on our achievement of incentive EBITDA for fiscal 2008. See "—Compensation Discussion and Analysis—Compensation Components—Annual Cash Bonus Incentive." For fiscal 2007, represents bonuses paid to our named executive officers under our 2007 incentive compensation plan.

(4)
For fiscal 2007, represents amounts paid in November 2007 under our annual cash bonus plan for fiscal 2007.

(5)
For Mr. Keck, represents an annual cash bonus earned for orders we receive for polysilicon products and services.

(6)
Mr. Woodbury joined us in January 2008.

(7)
Mr. Keck joined us in April 2006. Amounts included for Mr. Keck under the "Bonus" column for fiscal 2007 reflect a relocation payment of $110,000 paid to him during fiscal 2007. Mr. Keck is required to reimburse us for such payment on a pro rata basis in the event he terminates his employment with us prior to the third anniversary of his hire date.

(8)
Mr. Ford joined us in June 2006. Amounts included for Mr. Ford under the "Bonus" column for fiscal 2008 reflect a retention bonus of $25,000 paid to him on the first anniversary of his date of hire. Amounts included for Mr. Ford under the "Bonus" column for fiscal 2007 reflect a signing bonus of $50,000 paid to him during fiscal 2007. Mr. Ford's salary includes supplemental wages paid by our subsidiary, GT Shanghai, of $73,187 for fiscal 2008. This amount has been converted from RMB to U.S. dollars using the average monthly exchange rates during fiscal 2008.

(9)
Mr. Tattersfield joined us in August 2007. Amounts included for Mr. Tattersfield in the "Bonus" column for fiscal 2008 reflect a signing bonus of $25,000 paid to him in fiscal 2008.

(10)
Mr. Smith's employment with us terminated on October 31, 2007. In connection with his separation, Mr. Smith received a severance payment of $500,000, which included amounts that would have been payable under the annual cash bonus plan.

  Grants of Plan-Based Awards

        During the fiscal year ended March 31, 2008, we granted plan-based awards to our named executive officers under the 2006 Stock Option Plan and in accordance with our 2008 management incentive plan. The following table provides information on each of these awards on a grant-by-grant basis. The ultimate value of these awards will depend on the price of our common stock on the applicable vesting dates. In each case, the grant date of the award is the same as the approval date.

All Other Option Awards: Number of Securities Underlying Options (#)
		Estimated Future Payouts Under Non-Equity Incentive Plan			All Other Stock Awards: Number of Shares of Stock (#)				Grant Date Fair Value of Stock and Option Awards ($)(1)
Exercise or Base Price of Option Awards ($/Sh)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)
Thomas M. Zarrella	N/A 12/22/07	— —	$137,500 —	$412,500 —	— —	— 9,359	$	— 95.86	$	— 454,286
Robert W. Woodbury, Jr.	N/A 1/2/08 1/2/08	— — —	$162,500 — —	$487,500 — —	— — 5,000	— 25,000 —	$	— 95.86 —	$ $	— 1,213,500 479,300
David W. Keck(2)	N/A 12/22/07	— —	— —	$1,310,000 —	— —	— 5,912	$	— 95.86	$	— 286,968
Jeffrey J. Ford	N/A 12/22/07	— —	$43,750 —	$131,250 —	— —	8,168		$95.86		$396,475
John (Rick) Tattersfield	N/A	—	$43,750	$131,250	—	8,168		$95.86		$396,475
Howard T. Smith(3)	N/A	—	—	—	—	—		—		—
Daniel F. Lyman	N/A 12/22/07	— —	$22,500 —	$67,500 —	— —	— 1,167	$	— 95.86	$	— 56,696

(1)
Represents the grant-date fair value of stock and option awards as computed under SFAS No. 123(R).

(2)
Mr. Keck's annual cash bonus is based on a commission that is earned for orders we receive for polysilicon products and services. Amount reflected in the table under the "Maximum" column represents the maximum amount payable to Mr. Keck under his bonus arrangement.

(3)
Mr. Smith's participation in our 2008 management incentive plan terminated upon his separation.

  Outstanding Equity Awards at Fiscal Year-End

        The following table provides information on each of the awards granted to our named executive officers that were outstanding as of March 31, 2008.

	Option Awards							Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)		Option Expiration Date	Number of Shares of Stock That Have Not Vested (#)		Market Value of Shares of Stock That Have Not Vested $
Thomas M. Zarrella	— —	9,359 —	(1)	— —		$95.86 —	12/22/17 —	—	(2)		—	(2)
Robert W. Woodbury, Jr.	— —	25,000 —	(1)	— —		$95.86 —	1/2/18 —	— 5,000 —	(3)	$	— 825,900 —	(3)
David W. Keck	10,000 —	8,000 5,912	(1) (1)	— —	$ $	28.14 95.86	7/07/16 12/22/17	— —			— —
Jeffrey J. Ford	3,000 600 —	4,200 840 8,168	(1) (1) (1)	— — —	$ $ $	28.14 28.14 95.86	7/07/16 7/27/16 12/22/17	— — —			— — —
John (Rick) Tattersfield	—	8,168	(1)	—		$95.86	12/22/17	—			—
Howard T. Smith	—	—		—		—	—	—	(2)		—	(2)
Daniel F. Lyman	4,800 —	6,720 1,167	(1) (1)	— —	$ $	28.14 95.86	7/7/16 12/22/17	— —			— —

(1)
Options to purchase 9,359 shares of our common stock were granted to Mr. Zarrella on December 22, 2007, of which 1/4 vest on December 22, 2008, the first anniversary of the date of grant, and 1/48 vest each month subsequent to December 22, 2008.

Options to purchase 25,000 shares of our common stock were granted to Mr. Woodbury on January 2, 2008, of which 1/4 vest on January 2, 2009, the first anniversary of the date of grant, and 1/48 vest each month subsequent to January 2, 2009.

Options to purchase 18,000 shares of our common stock were granted to Mr. Keck on July 7, 2006, of which 1/3 vested on July 7, 2007, the first anniversary of the date of grant, and 1/36 vest each month subsequent to July 7, 2007. Options to purchase 5,912 shares of our common stock were granted to Mr. Keck on December 22, 2007, of which 1/4 vest on December 22, 2008, the first anniversary of the date of grant, and 1/48 vest each month subsequent to December 22, 2008.

Options to purchase 7,200 shares of our common stock were granted to Mr. Ford on July 7, 2006, of which 1/4 vested on July 7, 2007, the first anniversary of the date of grant, and 1/48 vest each month subsequent to July 7, 2007. Options to purchase 1,440 shares of our common stock were granted to Mr. Ford on July 27, 2006, of which 1/4 vested on July 27, 2007, the first anniversary of the date of grant, and 1/48 vest each month subsequent to July 27, 2007. Options to purchase 8,168 shares of our common stock were granted to Mr. Ford on December 22, 2007, of which 1/4 vest on December 22, 2008, the first anniversary of the date of grant, and 1/48 vest each month subsequent to December 22, 2008.

Options to purchase 8,168 shares of our common stock were granted to Mr. Tattersfield on December 22, 2007, of which 1/4 vest on December 22, 2008, the first anniversary of the date of grant, and 1/48 vest each month subsequent to December 22, 2008.

Options to purchase 11,520 shares of our common stock were granted to Mr. Lyman on July 7, 2006, of which 1/4 vested on July 7, 2007, the first anniversary of the date of grant, and 1/48 vest each month subsequent to July 7, 2007. Options to purchase 1,167 shares of our common stock were granted to Mr. Lyman on December 22, 2007, of which 1/4 vest on December 22, 2008, the first anniversary of the date of grant, and 1/48 vest each month subsequent to December 22, 2008.

(2)
In conjunction with the Acquisition, Class B and Class C shares of GT Solar Holdings, LLC were issued to Mr. Zarrella and Class B and Class D shares of GT Solar Holdings, LLC were issued to Mr. Smith as incentive compensation. A portion of these shares are subject to vesting over three- and four-year periods. As a result of these ownership interests, Messrs. Zarrella and Smith are entitled to participate in distributions of GT Solar Holdings, LLC.

(3)
The awards shown vest as follows: one quarter of the shares vest on January 2, 2009, the first anniversary of the date of Mr. Woodbury's employment agreement, and 1/48 of the shares of restricted stock vest at the end of each month subsequent to January 2, 2009.

  Option Exercises and Stock Vested

        None of our named executive officers exercised any options to purchase shares of common stock or acquired any shares of common stock on vesting of restricted stock during our fiscal year ended March 31, 2008.

  Pension Benefits

        We do not sponsor or maintain any pension plans.

  Non-Qualified Deferred Compensation

        We have not adopted any non-qualified defined contribution plans or other deferred compensation plans.

Employment Agreements and Severance Arrangements

  Employment Agreements

        The following information summarizes the employment agreements for our named executive officers and severance arrangements with one of our former named executive officers.

        Thomas M. Zarrella.    Under Mr. Zarrella's employment agreement, Mr. Zarrella is entitled to an annual base salary of at least $275,000, as well as participation in our annual bonus plan, health, medical, dental and long-term disability insurance programs, 401(k) participation, eligibility for any long-term incentive plans applicable to senior management, three weeks' paid vacation, and any other benefits generally available to senior management, subject to certain restrictions. In the event of termination by us without "Cause" (as defined in the employment agreement) or by Mr. Zarrella for "Good Reason" (as defined in the employment agreement), Mr. Zarrella would be entitled to twelve months of base salary, health, medical and dental insurance benefits following such termination, subject to certain restrictions, and accrued and unpaid bonus for the year prior to the year in which termination occurs.

        Daniel F. Lyman.    Under Mr. Lyman's employment agreement, Mr. Lyman is entitled to an annual base salary of at least $150,000 and participation in our annual bonus plan, long-term disability insurance, 401(k) participation, eligibility for any long-term incentive plans applicable to senior management (as determined by the Chief Executive Officer), three weeks' paid vacation, and any other benefits generally available to senior management (except for medical), subject to certain restrictions. In the event of termination by us without "Cause" (as defined in the employment agreement) or by Mr. Lyman for "Good Reason" (as defined in the employment agreement), Mr. Lyman would be entitled to twelve months of base salary, health, medical and dental insurance benefits following such termination, subject to certain restrictions, and accrued and unpaid bonus for the year prior to the year in which termination occurs.

        David W. Keck.    Under Mr. Keck's employment agreement, Mr. Keck is entitled to an annual base salary of $190,000 and participation in our health, medical, dental and long-term disability insurance programs, 401(k) participation, eligibility for any long-term incentive plans applicable to senior management at the discretion of the board of directors, three weeks' paid vacation, and any other benefits available to employees on terms generally available to senior management. Mr. Keck is also entitled to a commission based on orders we receive for polysilicon products and services. With respect to each order for which a commission is earned, a commission is paid as follows: 15% of Mr. Keck's commission is paid when a deposit is received, 45% is paid when a shipment payment is received and 40% is paid when a final payment is received. Pursuant to his employment agreement, Mr. Keck received a $110,000 relocation payment, which he is required to repay to us on a pro rata basis in the event that he terminates his employment with us prior to the third anniversary of his hire date. In the event of termination by us without "Cause" (as defined in the employment agreement) or by Mr. Keck for "Good Reason" (as defined in the employment agreement), Mr. Keck would be entitled to twelve months of base salary, health, medical and dental insurance benefits following such termination, subject to certain restrictions, and accrued and unpaid salary, bonus and benefits for the year prior to the year in which termination occurs.

        Jeffrey J. Ford.    Under Mr. Ford's employment agreement, Mr. Ford is entitled to an annual base salary of at least $175,000 and participation in our annual bonus plan, health, medical, dental and long-term disability insurance programs, 401(k) participation, eligibility for any long-term incentive plans applicable to senior management at the discretion of the board of directors, three weeks' paid vacation, and any other benefits available to employees on terms generally available to senior management. Mr. Ford received a $50,000 cash bonus upon the commencement of his employment with us and is also entitled to receive a $25,000 "stay" bonus on the first and second anniversary of his employment date. Mr. Ford also receives reimbursement for certain reasonable expenses with respect to travel and transportation and his placement in China. In the event of termination by us without "Cause" (as defined in the employment agreement) or by Mr. Ford for "Good Reason" (as defined in the employment agreement), Mr. Ford would be entitled to twelve months of base salary, health, medical and dental insurance benefits following such termination, subject to certain restrictions, and accrued and unpaid salary, bonus and benefits for the year prior to the year in which termination occurs.

        Robert W. Woodbury.    Under Mr. Woodbury's employment agreement, Mr. Woodbury is entitled to an annual base salary of $325,000, participation in our Management Incentive Program, three weeks' paid vacation and other benefits generally available to our senior executive employees, subject to certain limitations. The employment agreement also provides that Mr. Woodbury is entitled to receive 5,000 shares of restricted stock and an option to purchase 25,000 shares of our common stock. In the event of termination by us without "Cause" (as defined in the employment agreement) or by Mr. Woodbury for "Good Reason" (as defined in the employment agreement), Mr. Woodbury would be entitled to twelve months of base salary and health benefits following such termination, subject to certain restrictions.

        John (Rick) Tattersfield.    Under Mr. Tattersfield's employment agreement, Mr. Tattersfield is entitled to an annual base salary of $175,000, participation in our Management Incentive Program, three weeks' paid vacation and other benefits generally available to our senior executive employees, subject to certain limitations. Mr. Tattersfield will be entitled to a lump-sum retention bonus of $31,250 on each of the four anniversaries of the date of the employment agreement. In addition, Mr. Tattersfield is entitled to receive the cost of the monthly premium up to $1,800 to maintain health insurance coverage under COBRA for a period of 18 months from the date of the employment agreement, and up to $1,200 a month to lease an apartment near our headquarters. In the event of termination by us without "Cause" (as defined in the employment agreement) or by Mr. Tattersfield for "Good Reason" (as defined in the employment agreement), Mr. Tattersfield would be entitled to twelve months of base salary and health benefits following such termination, a pro rata potion of his bonus under the Management Incentive Program and a pro rata portion of his retention bonus, subject to certain restrictions.

        Howard Smith.    In connection with the separation of our former chief financial officer, Mr. Smith, on October 31, 2007, we agreed to provide Mr. Smith with a severance payment of $500,000. In addition, we agreed to reimburse Mr. Smith's legal fees in connection with his separation, reimburse his tuition, up to a limit of $120,000, should he enroll in an Executive MBA program during the two-year period following his separation, and provide health insurance benefits during the 30 months following his separation, subject to certain restrictions, including Mr. Smith's continued compliance with the Confidentiality and Non-Competition Agreement that we entered into with Mr. Smith on December 30, 2005. Pursuant to the Confidentiality and Non-Competition Agreement, Mr. Smith agreed that he will not, during the period ending on the later of (i) the second anniversary of the Confidentiality and Non-Competition Agreement or (ii) the first anniversary of the date of termination of his employment with us, participate in any business anywhere in the world which engages or which proposes to engage in the manufacture, design, assembly and sale of capital equipment and related services for the solar power industries or any other business conducted by us prior to his termination. In connection with this separation, Mr. Smith signed a General Release with us, releasing and discharging us from further obligations or liabilities regarding his separation from our company, subject to certain limitations.

  Potential Payments Upon Termination

        In accordance with the employment agreements described above, our named executive officers may receive certain benefits upon the termination of their employment with us. Mr. Smith would not be entitled to receive any benefits other than as described in the section above, which discusses our agreement with him in connection with his separation. As defined in each named executive officer's employment agreement, the different types of termination are:

  1.
  termination by us for Cause;

  2.
  termination by us without Cause;

  3.
  termination by the named executive officer for Good Reason;

  4.
  termination by the named executive officer other than for Good Reason;

  5.
  termination as a result of Disability; and

  6.
  termination as a result of Death.

        Earned Pay.    If a named executive officer either (1) is terminated for Cause or (2) terminates his or her employment other than for Good Reason, then the named executive officer forfeits any earned, but unpaid, bonus amounts for the year prior to the year in which the termination takes place. Under each of the other termination scenarios, the named executive officer would still be entitled to receive any remaining unpaid portions of bonuses earned in the year prior to the year in which the termination takes place. Under all of the termination scenarios, the named executive officers would remain entitled to any unpaid, but earned portions of salary and benefits up until the time of termination.

        Unvested Equity Awards.    Under each of the termination scenarios, the named executive officers would receive the same vesting treatment of equity awards as defined by the terms of the award agreements. Thus, depending on the terms of the equity award agreements for the awards granted to each of the named executive officers, certain of the named executive officers may be entitled to accelerated vesting of certain equity awards if called for by the terms of the award agreements. Presently, however, the equity award agreements for awards granted to our named executive officers do not provide for accelerated vesting upon termination of employment. Therefore, there is no incremental benefit associated with these awards at termination. Also, in accordance with the terms of the named executive officers' employment agreements, if a named executive officer is terminated for Cause, he or she forfeits all unvested equity awards.

        Incremental Benefits.    In connection with either (1) termination by us for Cause or (2) termination by the named executive officer for Good Reason, the named executive officer would receive benefits equal to one year's salary and a continuation of benefits for the period of one year. In connection with termination of employment as a result of disability or death, the named executive officer would be entitled to receive a bonus payment at target for the year in which the termination takes places, prorated by the portion of the year elapsed until the termination date.

        The following table shows the incremental benefits that would be received by the named executive officers under the various termination scenarios if their termination had occurred on March 31, 2008.

	For Cause	Without Cause or For Good Reason			Death or Disability	Change in Control and Termination Without Cause Within Twelve Months
Name	Total(1)	1 Year Salary	1 Year Continued Benefits	Total	Total(2)	Total
Thomas M. Zarrella	$(897,154)	$275,000	$14,423	$289,423	$137,500	—
Robert W. Woodbury, Jr.	(2,396,500)	325,000	22,398	347,398	36,250	$206,475	(3)
David W. Keck	(1,073,244)	190,000	26,002	216,002	88,650	—
Jeffrey J. Ford	(985,592)	175,000	21,307	196,307	43,750	—
John (Rick) Tattersfield	(782,984)	175,000	11,509	186,509	27,764	—
Daniel F. Lyman	(436,041)	150,000	5,075	155,075	22,271	—

(1)
Represents the forfeiture of equity awards. Amounts set forth in the table reflect the grant-date fair value of option awards under SFAS 123(R).

(2)
Represents earned but unpaid bonus for the fiscal year ended March 31, 2008. The amount set forth in the table reflects 100% of the target bonus because this table assumes that the named executive officers were terminated as of the last day of the fiscal year and we had not yet determined the amount of the bonuses payable to our named executive officers under the annual cash bonus plan for the fiscal year ended March 31, 2008.

(3)
Represents the vesting of one quarter of Mr. Woodbury's restricted stock awards in accordance with the terms of his restricted stock agreement.

        In connection with the separation of our former chief financial officer, Mr. Smith, on October 31, 2007, we paid Mr. Smith a severance payment of $500,000, benefits continuation of $4,837 and accrued and unpaid vacation of $9,816. In addition, we reimbursed him for $7,500 in legal fees incurred in connection with his separation. In addition, we agreed pay for Mr. Smith's tuition should he enroll in an Executive MBA program during the two-year period following his separation, up to a maximum reimbursement of $120,000, and provide health insurance benefits during the 30 months following his separation. Through March 31, 2008, we paid Mr. Smith $30,740 of tuition reimbursement.

Director Compensation

        We anticipate that upon the closing of this offering, directors who are also our employees or affiliated with GFI will receive no compensation for serving as directors. Our non-employee director who is not affiliated with GFI receives fees pursuant to the board service fee schedule. The board service fee schedule provides for an annual member fee of $30,000, an annual fee for service on the audit committee of $7,500, plus $7,500 of annual supplemental fees prior to this offering, an annual fee for service on the compensation committee of $5,000, plus $5,000 of annual supplemental fees prior to this offering, and an annual fee for service on the governance and nominating committee of $5,000, plus $5,000 of annual supplemental fees prior to the offering. The board service fee schedule provides for the following fees (instead of, and not in addition to, the committee membership fees noted above) for any chairs of the committees who are not our employees or affiliated with GFI: the chair of the audit committee receives an annual fee of $15,000, plus $15,000 of annual supplemental fees prior to this offering, the chair of the compensation committee receives an annual fee of $10,000, plus $10,000 of annual supplemental fees prior to this offering, and the chair of the governance and nominating committee receives an annual fee of $10,000, plus $10,000 of annual supplemental fees prior to this offering. The annual maximum fee for board service is $75,000. Following this offering, non-employee directors will continue to receive compensation pursuant to the board service fee schedule, as may be adjusted from time to time. We also expect to reimburse all directors for reasonable out-of-pocket expenses they incur in connection with their service as directors. Our directors will also be eligible to receive stock options and other equity-based awards when, as and if determined by the compensation committee, pursuant to the terms of our 2006 Plan.

        The following table summarizes compensation paid to our non-employee directors in the fiscal year ended March 31, 2008.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
J. Bradford Forth	—	—	—	—	—	—	—
Ernest L. Godshalk	$75,000	—	$324,590	—	—	—	$399,590
Richard K. Landers	—	—	—	—	—	—	—

(1)
Represents the dollar value amount recognized for financial statement reporting purposes with respect to the fiscal year ended March 31, 2008, under SFAS No. 123(R), except that no estimate of forfeitures is made. On December 21, 2007, Mr. Godshalk was granted an option to purchase 2,188 shares of our common stock at an exercise price of $95.86 per share. The grant date fair value of these options calculated in accordance with SFAS No. 123(R) was $112,507. On July 27, 2006, Mr. Godshalk was granted an option to purchase 11,520 shares of our common stock at an exercise price of $28.14 per share. As of March 31, 2008, Mr. Godshalk held options to purchase an aggregate of 13,708 shares of our common stock. All of these options vest if Mr. Godshalk is removed from our board of directors within one year following a change of control.

        All of our directors are reimbursed for out-of-pocket expenses incurred in connection with attending all board and other committee meetings.

Protection of Trade Secrets, Nonsolicitation and Confidentiality Agreements

        Our intellectual property strategy is focused on developing and protecting proprietary know-how and trade secrets, which are maintained through employee and third-party confidentiality agreements and physical security measures. We have a formalized intellectual property process which requires a quarterly review of intellectual property management from technical, marketing and legal perspectives. Our personnel, including our research and development personnel, enter into confidentiality and non-disclosure agreements and non-competition agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs and technologies they develop during the course of their employment with us. We also generally require our customers and business partners to enter into confidentiality agreements before we discloses any sensitive aspects of our technology or business plans.

Director and Officer Indemnification and Limitation on Liability

        Our certificate of incorporation provides that, to the fullest extent permitted by the Delaware General Corporation Law and except as otherwise provided in our by-laws, none of our directors shall be liable to us or our stockholders for monetary damages for a breach of fiduciary duty. In addition, our certificate of incorporation provides for indemnification of any person who was or is made, or threatened to be made, a party to any action, suit or other proceeding, whether criminal, civil, administrative or investigative, because of his or her status as a director or officer of GT Solar, or service as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise at our request to the fullest extent authorized under the Delaware General Corporation Law against all expenses, liabilities and losses reasonably incurred by such person. Further, our certificate of incorporation provides that we may purchase and maintain insurance on our own behalf and on behalf of any other person who is or was a director, officer or agent of GT Solar or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

PRINCIPAL AND SELLING STOCKHOLDERS

Beneficial Ownership

        The table below sets forth information with respect to the beneficial ownership of our common stock by:

  •
  each person or entity known by us to beneficially own five percent or more of our common stock;

  •
  each of our directors and named executive officers; and

  •
  all of our directors and executive officers as a group.

        The following table lists the number of shares and percentage of shares beneficially owned based on            shares of common stock outstanding as of March 1, 2008, and as adjusted to reflect the sale by the selling stockholders in this offering, assuming no exercise of the underwriters' over allotment option. The information set forth below gives effect to a             -to-one stock split to be effected prior to the completion of this offering, based on an assumed initial public offering price of $    per share, which is the mid-point of the range set forth on the cover page of this prospectus. Any increase or decrease in the initial public offering price as compared to the assumed initial public offering price will change the relative ownership percentages of such members, but will not change the aggregate number of shares outstanding immediately following the completion of this offering.

        Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held. Shares of our common stock subject to options currently exercisable or exercisable within 60 days of March 1, 2008, are deemed outstanding and beneficially owned by the person holding such options for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, and subject to applicable community property laws, the persons or entities named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

Shares of Our Common Stock Beneficially Owned Prior to the Offering
Shares of Our Common Stock Beneficially Owned After the Offering
Shares of Our Common Stock Being Sold in the Offering
Name
	Number	Percentage		Number	Percentage
Five Percent Stockholders:
GT Solar Holdings, LLC(1)
Directors and Executive Officers:
J. Bradford Forth(2)
Ernest L. Godshalk
Richard K. Landers(3)
Thomas M. Zarrella
Robert W. Woodbury, Jr.
David W. Keck
Jeffrey J. Ford
John (Rick) Tattersfield
Howard T. Smith
Daniel F. Lyman
All directors and executive officers as a group (9 persons)

*
Denotes less than one percent.

(1)
OCM/GFI Power Opportunities Fund II, L.P., or the "Main Fund," and OCM/GFI Power Opportunities Fund II (Cayman), L.P., or the "Cayman Fund," are the managing members of GT Solar Holdings, LLC. We refer to the Main Fund and the Cayman Fund, collectively, as the "OCM/GFI Funds." Each of GFI Energy Ventures, LLC, or "GFI," and Oaktree Capital Management, LLC, or "OCM," is an ultimate general partner of each of the OCM/GFI Funds. As a result, each of the OCM/GFI Funds, GFI and OCM may be deemed to have beneficial ownership of the shares owned by GT Solar Holdings, LLC. Voting and investment power with respect to securities owned by the OCM/GFI Funds is exercised by a four-person committee, composed of two representatives of GFI (any of Messrs. Lawrence D. Gilson, Richard K. Landers, Ian A. Schapiro and Andrew G. Osler) and two representatives of OCM (Messrs. Stephen A. Kaplan and Michael P. Harmon). The OCM/GFI Funds, GFI and OCM expressly disclaim beneficial ownership of the shares held by GT Solar Holdings, LLC, except to the extent of their respective pecuniary interests therein. The address for each of GT Solar Holdings, LLC, GFI, the OCM/GFI Funds and Messrs. Landers and Forth is c/o GFI Energy Ventures LLC, 11611 San Vicente Blvd., Suite 710, Los Angeles, California 90049. The address for OCM is 333 South Grand Avenue, 28th floor, Los Angeles, California 90071.

(2)
By virtue of being a partner of GFI, Mr. Forth may be deemed to have or share beneficial ownership of shares beneficially owned by GFI. Mr. Forth expressly disclaims beneficial ownership of such shares, except to the extent of his direct pecuniary interest therein. Mr. Forth also expressly disclaims beneficial ownership of any shares held by the OCM/GFI Funds or GT Solar Holdings, LLC, except to the extent of his pecuniary interest therein. See Note 1.

(3)
By virtue of being a founding partner of GFI, Mr. Landers may be deemed to have or share beneficial ownership of shares beneficially owned by GFI. Mr. Landers expressly disclaims beneficial ownership of such shares except to the extent of his direct pecuniary interest therein. Mr. Landers also expressly disclaims beneficial ownership of any shares held by the OCM/GFI Funds or GT Solar Holdings, LLC, except to the extent of his pecuniary interest therein. See Note 1.

Material Relationships with Selling Stockholders

        See "Certain Relationships and Related Transactions" for a description of other material relationships between us and the selling stockholders.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Acquisition by GT Solar Holdings, LLC

        Effective January 1, 2006, GT Solar Incorporated (formerly known as GT Equipment Technologies, Inc.), was acquired by GT Solar Holdings, LLC, or "Holdings." The Acquisition was effected through the merger of Glow Merger Corporation, a newly formed wholly owned subsidiary of Holdings, with and into GT Solar Incorporated, with GT Solar Incorporated being the surviving corporation. In connection with the merger, each of the existing stockholders of GT Solar Incorporated (other than the rollover stockholders named below) received $106.94 per share on account of their common stock. Certain of the existing stockholders of GT Solar Incorporated reinvested a portion of the proceeds they would have otherwise received in the merger by receiving Class A shares of Holdings.

        The table below sets forth for each rollover stockholder the dollar amount of equity value reinvested into Class A shares, the number of Class A shares received on account of such investment and the aggregate value of such Class A shares (based on an assumed initial public offering price of $                  per share, which is the mid-point of the range set forth on the cover page of this prospectus).

Rollover Stockholder	Aggregate Equity Value Reinvested	Aggregate Number of Class A Shares	Aggregate Value of Class A Shares
Kedar P. Gupta.	$6,924,472	1,021,866.2
Jonathan A. Talbott.	2,256,578	333,010.4
Thomas M. Zarrella	1,175,662	173,496.2
RBC Energy Fund Investments, LP	5,000,000	737,865.8

        At the time of the Acquisition, each of Messrs. Gupta, Talbott and Zarrella served as an executive officer of GT Solar Incorporated. In addition, each of Messrs. Gupta, Talbott and RBC Energy Fund Investments, LP owned greater than 10% of the outstanding capital stock of GT Solar Incorporated.

        In connection with the Acquisition, GT Solar Incorporated issued a senior secured promissory note in favor of certain shareholders of Holdings in the aggregate amount of $15.0 million. The proceeds from the issuance of the promissory note were used to fund part of the consideration in the Acquisition. The terms of this note provided for monthly payments of interest at the LIBOR rate plus 3.25%, and for full payment of the principal amount upon the maturity date of April 30, 2006. The lenders under this note were OCM/GFI Power Opportunities Fund II, L.P. (the "Main Fund") (88.8%) and OCM/GFI Power Opportunities Fund II (Cayman), L.P. (the "Cayman Fund") (11.1%).

        The following chart illustrates our corporate structure as of January 1, 2006 after giving effect to the Acquisition:

Reorganization Merger

        The issuer of the common stock in this offering, GT Solar International, Inc., was originally incorporated on September 27, 2006 as a wholly owned, direct subsidiary of Holdings. On September 28, 2006, the GT Solar International, Inc. entered into the Agreement and Plan of Merger with GT Solar Incorporated and GT Solar Merger Corp., a newly formed wholly owned subsidiary of GT Solar International, Inc., pursuant to which GT Solar Merger Corp. was merged with and into GT Solar Incorporated, with GT Solar Incorporated continuing as the surviving corporation in the merger (the "Reorganization Merger"). In the Reorganization Merger, each outstanding share of common stock of GT Solar Incorporated was converted into one share of common stock of GT Solar International, Inc., and each outstanding option to acquire a share of common stock of GT Solar Incorporated was converted into an option to acquire one share of common stock of GT Solar International, Inc. As a result of the Reorganization Merger, GT Solar International, Inc. issued 8,370,000 shares of common stock. Immediately following, and as a result of, the Reorganization Merger, GT Solar Incorporated became a wholly owned, direct subsidiary of the GT Solar International, Inc. GT Solar International, Inc. is a direct subsidiary of Holdings. The Reorganization Merger was effected to facilitate a proposed admission for trading of the common stock of GT International on the AIM, a market operated by the London Stock Exchange. The proposed admission was abandoned in November 2006.

        The following chart illustrates our current corporate structure which gives effect to the Reorganization Merger.

Letter of Credit Facility

        On December 29, 2005, GT Solar Holdings, LLC's majority shareholder began to issue letters of credit on behalf of GT Solar in favor of third parties. The first of these letters of credit was issued to backstop letters of credit issued by us under a credit facility we had prior to the Acquisition. The remaining letters of credit were for the specific purpose of satisfying our contractual obligations to our customers. The last of these letters of credit expired on January 9, 2007.

Senior Secured Exchangeable Promissory Note

        On April 1, 2006, GT Solar Incorporated (formerly known as GT Equipment Technologies, Inc.) issued a promissory note, in the initial nominal amount of $15.0 million, in favor of the Main Fund, Kedar P. Gupta, Thomas M. Zarrella and each of the other Class A shareholders of GT Solar Holdings, LLC. The note was guaranteed by the issuer's parent company, GT Solar Holdings, LLC, and the issuer's wholly-owned subsidiary, GT Equipment Holdings, Inc., and was secured by the assets and undertakings of GT Solar Incorporated, GT Solar Holdings, LLC and GT Equipment Holdings, Inc. The note accrued interest at 14% per annum, with a minimum of 8% payable in cash. The note had a scheduled maturity of September 15, 2008. The net proceeds from the issuance of this note were used to repay the senior secured promissory note of $15.0 million that was issued in connection with the Acquisition, and was otherwise schedule to mature on April 30, 2006. The original note was issued by Glow Merger Corporation, which was merged with and into GT Solar Incorporated, with GT Solar Incorporated being the surviving corporation. In connection with the repayment of the original note, the Main Fund and the Cayman Fund received approximately $3.6 million and $0.5 million, respectively. Upon the election of the holders of two-thirds of the then outstanding nominal amount of the note, the note was exchangeable for Class A shares in GT Solar Holdings, LLC pursuant to an associated Exchange Agreement by and among GT Solar Holdings, LLC, GT Solar Incorporated and the lenders under the note. We repaid this note in full on April 23, 2007, using cash from operations and terminated the Exchange Agreement.

Registration Rights Agreement

        Pursuant to the Registration Rights Agreement, by and among GT Solar Incorporated, GT Solar Holdings, LLC, OCM/GFI Power Opportunities Fund II, L.P. and the other shareholders of GT Solar Holdings, LLC, the holders of a majority of the shares issued to OCM/GFI Power Opportunities Fund II, L.P. in respect of its shareholdings in GT Solar Holdings, LLC, have the right, on either a certain number or an unlimited number of occasions depending on the form of registration to be used, to demand that we register shares of our common stock under the Securities Act, subject to certain limitations. In addition, those holders that hold 5% or more of the shares of our common stock are entitled to piggyback registration rights with respect to the registration of the shares of our common stock. In the event that we propose to register any shares under the Securities Act either for our account or for the account of any of our stockholders, the holders of shares of our common stock having piggyback registration rights are entitled to receive notice of such registration and to include additional shares of our common stock in any such registration, subject to certain limitations.

        These registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares of our common stock held by such stockholders to be included in such registration. We are generally required to bear all expenses of such registration (other than underwriting discounts and commissions). Registration of any of the shares of our common stock held by stockholders with registration rights would result in such shares becoming freely tradable without restriction under the Securities Act during any period other than that commencing seven days before the effective date of such registration and ending 180 days thereafter.

Transactions with Related Companies

        We held a 10% equity ownership interest in GT Global, LLC through January 2007. GT Global, LLC is an international trading company established to supply equipment and parts to Yingli Group Co., Ltd. During the fiscal year ended March 31, 2006 (combined), we sold spare parts for our DSS furnaces to GT Global, LLC totaling approximately $88,000. We transferred our interest in GT Global, LLC to a nominee of Yingli Group Co., Ltd. for no consideration based on our determination that our interests in the entity had no value. We believe that all transactions with GT Global, LLC were executed on an arms-length basis.

        We had previously invested $1,500,000 in SC Fluids, Inc., a company partially owned by Dr. Kedar P. Gupta who also served as their Chairman of the Board. After making our investment, we had provided, for a fee, periodic administrative and accounting support services. During the fiscal year ended March 31, 2005, we provided such services to SC Fluids, Inc., for which we earned approximately $228,000. During the fiscal year ended March 31, 2005, we learned that SC Fluids, Inc. was not able to obtain needed financing and had defaulted on its debt obligations. At that time, we determined that all amounts due from SC Fluids, Inc. were uncollectible and we wrote off the entire balance due of $161,000. We also wrote off our investment of $1,500,000 in SC Fluids, Inc. at this time. During the fiscal year ended March 31, 2005, SC Fluids, Inc. ceased operations with no amounts distributed to shareholders.

        During the period from January 1, 2006 to October 31, 2007, our Chief Financial Officer was Mr. Howard T. Smith. Prior to joining us, Mr. Smith was engaged by us as a consultant through the firm of Chartworth LLC, or Chartworth, which was 27.5% owned by Mr. Smith. The fees to Chartworth from May 1, 2005 to December 31, 2005 amounted to approximately $190,000 and were for the services of both Mr. Smith and for Mr. Paul Beaulieu who owns 25% of Chartworth. The fees to Chartworth subsequent to January 1, 2006 amounted to approximately $151,000 and were for services performed by Mr. Beaulieu who in turn joined us as a vice president on March 5, 2007.

Retirement Agreement with Kedar P. Gupta

        In connection with the retirement of our former chief executive officer, Dr. Kedar P. Gupta on December 31, 2006, we agreed to provide Dr. Gupta with twenty-four (24) months of continued compensation, including base salary and health, welfare and fringe benefits, subject to offset by amounts received by Dr. Gupta as salary in the event he gains subsequent employment elsewhere. Pursuant to a Confidentiality and Non-Competition Agreement that we entered into with Dr. Gupta on December 31, 2005, Dr. Gupta agreed that he will not, during the period ending on the later of (i) the third anniversary of the Confidentiality and Non-Competition Agreement and (ii) the second anniversary of the date of termination of his employment with us, participate in any business anywhere in the world which engages or which proposes to engage in the manufacture, design, assembly and sale of capital equipment and related services for the solar power industries or any other business conducted by us prior to his termination. In connection with Dr. Gupta's retirement, we agreed to consider waiving specific aspects of his Confidentiality and Non-Competition Agreement with us and potentially license certain technologies to Dr. Gupta on terms we consider commercially reasonable. In addition, we agreed to, at Dr. Gupta's request and on reasonable commercial terms to be negotiated in good faith, sublicense to Dr. Gupta certain of the technology licensed by us from the National Renewable Energy Laboratory and waive certain provisions of his Confidentiality and Non-Competition Agreement to the extent necessary to permit Dr. Gupta to pursue projects related to reflectometers, which are instruments for measuring the reflectance of a surface. In connection with his retirement, Dr. Gupta signed a general release on December 21, 2006, releasing and discharging us from further obligations or liabilities arising out of or connected with his employment with or separation or termination from our company, subject to certain limitations.

Payments to Holders of GT Solar Holdings, LLC Shares

        GT Solar Holdings, LLC will use the net proceeds from this offering to make payments in respect of its Class A, Class B, Class C and Class D shares in an estimated aggregate amount equal to $      million, based on an assumed initial public offering price of $            per share, the midpoint in the range set forth on the cover of this prospectus. These payments will be made to holders of Class A, Class B, Class C and Class D shares in accordance with the limited liability company agreement of GT Solar Holdings, LLC. These holders elected to receive the payments in cash, shares of our common stock or a combination of cash and shares of our common stock. The following table sets forth the cash, the shares of common stock and the aggregate value of the payments and shares of our common stock (based upon an assumed initial public offering price of $             per share, the midpoint in the range set forth on the cover of this prospectus) to be received by related persons, including the OCM/

GFI Funds, an executive officer, former executive officers and a former director, all of whom are shareholders of GT Solar Holdings, LLC.

Name	Cash Payment	Number of Shares of Our Common Stock	Aggregate Value of the Payment and Shares of Our Common Stock
OCM/GFI Power Opportunities Fund II, L.P.	$		$
OCM/GFI Power Opportunities Fund II (Cayman), L.P.
Thomas M. Zarrella President, Chief Executive Officer and Director
Howard T. Smith Former Chief Financial Officer
Kedar P. Gupta Former Chief Executive Officer and Former Director
Jonathan A. Talbott Former Executive Vice President of Research and Business Development

Statement of Policy Regarding Transactions with Related Persons

        Prior to the completion of this offering, our board of directors will adopt a statement of policy regarding transactions with related persons, which we refer to as our "related person policy." Our related person policy requires that a "related person" (as defined as in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our General Counsel any "related person transaction" (defined as any transaction that is reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. Our General Counsel will then promptly communicate that information to the board of directors. No related person transaction will be consummated or will continue without the approval or ratification of the board of directors or any committee of the board of directors consisting exclusively of at least three disinterested directors. No "related person transaction" will be approved or ratified unless the board or committee, as applicable, determines that such transaction is on terms that are at least as favorable to us as those available from third parties. It is our policy that, except as provided in our amended and restated certificate of incorporation, directors interested in a related person transaction will recuse themselves from any vote of a related person transaction in which they have an interest.

DESCRIPTION OF CAPITAL STOCK

General Matters

        Our total amount of authorized capital stock is 100,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $.01 par value per share. Upon completion of the offering,    shares of common stock will be issued and outstanding and no shares of preferred stock will be outstanding. The discussion set forth below describes the most important terms of our capital stock, certificate of incorporation and by-laws as will be in effect upon completion of this offering. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our certificate of incorporation and by-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

        All of our outstanding common stock is fully paid and nonassessable. Prior to this offering, all of our outstanding shares of common stock were held of record by GT Solar Holdings, LLC and one of our employees. Set forth below is a brief discussion of the principal terms of our common stock:

        Dividend Rights.    Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as the board of directors may from time to time determine. For more information, see "Dividend Policy."

        Voting Rights.    Each outstanding share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders.

        Preemptive or Similar Rights.    Our common stock is not entitled to preemptive or other similar subscription rights to purchase any of our securities.

        Conversion Rights.    Our common stock is not convertible.

        Right to Receive Liquidation Distributions.    Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

        Nasdaq Listing.    We have applied to have our common stock listed on the Nasdaq Global Market under the symbol "SOLR."

Preferred Stock

        Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of up to 5,000,000 shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation, dissolution or winding-up before any payment is made to the holders of shares of common stock. Under specified circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, the board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of common stock. Upon consummation of the offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Options

        As of March 31, 2008, options to purchase a total of 384,267 shares of common stock were outstanding. As March 31, 2008, options to purchase a total of 245,733 shares of our common stock were reserved for future issuance under our stock option plan. Following the completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register an aggregate of    shares of our common stock that may be issued under our stock option plans.

Registration Rights

        After completion of this offering, holders of approximately                        million shares of our common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. See "Certain Relationships and Related Transactions" for a description of the Registration Rights Agreement we have entered into with our principal stockholders.

Anti-takeover Effects of our Certificate of Incorporation and By-laws

        Our certificate of incorporation and by-laws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the company unless such takeover or change in control is approved by the board of directors.

        Removal and Appointment of Directors.    Our certificate of incorporation provides that our directors may only be removed by the affirmative vote of the holders of two-thirds of the shares of our capital stock entitled to vote. In addition, provisions of our certificate of incorporation and bylaws authorize the board of directors to fill vacant directorships or increase the size of the board of directors pursuant to a resolution adopted by a majority of the board of directors. These provisions may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by this removal with its own nominees.

        Action by Written Consent; Special Meetings of Stockholders.    Our certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our certificate of incorporation and the by-laws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the chairman of the board or our chief executive officer, or pursuant to a resolution adopted by a majority of the board of directors. Stockholders are not permitted to call a special meeting or to require the board of directors to call a special meeting.

        Advance Notice Procedures.    Our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting.

        In the case of an annual meeting of stockholders, notice by a stockholder, in order to be timely, must be received at our principal executive offices not less than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. In the event that the annual meeting is called for a date that is not within 30 days before or 60 days after the anniversary date, in order to be timely, notice by a stockholder must be received not later than the later of 90 days prior to the annual meeting of stockholders or the tenth day following the date on which notice of the annual meeting was mailed or public disclosure of the date of the annual meeting was made.

        In the case of a special meeting of stockholders called for the purpose of electing directors, notice by the stockholder, in order to be timely, must be received not later than the tenth day following the date on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made.

        Although the by-laws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

        Authorized but Unissued Shares.    Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Anti-takeover Effects of Delaware Law

        We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 provides that, subject to exceptions specified therein, an "interested stockholder" of a Delaware corporation shall not engage in any "business combination," including general mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless:

  •
  prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding specified shares); or

  •
  on or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% percent of the outstanding voting stock not owned by the interested stockholder.

        Under Section 203, the restrictions described above also do not apply to specified business combinations proposed by an interested stockholder following the announcement or notification of one of specified transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

        Except as otherwise specified in Section 203, an "interested stockholder" is defined to include:

  •
  any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

  •
  the affiliates and associates of any such person.

        Under some circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period.

Corporate Opportunities and Transactions with GFI

        In recognition that directors, officers, stockholders, members, managers and/or employees of GFI and its affiliates and investment funds (each referred to in this prospectus as a GFI Entity and collectively as the GFI Entities) may serve as our directors and/or officers and that the GFI Entities may engage in similar activities or lines of business that we do, our certificate of incorporation will provide for the allocation of certain corporate opportunities between us and the GFI Entities. Specifically, none of the GFI Entities or any director, officer, stockholder, member, manager or employee of a GFI Entity has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business that we do. In the event that any GFI Entity acquires knowledge of a potential transaction or matter which may be a corporate opportunity for itself and us, we will not have any expectancy in such corporate opportunity, and the GFI Entity will not have any duty to communicate or offer such corporate opportunity to us and may pursue or acquire such corporate opportunity for itself or direct such opportunity to another person. In addition, if a director or officer of us who is also a director, officer, member, manager or employee of any GFI Entity acquires knowledge of a potential transaction or matter which may be a corporate opportunity for us and a GFI Entity, we will not have any expectancy in such corporate opportunity unless such corporate opportunity is expressly offered to such person solely in his or her capacity as a director or officer of us.

        In recognition that we may engage in material business transactions with the GFI Entities from which we are expected to benefit, our certificate of incorporation will provide that any of our directors or officers who are also directors, officers, stockholders, members, managers and/or employees of any GFI Entity will have fully satisfied and fulfilled his or her fiduciary duty to us and our stockholders with respect to such transaction, if:

  •
  the transaction was approved, after being made aware of the material facts of the relationship between us and the GFI Entity and the material terms and facts of the transaction, by (1) an affirmative vote of a majority of the members of our board of directors who do not have a material financial interest in the transaction or (2) an affirmative vote of a majority of the members of a committee of our board of directors consisting of members who do not have a material financial interest in the transaction; or

  •
  the transaction was fair to us at the time we entered into the transaction; or

  •
  the transaction was approved by an affirmative vote of the holders of a majority of shares of our common stock entitled to vote, excluding the GFI Entities and any holder who has a material financial interest in the transaction.

        These provisions of our certificate of incorporation are permitted by Section 122 of the Delaware General Corporation Law, and, accordingly, we and all of our stockholders will be subject to it. Any amendment to the foregoing provisions of our certificate of incorporation will require the affirmative vote of at least 66 2/3% of the voting power of all shares of our common stock then outstanding.

Terminated Private Placement

        Beginning in August 2006, we initiated a process under which we sought admission of our shares of common stock for trading on the AIM, a market operated by the London Stock Exchange, and in connection therewith, we and certain of our stockholders sought to sell shares of our common stock in an offering not subject to the registration requirements of the Securities Act. In connection with that offering, offers were made to certain U.S. Persons (as defined in Regulation S) on a private placement basis in reliance upon Rule 144A under the Securities Act. Both the proposed admission for trading of our common stock on the AIM and the associated offering were abandoned in November 2006 and any offers to buy shares of our common stock were rejected and not otherwise accepted. This prospectus supercedes any offering materials that were used in such proposed offering.

Transfer Agent and Registrar

        Upon completion of this offering, our transfer agent and registrar for our common stock will be            .

DESCRIPTION OF PRINCIPAL INDEBTEDNESS

New Credit Facility

        In early 2008, we began discussions with certain banks (including affiliates of certain of the underwriters in this offering) regarding the possibility of a new credit facility. The primary purpose of the new credit facility would be to issue standby letters of credit against customer deposits rather than collateralizing customer deposits with restricted cash. As a result, this new credit facility would enable us to reduce or eliminate the restrictions on our cash balances, which would then be available, among other things, to pay the anticipated dividend to our existing stockholders, including GT Solar Holdings, LLC, prior to the completion of this offering. The terms and conditions of any new credit facility have not been finalized at this time.

Prior Senior Secured Revolving Credit Facility

        On April 23, 2007, we and our domestic subsidiaries, each as a borrower, entered into a senior secured revolving credit facility with Citizens Bank New Hampshire, as administrative agent and a lender, and the other lenders named therein. The senior credit facility provided for a revolving facility of up to $40.0 million, subject to covenant compliance, sublimits and allowances. As of April 23, 2007, we had approximately $38.3 million of outstanding letters of credit and no outstanding borrowings. In September 24, 2007, we elected to terminate this senior credit facility and collateralized approximately $68.4 million in letters of credit then outstanding under the senior credit facility with restricted cash. Since September 24, 2007, we have been issuing standby letters of credit on a cash collateralized basis.

Prior Loan and Security Agreements

        On April 28, 2006, we entered into a loan and security agreement with Silicon Valley Bank, as lender, pursuant to which it agreed to provide us a $15 million revolving credit facility; provided, however, that drawdowns under such facility and the $15 million revolving credit facility under our other loan agreement described below could not exceed $15 million in the aggregate. Concurrently, we entered into a separate loan and security agreement with Silicon Valley Bank, as lender, pursuant to which Silicon Valley Bank agreed to provide to us a $15 million revolving credit facility guaranteed by the Export-Import Bank of the United States, which may be drawn down in the form of cash advances or letters of credit. These agreements were terminated on April 20, 2007, in connection with the execution of the senior credit facility.

Senior Secured Exchangeable Promissory Note

        See "Certain Relationships and Related Transactions—Senior Secured Exchangeable Promissory Note" for a description of the senior secured exchangeable promissory note. This note was repaid on April 23, 2007.

SHARES OF OUR COMMON STOCK ELIGIBLE FOR FUTURE SALE

        We cannot predict the effect, if any, that market sales of shares or the availability of any shares for sale will have on the market price of our common stock. Sale of substantial amounts of our common stock, or the perception that such sales could occur, may adversely affect the market price of our common stock.

        Upon completion of the offering, we will have a total of                        shares of common stock outstanding. All of the shares sold in the offering will be freely tradeable without restriction or further registration under the Securities Act by persons other than our "affiliates." Under the Securities Act, an "affiliate" of a company is a person that directly or indirectly controls, is controlled by or is under common control with that company.

        The remaining                        shares of common stock will be "restricted securities," as defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration, including the exemptions contained in Rules 144 and 144(k) promulgated under the Securities Act, which rules are summarized below. Upon expiration of the lock-up agreements described under "—Lock-up Agreements," 180 days after the date of this prospectus, all of these shares will be eligible for sale in the public market under Rule 144 or Rule 144(k).

Rule 144

        In general, under Rule 144, beginning 90 days after this offering, a person (or persons whose common stock is required to be aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned our common stock for at least six months would be entitled to sell those shares. An affiliate of ours who has held our common stock for at least six months would be entitled to sell in any three-month period a number of shares that does not exceed the greater of:

  •
  1% of then outstanding shares, which will equal approximately            shares immediately after consummation of this offering; or

  •
  the average weekly trading volume in our shares on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such a sale, subject to restrictions.

        To the extent that our affiliates sell their common stock, other than pursuant to Rule 144 or a registration statement, the purchaser's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate. Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Options and Equity Awards

        As of March 31, 2008, options to purchase a total of 384,267 shares of our common stock were outstanding. Following the completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register common stock issued or reserved for issuance under our Plan. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described below. We expect that the registration statements on Form S-8 will cover                        shares. Shares of our common stock issued upon the exercise of stock options after the effective date of the Form S-8 registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described below.

        We cannot predict the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock.

Lock-up Agreements

        We and each of our officers and directors and all of our current stockholders will agree not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 180 days after the date of this prospectus without the prior written consent of Credit Suisse Securities (USA) LLC and UBS Securities LLC. See "Underwriting."

Registration Rights

        After completion of this offering, holders of approximately                        million shares of our common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. See "Certain Relationships and Related Transactions—Registration Rights Agreement" for a description of the Registration Rights Agreement we have entered into with our principal stockholders.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

        The following is a general discussion of the material U.S. federal income and estate tax considerations to holders of our common stock. This discussion is a summary and does not consider all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular investment circumstances or to certain types of holders subject to special tax rules, including partnerships and other entities treated as partnerships for U.S. federal income tax purposes, banks, financial institutions or other financial services entities, broker-dealers, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, retirement plans, individual retirement accounts or other tax-deferred accounts, persons who use or are required to use mark-to-market accounting, persons that hold shares of our common stock as part of a "straddle," a "hedge" or a "conversion transaction," investors in partnerships and other pass-through entities, U.S. Holders (as defined below) with a functional currency other than the U.S. dollar non-U.S. Holders engaged in a U.S. trade or business that use a functional currency other than the U.S. dollar, persons to whom the constructive sale or constructive ownership rules apply, certain former citizens or permanent residents of the U.S., individuals who reside in, and entities created or organized under the laws of, any territory or possession of the U.S. and persons subject to the alternative minimum tax. This discussion also contains only a limited and general discussion of U.S. estate tax considerations and does not address any non-U.S. tax considerations or any U.S. federal gift, state or local tax considerations. This discussion assumes that holders hold their shares as "capital assets" within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the "Code") (generally, for investment). This discussion is based on the Code and applicable U.S. Treasury Regulations, rulings, administrative pronouncements and decisions as of the date hereof, all of which are subject to change or differing interpretations at any time with possible retroactive effect.

        For purposes of this discussion, a "U.S. Holder" is a beneficial owner of shares of our common stock that is:

  •
  a citizen or individual resident of the United States,

  •
  a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized, or treated as created or organized, in or under the laws of the U.S., any State thereof or the District of Columbia,

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  an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

  •
  a trust (1) if a court within the U.S. is able to exercise primary supervision over the trust's administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

        For purposes of this discussion, a "Non-U.S. Holder" is a beneficial owner of our common shares that does not qualify as a U.S. Holder under the definition above.

        If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. In this event, the partner and partnership are urged to consult their tax advisors.

        EACH HOLDER IS URGED TO CONSULT ITS TAX ADVISOR REGARDING THE SPECIFIC U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSIDERATIONS OF OWNING AND DISPOSING OF OUR COMMON STOCK.

Consequences to U.S. Holders

  Dividends

        As discussed under the section entitled "Dividend Policy" above, we do not currently anticipate paying any dividends after the completion of this offering. In the event that we do make a distribution of cash or property with respect to our common stock, any such distribution will be taxable as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles).

        A U.S. Holder generally will be subject to U.S. federal income tax on any dividends received in respect of our common stock at a maximum federal income tax rate of 15% if the U.S. Holder is an individual and certain holding period and other requirements are satisfied, and a maximum federal income tax rate of 35% otherwise (subject to any applicable dividends received deduction in the case of a corporate U.S. Holder). If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among each share of common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of the U.S. Holder's adjusted tax basis in each such share, and thereafter as capital gain from a sale or other disposition of each such share of common stock that is taxed to the U.S. Holders as described below.

        Under current law, the 15% maximum federal income tax rate on certain dividends received by individual U.S. Holders and the 35% maximum federal income tax rate on other dividends received by individual U.S. Holders are scheduled to expire effective for taxable years beginning after December 31, 2010, and dividends received by individuals in subsequent taxable years are scheduled to be taxed at a maximum federal income tax rate of 39.6%.

  Gain on Disposition of Common Stock

        A U.S. Holder that sells or otherwise disposes of our common stock in a taxable transaction will recognize capital gain or loss equal to the amount of cash plus the fair market value of property received in exchange for the common stock minus the U.S. Holder's adjusted tax basis in the common stock. Any capital gain or loss recognized by the U.S. Holder will be long-term capital gain or loss if the U.S. Holder has held our common stock for more than one year at the time of the sale or other disposition and short-term capital gain or loss otherwise. Long-term capital gains recognized by non-corporate taxpayers are taxable under current law at a maximum federal income tax rate of 15%. Long-term capital gains recognized by corporations and short-term capital gains recognized by corporations or individuals are taxable under current law at a maximum federal income tax rate of 35%. A U.S. Holder's ability to use any capital loss to offset other income or gain is subject to certain limitations.

        Under current law, for taxable years beginning after December 31, 2010, the maximum federal income tax rate applicable to long-term capital gains is scheduled to increase to 20% for non-corporate taxpayers and the maximum federal income tax rate applicable to short-term capital gains is scheduled to increase to 39.6% for non-corporate taxpayers.

Consequences to Non-U.S. Holders

  Dividends

        A Non-U.S. Holder generally will be subject to U.S. federal income tax on any dividends received in respect of our common stock at a 30% rate (or such lower rate as prescribed by an applicable income tax treaty as discussed below) unless the dividend is effectively connected with the conduct of a U.S. trade or business. As discussed below, this tax is generally collected through withholding on the dividend payment to the Non-U.S. Holder.

        If a Non-U.S. Holder receives a dividend that is effectively connected with the conduct of a U.S. trade or business, then the dividend payment will not be subject to withholding (provided that the certification requirements described below are satisfied). However, the dividends received by the Non-U.S. Holder will be subject to tax under current law at a maximum federal income tax rate of 15% if the Non-U.S. Holder is an individual and certain holding period and other requirements are satisfied, and a maximum federal income tax rate of 35% otherwise. A Non-U.S. Holder that is a corporation may also be subject to a 30% federal branch profits tax on after-tax profits effectively connected with a U.S. trade or business to the extent that such after-tax profits are not reinvested and maintained in a U.S. business.

        If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among each share of common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of the Non-U.S. Holder's adjusted tax basis in each such share, and thereafter as capital gain from a sale or other disposition of each such share of common stock that is taxed to the Non-U.S. Holders as described below.

        Under current law, the 15% maximum federal income tax rate on certain dividends received by individual Non-U.S. Holders that are effectively connected with the conduct of a U.S. trade or business and the 35% maximum federal income tax rate on other dividends received by individual Non-U.S. Holders and effectively connected with the conduct of a U.S. trade or business are scheduled to expire effective for taxable years beginning after December 31, 2010, and dividends received in subsequent taxable years by individual Non-U.S. Holders and effectively connected with the conduct of a U.S. trade or business are scheduled to be taxed at a maximum federal income tax rate of 39.6%.

  Gain on Disposition of Common Stock

        A Non-U.S. Holder that sells or otherwise disposes of our common stock in a taxable transaction generally will not be subject to U.S. federal income taxation unless:

  •
  gain resulting from the disposition is effectively connected with the conduct of a U.S. trade or business;

  •
  the Non-U.S. Holders is an individual who is present in the U.S. for 183 days or more in the taxable year of disposition, if certain other conditions are met; or

  •
  we are or have been a U.S. real property holding corporation, or USRPHC, as defined in Section 897 of the Code at any time within the five-year period preceding the disposition or the Non-U.S. Holder's holding period, whichever is shorter, and either the Non-U.S. Holder owned more than 5% of our common stock at any time within that period or our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the disposition occurs.

        In general, a corporation is a USRPHC if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide (domestic and foreign) real property interests and its other assets used or held for use in a trade or business. We believe that we are not a USRPHC on the date hereof and currently do not anticipate becoming a USRPHC.

        If a Non-U.S. Holder's gain is effectively connected with a U.S. trade or business or is subject to taxes under the USRPHC rules, the Non-U.S. Holder generally will be taxable in the same manner as a U.S. Holder, although a Non-U.S. Holder that is a corporation may also be subject to a 30% branch profits tax on after-tax profits effectively connected with a U.S. trade or business to the extent that such after-tax profits are not reinvested and maintained in the U.S. business. A Non-U.S. Holder's ability to use any capital loss to offset other income or gain subject to U.S. federal income taxation is subject to certain limitations.

        In addition, under certain circumstances, an individual Non-U.S. Holder who is present in the U.S. for 183 days or more in the individual's taxable year in which the sale or other disposition of our common stock occurs may be subject to a 30 percent tax on the gross amount of the gain on such sale or disposition unless such gain is already subject to tax as effectively connected with the conduct of a U.S. trade or business. In this case, the Non-U.S. Holder's ability to use other losses to offset the gain on our common stock will be limited.

  Income Tax Treaties

        If a Non-U.S. Holder is eligible for treaty benefits under an income tax treaty entered into by the U.S., the Non-U.S. Holder may be able to reduce or eliminate certain of the U.S. federal income taxes discussed above, such as the tax on dividends and the branch profits tax, and the Non-U.S. Holder may be able to treat gain, even if effectively connected with a U.S. trade or business, as not subject to U.S. federal income taxation unless the U.S. trade or business is conducted through a permanent establishment located in the U.S. Non-U.S. Holders are urged to consult their tax advisors regarding possible relief under an applicable income tax treaty.

Withholding and Information Reporting

        A U.S. Holder or Non-U.S. Holder may be subject to backup withholding (currently at a rate of 28%) on the proceeds from a sale or other taxable disposition of our common stock and on the gross amount of any dividend or other distribution on our common stock unless the U.S. Holder or Non-U.S. Holder is exempt from backup withholding and, when required, demonstrates that status, or provides a correct taxpayer identification number on a form acceptable under U.S. Treasury Regulations (generally an IRS Form W-9, W-8BEN or W-8ECI) and otherwise complies with the applicable requirements of the backup withholding rules.

        In addition, a Non-U.S. Holder will generally be subject to withholding at a rate of 30% of the gross amount of any dividend or other distribution on our common stock unless the Non-U.S. Holder qualifies for a reduced rate of withholding or an exemption from withholding under an applicable tax treaty or the dividend or other distribution is effectively connected with a U.S. trade or business (in which case the dividend or other distribution will be exempt from withholding but the Non-U.S. Holder will nonetheless be liable for any applicable U.S. federal income tax as described above). The Non-U.S. Holder would be required to demonstrate its qualification for a reduced rate of withholding or an exemption from withholding on a form acceptable under applicable U.S. Treasury Regulations (generally an IRS Form W-8BEN or W-8ECI).

        We may also be required to comply with information reporting requirements under the Code with respect to the amount of any dividend or other distribution on our common stock and a broker may be required to comply with information reporting requirements with respect to the proceeds from a sale or other taxable disposition of our common stock.

        Any amount withheld under the withholding rules of the Code (including backup withholding rules) is not an additional tax, but rather is credited against the holder's U.S. federal income tax liability. Holders are advised to consult their tax advisers to ensure compliance with the procedural requirements to reduce or avoid withholding (including backup withholding) or, if applicable, to file a claim for a refund of withheld amounts in excess of the holder's U.S. federal income tax liability.

Federal Estate Tax

        Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual's gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interest or powers), should note that, absent an applicable treaty benefit, common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

        THE U.S. FEDERAL INCOME AND ESTATE TAX DISCUSSION SET FORTH ABOVE IS A SUMMARY. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSIDERATIONS OF OWNING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated                , 2008, the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and UBS Securities LLC are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
UBS Securities LLC
Banc of America Securities LLC
Deutsche Bank Securities Inc.
Piper Jaffray & Co.
Thomas Weisel Partners LLC

Total

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis an aggregate of            additional shares from the selling stockholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $             per share. The underwriters and selling group members may allow a discount of $             per share on sales to other broker/dealers. After the initial offering the representatives may change the offering price and concession and discount to broker/dealers.

        The following table summarizes the compensation the selling stockholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by selling stockholders	$	$	$	$

        We estimate that our out-of-pocket expenses for this offering will be approximately $        .

        The representatives have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

        We have agreed that, subject to certain limited exceptions, we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and UBS Securities LLC for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and UBS Securities LLC waive, in writing, such an extension.

        Our officers, directors and stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and UBS Securities LLC for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and UBS Securities LLC waive, in writing, such an extension. Notwithstanding the foregoing, such officers, directors and stockholders may transfer the such securities (i) as a bona fide gift or gifts, (ii) to any trust for the direct or indirect benefit of such person or the immediate family of such person, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth in the "lock-up", (iii) in the case of a corporation, partnership, limited liability company or other business entity, to any subsidiary, stockholder, partner, member or affiliate, as the case may be or (iv) to the underwriters pursuant to the underwriting agreement, provided that in the case of (i), (ii) and (iii), (A) the transferee agrees to be bound in writing by the terms of the "lock-up" prior to such transfer, (B) no filing by any party (donor, donee, transferor or transferee) under the Exchange Act shall be required or shall be voluntarily made in connection with such transfer (other than a filing on a Form 5 made after the expiration of the "lock-up" period) and (C) such transfer shall not involve a disposition for value. Notwithstanding the foregoing, the "lock-up" shall not apply to the distribution (which may be a liquidating distribution) by GT Solar Holdings LLC to its members of the securities it holds, or to the issuance of our securities to the members of GT Solar Holdings LLC in connection with the merger of GT Solar Holdings LLC with and into the Company, immediately prior to or on the date of this offering. For purposes of the "lock-up", "immediate family" shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

        The underwriters have reserved for sale at the initial public offering price up to            shares of the common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

        We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        We have applied to list the shares of common stock on the Nasdaq Global Market.

        In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our financial operating information in recent periods, and market prices of securities and financial and operating information of companies engaged in activities similar to ours.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

        In the ordinary course, the underwriters and their affiliates may provide investment banking, commercial banking, investment management, or other financial services to us and our affiliates for which they have received compensation and may receive compensation in the future. In early 2008, we began discussions with affiliates of certain of the underwriters regarding the possibility of a new credit facility.

        Each underwriter has represented, warranted and agreed that:

  •
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any stock in circumstances in which Section 21(1) of the FSMA does not apply to us or to persons who have professional experience in matters relating to investments falling within Article 19(5) of the FSMA; and

  •
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the stock in, from or otherwise involving the United Kingdom.

We will not offer to sell any common stock to any member of the public in the Cayman Islands.

        The common stock has not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been issued or will be issued in Hong Kong or elsewhere other than with respect to the common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

        The common stock has not been and will not be registered under the Securities and Exchange Law of Japan (Law No. 235 of 1948 as amended), or the Securities Exchange Law, and disclosure under the Securities Exchange Law has not been and will not be made with respect to the common stock. Accordingly, the common stock may not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan or to others for re-offering or re-sale, directly or indirectly in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities Exchange Law and other relevant laws, regulations and ministerial guidelines of Japan. As used in this paragraph, "resident of Japan" means any person residing in Japan, including any corporation or other entity organized under the laws of Japan.

        This prospectus has not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act (Cap. 289) of Singapore, or the Securities and Futures Act. Accordingly, the common stock may not be offered or sold or made the subject of an invitation for subscription or purchase nor may this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase of such common stock be circulated or distributed, whether directly or indirectly, to the public or any members of the public in Singapore other than: (1) to an institutional investor or other person falling within Section 274 of the Securities and Futures Act, (2) to a sophisticated investor, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act or (3) pursuant to, and in accordance with the conditions of any other applicable provision of the Securities and Futures Act.

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), and effective as of the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), no common stock have been offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to the common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and brought to the attention of the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive. Notwithstanding the foregoing, an offer of common stock may be made effective as of the Relevant Implementation Date to the public in that Relevant Member State at any time:

          (1)   to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

          (2)   to any legal entity which has two or more of (a) an average of at least 250 employees during the last financial year; (b) a total balance sheet of more than €43.0 million and (c) an annual net turnover of more than €50.0 million, as shown in its last annual or consolidated accounts;

          (3)   to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

          (4)   in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this paragraph, the expression an "offer of common stock to the public" in relation to any common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase or subscribe the common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        The common stock has not been registered under the Korean Securities and Exchange Law. Each of the underwriters has represented and agreed that it has not offered, sold or delivered and will not offer, sell or deliver, directly or indirectly, any common stock in Korea or to, or for the account or benefit of, any resident of Korea, except as otherwise permitted by applicable Korean laws and regulations; and any securities dealer to whom it sells common stock will agree that it will not offer any common stock, directly or indirectly, in Korea or to any resident of Korea, except as permitted by applicable Korean laws and regulations, or to any other dealer who does not so represent and agree.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of the shares in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of shares are made. Any resale of the shares in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares.

Representations of Purchasers

        By purchasing the shares in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the shares without the benefit of a prospectus qualified under those securities laws,

  •
  where required by law, that the purchaser is purchasing as principal and not as agent,

  •
  the purchaser has reviewed the text above under Resale Restrictions, and

  •
  the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the shares to the regulatory authority that by law is entitled to collect the information.

        Further details concerning the legal authority for this information is available on request.

Rights of Action—Ontario Purchasers Only

        Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders, will have no liability. In the case of an action for damages, we and the selling stockholders, will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares in their particular circumstances and about the eligibility of the shares for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

        The validity of the common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP (a partnership that includes professional corporations), Chicago, Illinois. Kirkland & Ellis LLP represents entities affiliated with GFI Energy Ventures, LLC in connection with various legal matters. The underwriters are represented by Davis Polk & Wardwell, Menlo Park, California.

EXPERTS

        The consolidated financial statements of GT Solar International, Inc. at March 31, 2008, and 2007, and for the years ended March 31, 2008 and 2007 and the period from January 1, 2006 through March 31, 2006 (Successor Basis) and for the period from April 1, 2005 through December 31, 2005 (Predecessor Basis), appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information about us and the shares to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to, are not necessarily complete, and in each instance please refer to the copy of the contract, agreement or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by this reference.

        You may read and copy all or any portion of the registration statement or any reports, statements or other information we file with the SEC at the public reference facility maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material are also available by mail from the Public Reference Branch of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates.

        Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. You can also find our SEC filings at the SEC's web site at http://www.sec.gov.

INDEX TO FINANCIAL STATEMENTS

GT Solar International, Inc. and Subsidiaries
Years Ended March 31, 2008 and 2007;
For the Period from January 1, 2006 through March 31, 2006;
and for the Period from April 1, 2005 through December 31, 2005

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
GT Solar International, Inc. and Subsidiaries

        We have audited the accompanying consolidated balance sheets of GT Solar International, Inc. and Subsidiaries as of March 31, 2008 and 2007, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years ended March 31, 2008 and 2007, the period from January 1, 2006 through March 31, 2006 and the period from April 1, 2005 through December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of GT Solar International, Inc. and Subsidiaries at March 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for the years ended March 31, 2008 and 2007, the period from January 1, 2006 through March 31, 2006 and the period from April 1, 2005 through December 31, 2005, in conformity with U.S. generally accepted accounting principles.

        As discussed in Note 2 to the financial statements, effective April 1, 2006, the Company adopted Statement of Financial Accounting Standards 123 (Revised 2004), Share-Based Payment.

        As discussed in Note 10 to the financial statements, effective April 1, 2007, the Company adopted Statements of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statements No. 109.

                      /s/ Ernst & Young LLP

Boston, Massachusetts

June 5, 2008

GT Solar International, Inc. and Subsidiaries

Consolidated Balance Sheets
(In thousands, except share and per share data)

	March 31,	March 31,
	2008	2008	2007
	Pro forma (See Note 17)
Assets
Current assets:
Cash and cash equivalents		$54,839	$74,059
Restricted cash—current		164,028	8,431
Accounts receivable, net of allowance for doubtful accounts of $31 and $137, respectively		62,407	15,477
Inventories		37,518	8,619
Deferred costs		105,154	41,244
Advances on inventory purchases		77,635	19,241
Notes receivable		—	2,347
Deferred income taxes		29,684	8,763
Prepaid expenses and other current assets		6,625	302

Total current assets		537,890	178,483
Property, plant and equipment, net		10,433	7,107
Other assets		74	241
Restricted cash—long term		—	891
Intangible assets, net		9,024	11,517
Goodwill		43,190	43,190

Total assets		$600,611	$241,429

Liabilities and stockholders' equity
Current liabilities:
Senior Secured promissory note payable to related parties (Note 8)		$—	$15,934
Accounts payable		37,992	7,558
Accrued expenses		16,725	6,062
Customer deposits		263,628	91,999
Deferred revenue		164,190	64,667
Accrued income taxes		22,316	3,497

Total current liabilities		504,851	189,717
Deferred income taxes		3,380	4,352
Other non-current liabilities		739	262

Total liabilities		508,970	194,331
Commitments and contingencies (Note 11)			—
Stockholders' equity:
Common stock, $0.01 par value; 10,000,000 shares authorized, 8,375,000 and 8,370,000 shares issued and outstanding as of March 31, 2008 and 2007, respectively		84	84
Additional paid-in capital		75,157	72,318
Accumulated other comprehensive income (loss)		5,584	(15)
Retained earnings (accumulated deficit)		10,816	(25,289)

Total stockholders' equity		91,641	47,098

Total liabilities and stockholders' equity		$600,611	$241,429

See accompanying notes.

GT Solar International, Inc. and Subsidiaries

Consolidated Statements of Operations
(In thousands, except share and per share data)

	Year Ended March 31, 2008	Year Ended March 31, 2007	For the Period from January 1, 2006 through March 31, 2006	For the Period from April 1, 2005 through December 31, 2005
	(Successor)	(Successor)	(Successor)	(Predecessor)
Revenue	$244,052	$60,119	$2,106	$44,648
Cost of revenue	151,709	36,284	2,442	25,892

Gross profit (loss)	92,343	23,835	(336)	18,756
Research and development	10,517	3,810	659	1,157
Selling and marketing expenses	10,452	7,747	334	3,841
General and administrative expenses	21,435	10,562	4,068	24,550
Amortization of intangible assets	3,018	15,446	3,862	564

Total operating expenses	45,422	37,565	8,923	30,112
Income (loss) from operations	46,921	(13,730)	(9,259)	(11,356)
Other income (expense):
Interest income	6,543	1,686	79	148
Interest expense	(1,651)	(2,460)	(299)	(285)
Other, net (Notes 2 and 3)	(1,244)	(5,667)	(82)	(3,407)

Income (loss) before income taxes	50,569	(20,171)	(9,561)	(14,900)
Provision for (benefit from) income taxes	14,464	(1,816)	(2,627)	—

Net income (loss)	$36,105	$(18,355)	$(6,934)	$(14,900)

Income (loss) per share
Basic	$4.31	$(2.19)	$(0.83)	$(48.67)
Diluted	$4.26	$(2.19)	$(0.83)	$(48.67)
Shares used to compute income (loss) per share
Basic	8,370,000	8,370,000	8,370,000	306,126
Diluted	8,474,048	8,370,000	8,370,000	306,126

See accompanying notes.

GT Solar International, Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity
(In thousands, except share data)

	Series A Convertible Preferred Stock		Class A Common Stock		Class B Common Stock
							Common Stock			Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss
									Additional Paid-in Capital			Total Stockholders' Equity	Total Comprehensive Income (Loss)
	Shares	Par Value	Shares	Par Value	Shares	Par Value	Shares	Par Value
Balance at March 31, 2005 (Predecessor)	80,379	$1	306,126	$3	500	$—	—	$—	$6,465	$(6,409)	$—	$60
Issuance of Class B Shares					2,183				30			30
Net loss										(14,900)		(14,900)	(14,900)

Balance at December 31, 2005 (Predecessor)	80,379	$1	306,126	$3	2,683	$—	—	$—	$6,495	$(21,309)	$—	$(14,810)	$(14,900)

Recapitalization related to acquisition by GT Solar Holdings, LLC							8,370,000	$84	$67,679			$67,763
Stock compensation									2,998			2,998
Net loss										$(6,934)		$(6,934)	(6,934)

Balance at March 31, 2006 (Successor)	—	$—	—	$—	—	$—	8,370,000	$84	$70,677	$(6,934)	$—	$63,827	$(6,934)

Net loss										(18,355)		(18,355)	(18,355)
Other comprehensive loss—cash flow hedge of foreign exchange (net of taxes of $12)											$(18)	(18)	(18)
Foreign currency translation adjustment											3	3	3
Stock compensation									1,641			1,641

Balance at March 31, 2007 (Successor)	—	$—	—	$—	—	$—	8,370,000	$84	$72,318	$(25,289)	$(15)	$47,098	$(18,370)

Net income										36,105		36,105	36,105
Other comprehensive income—cash flow hedge of foreign exchange (net of taxes of $3,798)											5,575	5,575	5,575
Foreign currency translation adjustment											24	24	24
Stock compensation									2,839			2,839
Issuance of restricted stock							5,000	—

Balance at March 31, 2008 (Successor)	—	$—	—	$—	—	$—	8,375,000	$84	75,157	$10,816	$5,584	$91,641	$41,704

See accompanying notes.

GT Solar International, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended March 31, 2008	Year Ended March 31, 2007	For the Period from January 1, 2006 through March 31, 2006	For the Period from April 1, 2005 through December 31, 2005
	(Successor)	(Successor)	(Successor)	(Predecessor)
Operating activities
Net income (loss)	$36,105	$(18,355)	$(6,934)	$(14,900)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization expense	3,018	15,446	3,862	118
Depreciation expense	1,034	621	133	314
Deferred income tax benefit	(21,893)	(8,140)	(2,627)	—
Provision for doubtful accounts	—	107	6	24
Accrued interest	—	934	—	—
Stock-based compensation expense	2,839	1,641	2,998	23,764
Forward points on hedge contracts	588	—	—	—
Other adjustments	124	135	—	80
Changes in operating assets and liabilities:
Restricted cash	(154,706)	(8,755)	1,279	(1,126)
Accounts receivable	(46,930)	(8,795)	(2,214)	1,775
Inventories	(28,899)	(603)	(957)	(3,840)
Deferred costs	(63,910)	(25,793)	(15,194)	6,873
Advances on inventory purchases	(58,394)	(16,754)	1,096	(3,139)
Notes receivable	2,347	(111)	1,144	(2,968)
Prepaid expenses and other current assets	(1,336)	(137)	(1)	43
Accounts payable and accrued expenses	41,097	6,189	1,631	1,206
Customer deposits	171,629	88,580	(3,387)	(1,077)
Deferred revenue	99,523	40,591	22,210	(3,349)
Accrued income taxes	18,819	3,597	—	(27)
Other non-current liabilities	477	261	—	—

Net cash provided by operating activities	1,532	70,659	3,045	3,771

Investing activities
Net proceeds from sale of equipment	—	67	—	61
Purchase of intangible assets	(525)	(525)	—	(120)
Purchases of property, plant and equipment	(4,483)	(1,801)	(115)	(497)
Decrease (increase) in other assets	167	(65)	(96)	—

Net cash used in investing activities	(4,841)	(2,324)	(211)	(556)

GT Solar International, Inc. and Subsidiaries

Consolidated Statements of Cash Flows (Continued)

(In thousands)

Financing activities
Proceeds from note payable	—	15,000	—	—
Payments of notes payable	(15,934)	(15,000)	—	$(675)
Payment of long-term debt	—	—	—	(3,028)
Payment of debt issuance costs	—	$(305)	—	—
Payment of capital lease obligations	—	—	—	(28)
Issuance of shares	—	—	—	30

Net cash used in financing activities	(15,934)	(305)	—	(3,701)
Effect of foreign exchange rates on cash	23	3	—	—

Increase (decrease) in cash and cash equivalents	(19,220)	68,033	$2,834	(486)
Cash and cash equivalents at beginning of period	74,059	6,026	3,192	3,678

Cash and cash equivalents at end of period	$54,839	$74,059	$6,026	$3,192

Supplemental disclosure of noncash investing and financing transactions:
Reconciliation of assets acquired and liabilities assumed in acquisition by GT Solar Holdings, LLC:
Fair value of assets acquired			$107,440
Purchase price of net assets			(82,859)
Liabilities assumed			24,581
Issuance of Senior Secured promissory note payable			15,000
Supplemental disclosures of cash flow information:
Cash paid for interest	$1,076	$1,396	299	$285
Cash paid for income taxes, net of refunds received	21,258	2,750	—	(156)

See accompanying notes.

GT Solar International, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

March 31, 2008
(In thousands, except share and per share data)

1.    Organization

        GT Solar International, Inc. and Subsidiaries (the "Company" or "Successor"), designs and manufactures crystal growth equipment for the photovoltaic industry, and builds process control systems for specialty equipment. On September 27, 2006, the Company became the parent company of its principal operating subsidiary, GT Solar Incorporated (the "Reorganization Merger"), through a transaction that is more fully described below. Effective August 9, 2006, GT Solar Incorporated changed its name from GT Equipment Technologies, Inc. to GT Solar Incorporated.

        Effective January 1, 2006, all of the outstanding capital stock of the Company's accounting predecessor ("the Predecessor") was acquired by GT Solar Holdings, LLC for approximately $83 million ("the Acquisition"). The Acquisition was financed by the issuance of debt and the sale of shares. The accompanying financial information at March 31, 2007, and for the year ended March 31, 2007 and for the three months ended March 31, 2006, reflect the consolidated financial position, results of operations and cash flows of the Company subsequent to the date of the Acquisition and include adjustments required under the purchase method of accounting. In accordance with the requirements of purchase accounting, the assets and liabilities of the Company were adjusted to their estimated fair values and the resulting goodwill was recorded as of the transaction date. The application of purchase accounting generally results in higher depreciation and amortization expense in future periods. Accordingly, the accompanying consolidated financial information of the Predecessor and the Company are not comparable in all material respects because of the effects of purchase accounting.

        On September 27, 2006, the Company entered into the Agreement and Plan of Merger with GT Solar Incorporated and GT Solar Merger Corp., a newly formed wholly owned subsidiary of the Company, pursuant to which GT Solar Merger Corp, was merged with and into GT Solar Incorporated, with GT Solar Incorporated as the surviving corporation in the merger. In the Reorganization Merger, each outstanding share of common stock of GT Solar Incorporated was converted into one share of common stock of the Company, and each option to acquire a share of common stock of GT Solar Incorporated was converted into an option to acquire one share of common stock of the Company. Each outstanding share of common stock of GT Solar Merger Corp. was converted in the Reorganization Merger into one share of common stock of GT Solar Incorporated.

        Immediately following, and as a result of, the Reorganization Merger, GT Solar Incorporated was a wholly owned direct subsidiary of the Company, and the Company was a wholly-owned direct subsidiary of GT Solar Holdings, LLC. Prior to the Reorganization Merger, GT Solar International, Inc. did not conduct any operations or own any material assets.

        The Company is headquartered in Merrimack, NH and sells its products worldwide. The Company also has locations in Missoula, Montana and two sales and services offices in China.

2.    Significant Accounting Policies

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities. Management evaluates estimates on an ongoing basis, including those related to revenue

GT Solar International, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

March 31, 2008
(In thousands, except share and per share data)

2.    Significant Accounting Policies (Continued)

recognition, allowance for doubtful accounts, inventory valuation, deferred tax assets, property and equipment, goodwill and other intangible assets, DSS enhancement program accruals, warranty obligations, contingencies and stock-based compensation. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the current circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The intent is to accurately state assets and liabilities given facts known at the time of valuation. These assumptions may prove incorrect as facts change in the future. Actual results may differ materially from these estimates under different assumptions or conditions.

Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

        In January 2007, the Company established a foreign sales and service operation through a subsidiary in China. The functional currency for the Company's China operation is the applicable local currency. Gains and losses resulting from translation of this foreign currency into U.S. dollars are recorded in accumulated other comprehensive loss.

Reclassification

        Certain prior year amounts have been reclassified to conform to current year presentations.

Cash Equivalents

        The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Fair Value of Financial Instruments

        The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and debt. The estimated fair value of these financial instruments approximates their carry value at March 31, 2008 and 2007. The estimated fair value of forward foreign currency exchange contracts is based on the estimated amount at which they could be settled based on forward market exchange rates.

Restricted Cash

        At March 31, 2008, $164,028 of cash was held in escrow, $162,587 as collateral on outstanding letters of credit related to customer deposits, and $1,437 as security for interest and other bank fees.

        At March 31, 2007, $9,322 of cash was held in escrow, $9,056 as collateral on outstanding letters of credit related to customer deposits, and $247 as security for interest and other bank fees.

GT Solar International, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

March 31, 2008
(In thousands, except share and per share data)

2.    Significant Accounting Policies (Continued)

Accounts Receivable and Allowance for Doubtful Accounts

        The Company carries its accounts receivable at their face amounts less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes the allowance for doubtful accounts based on a combination of specific customer circumstances and credit conditions and based on a history of write-offs and collections. Where the Company is aware of a customer's inability to meet its financial obligations, it specifically reserves for the potential bad debt to reduce the net recognized receivable to the amount it reasonably believes will be collected. The Company's policy is to generally not charge interest on trade receivables after the invoice becomes past due. A receivable is considered past due if payments have not been received within agreed-upon invoice terms. Accounts are reviewed regularly for collectibility and those deemed uncollectible are written off.

Inventories

        Inventories are stated at the lower of cost (first-in, first-out method) or market.

Customer Deposits and Payment Terms

        The Company's payment terms with customers typically include a deposit of between 20% and 40% of the total contract value which is recorded as customer deposits until such time as the products are shipped. The Company often is requested by its customers to issue letters of credit in order to secure customer deposits. Upon shipment, the Company will invoice all but the final 5% to 20% for each product shipped. Generally, a letter of credit expires upon shipment to the customer which in turn reduces the restricted cash by a similar amount. The final 5% to 20% is due upon customer acceptance. The Company's agreements with customers do not provide for any refunds for services or products and therefore no specific reserve for such is maintained. In instances where customers raise concerns over delivered products or services, the Company has endeavored to remedy the concern and all costs related to such matters have been insignificant in all periods presented.

        At March 31, 2008, the Company had approximately $166.9 million of standby letters of credit outstanding representing primarily performance guarantees issued against customer deposits. These letters of credit as of March 31, 2008 have not been included in the consolidated financial statements and are secured by restricted cash.

Concentrations of Credit Risk

        Concentration of credit risk with respect to accounts receivable is limited to certain customers to whom the Company makes substantial sales. To reduce risk, the Company requires that certain customers post letters of credit to secure customer payment obligations.

        Accounts receivable from the most significant customers, as a percent of total accounts receivable of the Company, amounted to 34%, 28% and 23% at March 31, 2008 and 38%, 20% and 12% at March 31, 2007.

GT Solar International, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

March 31, 2008
(In thousands, except share and per share data)

2.    Significant Accounting Policies (Continued)

Concentrations of Credit Risk (Continued)

        The following customers comprised 10% or more of the Company's total net revenues:

	For the Year Ended March 31, 2008 (Successor)			For the Year Ended March 31, 2007 (Successor)			For the Period January 1, 2006 through March 31, 2006 (Successor)			For the Period April 1, 2005 through December 31, 2005 (Predecessor)
	Net revenue	% of Total		Net revenue	% of Total		Net revenue	% of Total		Net revenue	% of Total
Customer #1	$152,271	62%		*	*	%	*	*	%	*	*	%
Customer #2	*	*	%	$24,995	42%		$305	14%		$12,929	29%
Customer #3	*	*	%	8,656	14%		*	*	%	*	*	%
Customer #4	*	*	%	8,572	14%		*	*	%	*	*	%
Customer #5	*	*	%	*	*	%	627	30%		*	*	%
Customer #6	*	*	%	*	*	%	520	25%		*	*	%
Customer #7	*	*	%	*	*	%	240	11%		*	*	%
Customer #8	*	*	%	*	*	%	*	*	%	11,808	26%
Customer #9	*	*	%	*	*	%	*	*	%	4,911	11%
Customer #10	*	*	%	*	*	%	*	*	%	4,353	10%

*
Net revenues to these customers were less than 10% of the Company's total net revenues during this period.

Property, Plant and Equipment

        Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets. Estimated useful lives are as follows:

Asset Classification	Estimated Useful Life
Land improvements	15 years
Building	40 years
Leasehold improvements	Lesser of useful life or life of lease
Manufacturing equipment	5 to 7 years
Furniture and fixtures	5 to 7 years
Computer equipment	3 to 5 years
Software	3 to 5 years
Assets under capital lease	Lesser of useful life or life of lease

Goodwill

        Goodwill represents the excess of the cost of acquired businesses over the fair value of identifiable net assets acquired. The Company accounts for goodwill in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and other Intangible Assets. Under SFAS No. 142,

GT Solar International, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

March 31, 2008
(In thousands, except share and per share data)

2.    Significant Accounting Policies (Continued)

the Company assesses the realizability of goodwill annually and whenever events or changes in circumstances indicate there might be an impairment.

        The impairment evaluation of the carrying amount of goodwill is conducted annually or more frequently if events or changes in circumstances indicate that an asset might be impaired. Goodwill is evaluated at the reporting unit level and is entirely attributable to the Company's photovoltaic business ("PV Group"). The evaluation for impairment is performed by comparing the carrying amount of these assets to their estimated fair value. If the carrying amounts exceeds the reporting unit fair value, then the second step of the goodwill impairment test is performed to determine the amount of the impairment loss. At March 31, 2008, the Company has determined that there is no impairment of goodwill. Should an impairment occur in the future, goodwill would be adjusted to its fair value.

Intangibles and other Long-Lived Assets

        The Company accounts for intangibles and other long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires companies to (i) recognize an impairment loss if the carrying amount of a long-lived asset is not recoverable based on its undiscounted future cash flows and (ii) measure an impairment loss as the difference between the carrying amount and the fair value of the asset. The Company does not believe that any of its long-lived assets or intangibles are impaired as of March 31, 2008.

Warranty

        The Company's polysilicon products are sold with a standard warranty typically for a period not exceeding twenty-four months from delivery. The Company's PV products are generally sold with a standard warranty for a period equal to the shorter of: (i) twelve months from the date of acceptance by the customer; or (ii) fifteen months from the date of shipment. A provision for estimated future costs relating to warranty expense is recorded when products are recognized as revenue.

        The following table presents warranty activities:

	Year Ended March 31, 2008	Year Ended March 31, 2007	For the Period January 1, 2006 through March 31, 2006	For the Period April 1, 2005 through December 31, 2005
	(Successor)	(Successor)	(Successor)	(Predecessor)
Product warranty liability, beginning of the period	$977	$581	$520	$226
Accruals for new warranties issued	1,876	872	75	492
Payments under warranty	(896)	(476)	(14)	(198)

Product warranty liability, end of period	$1,957	$977	$581	$520

Income Taxes

        The Company provides for income taxes under SFAS No. 109, Accounting for Income Taxes (SFAS No. 109). Under SFAS No. 109, the liability method is used in accounting for income taxes.

GT Solar International, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

March 31, 2008
(In thousands, except share and per share data)

2.    Significant Accounting Policies (Continued)

Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is recorded on deferred tax assets unless realization is considered more likely than not.

        Effective April 1, 2008, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. This interpretation prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. The impact of adoption of FIN 48 is more fully described in Note 10. The Company recognizes interest expense and penalties related to unrecognized tax benefits within income tax expense.

Derivative Financial Instruments and Hedging Instruments

        In December 2006, the Company began entering into forward foreign exchange contracts to offset certain operational exposures from the impact of changes in foreign exchange rates. Such exposures result primarily from purchase orders for inventory and equipment that are denominated in currencies other than the U.S. dollar, primarily the Euro. These foreign exchange forward contracts are entered into to support purchases made in the normal course of business, and accordingly, are not speculative in nature. The Company's hedges relate to anticipated transactions, are designated and documented at the inception of the respective hedges as cash flow hedges in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities and are evaluated for effectiveness quarterly.

        The Company records all derivative financial instruments in the consolidated financial statements in other current assets or accrued liabilities, depending on their net position, at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of the derivative financial instruments are either recognized periodically in earnings or in stockholders' equity as a component of accumulated other comprehensive income (AOCI) or loss depending on whether the derivative financial instrument qualifies for hedge accounting. All of the foreign currency forward contracts have been designated and qualify as cash flow hedges. The effective portion of any changes in the fair value of the derivative instruments is recorded in AOCI until the hedged transaction occurs or the recognized currency transaction affects earnings. Once the hedged transaction occurs or the recognized currency transaction affects earnings, the effective portion of any related gains or losses on the cash flow hedge is reclassified from AOCI to the Company's Consolidated Statements of Operations. Changes in fair values of derivatives not qualifying for hedge accounting are reported in earnings as they occur. The Company classifies the cash flows from hedging transactions in the same categories as the cash flows from the respective hedged items.

        Derivative financial instruments involve, to a varying degree, elements of market and credit risk not recognized in consolidated financial statements. The market risk associated with these instruments resulting from currency exchange rate or interest rate movements is expected to offset the market risk of the underlying transactions, assets and liabilities being hedged.

GT Solar International, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

March 31, 2008
(In thousands, except share and per share data)

2.    Significant Accounting Policies (Continued)

        The counterparty to the agreements relating to the Company's foreign exchange instruments are major international financial institutions with high credit ratings. The Company does not believe that there is significant risk of nonperformance by the counterparties because the Company monitors the credit rating of such counterparties. While the contract or notional amounts of derivative financial instruments provide one measure of the volume of these transactions, they do not represent the amount of the Company's exposure to credit risk. The amounts potentially subject to credit risk (arising from the possible inability of the counterparty to meet the terms of the contracts) are generally limited to the amounts, if any, by which the counterparty's obligations under the contracts exceed the obligations of the Company to the counterparty. As of March 31, 2008 the Company had Euro ("EUR") denominated and Swiss Franc ("CHF") denominated forward foreign exchange contracts with notional amounts of EUR 86,626 and CHF 9,773 respectively. As of March 31, 2008, the fair value and carrying amount of forward foreign currency exchange contracts was approximately $6.2 million and are included in other current assets. These contracts expire within twelve months.

Accumulated Derivative Gains or Losses

        The following table summarizes activity in accumulated other comprehensive income (loss) related to derivatives classified as cash flow hedges held by the Company during the years ended March 31, 2008 and 2007:

	Year Ended March 31, 2008	Year Ended March 31, 2007
Balance at beginning of period	$(18)	$—
Net gain (loss) on changes in fair value of derivatives, net of tax effect of ($3,798) and $12, respectively	5,575	(18)

Balance at end of period	$5,557	$(18)

        During the years ended March 31, 2008 and 2007, the Company did not recognize any gains or losses to earnings with respect to its derivative cash flow hedges as the underlying hedged transactions had not yet affected earnings. Approximately $4,783 of the accumulated income will be reclassified into earnings over the next twelve months.

Net Income (Loss) Per Share of Common Stock

        Basic income (loss) per share is computed based only on the weighted average number of common shares outstanding during the period. Diluted income (loss) per share is computed using the weighted average number of common shares outstanding during the period, and when dilutive, potential common share equivalents from options and warrants and non-vested restricted stock (using the treasury-stock method), and potential common shares from convertible securities (using the if-converted method). Because the Company reported a net loss for all periods presented prior to fiscal year ended March 31, 2008, all potential common shares have been excluded from the computation of the dilutive net loss per share for those periods because the effect would have been antidilutive.

GT Solar International, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

March 31, 2008
(In thousands, except share and per share data)

2.    Significant Accounting Policies (Continued)

        The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended March 31, 2008	Year Ended March 31, 2007	For Period from January 1, 2006 through March 31, 2006	For Period from April 1, 2005 through December 31, 2005
	(Successor)	(Successor)	(Successor)	(Predecessor)
Basic:
Net income (loss)	$36,105	$(18,355)	$(6,934)	$(14,900)
Weighted average shares outstanding	8,370,000	8,370,000	8,370,000	306,126
Income (loss) per share	$4.31	$(2.19)	$(0.83)	$(48.67)
Diluted:
Net income (loss)	$36,105	$(18,355)	$(6,934)	$(14,900)
Weighted average shares outstanding	8,370,000	8,370,000	8,370,000	306,126
Assumed exercise of common stock equivalents	104,048	—	—	—
Weighted average common and common equivalent shares	8,474,048	8,370,000	8,370,000	306,126
Income (loss) per share	$4.26	$(2.19)	$(0.83)	$(48.67)

        Potential common stock equivalents excluded from the calculation of dilutive earnings per share because the effect would have been antidilutive are as follows:

	Year Ended March 31, 2008	Year Ended March 31, 2007	For Period from January 1, 2006 through March 31, 2006	For Period from April 1, 2005 through December 31, 2005
	(Successor)	(Successor)	(Successor)	(Predecessor)
Outstanding stock options	—	66,671	—	231,251
Series A preferred stock	—	—	—	80,379
Class B common stock	—	—	—	1,226
Warrants to purchase Series A preferred stock	—	—	—	222,579

GT Solar International, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

March 31, 2008
(In thousands, except share and per share data)

2.    Significant Accounting Policies (Continued)

Share-Based Compensation

        Effective April 1, 2006, the Company adopted the provisions of SFAS No. 123(R), Share-Based Payment ("SFAS No. 123(R)"), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based on the estimated fair market values of the underlying instruments. Accordingly, stock-based compensation cost is measured at the grant date, based upon the fair value of the award, and is recognized as expense on a straight line basis over the requisite employee service period.

        The Company adopted SFAS No. 123(R) using the modified prospective transition method, which requires the application of the standard as of April 1, 2006. Accordingly, the Company's consolidated financial statements as of and for the years ended March 31, 2008 and 2007 reflect the impact of SFAS No. 123(R). In accordance with the modified prospective transition method, the Company's consolidated financial statements for the prior periods have not been restated for this adoption. Stock-based compensation cost capitalized as part of inventory is insignificant for all periods presented. Share-based compensation expense related to options issued to employees recognized under SFAS No. 123(R) for the year ended March 31, 2008 and 2007 was as follows:

	Year Ended March 31, 2008	Year Ended March 31, 2007
Costs of revenues	$235	$118
Research and development	482	176
Selling and marketing	291	135
General and administrative	378	141

Total	$1,386	$570

        Compensation expense for the years ended March 31, 2008 and 2007 pertains to the share-based payment awards granted subsequent to April 1, 2006, based on the grant-date fair value estimated in accordance with SFAS No. 123(R). The Company performs contemporaneous valuations in connection with share-based awards.

        The Company has selected the Black Scholes option pricing model to value its options. The weighted average estimated fair value per share of employee stock options granted during the years ended March 31, 2008 and 2007, was determined to be $48.55 and $18.41, respectively, using the Black Scholes model with the following underlying assumptions:

	Year Ended March 31, 2008	Year Ended March 31, 2007
Expected volatility	48.0%	67.6%
Weighted average risk-free interest rate	3.66%	5.07%
Expected dividend yield	0.0%	0.0%
Weighted average expected life (in years)	6.1	6.1

        The Company has estimated its expected stock price volatility based on historical volatility calculations for a group of comparable peer companies. The weighted average risk free interest rate

GT Solar International, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

March 31, 2008
(In thousands, except share and per share data)

2.    Significant Accounting Policies (Continued)

reflects the rates of U.S. government securities appropriate for the term of the Company's stock options at the time of grant. The weighted average expected term of 6.1 years is based on the average of the vesting term and the ten year contractual lives of all options awarded after April 1, 2006.

        On January 2, 2008, 5,000 shares of restricted stock were awarded by the Company's compensation committee. At the time of the award, the shares had an estimated value of approximately $479,000. One quarter of the shares of restricted stock vest on January 2, 2009, the first anniversary of the award, and 1/48th of the shares vest at the end of each month subsequent to January 2, 2009. A participant granted restricted stock generally has all of the rights of a stockholder, unless the compensation committee determines otherwise. For the fiscal year ended March 31, 2008, the Company recorded approximately $28,000 of expense attributable to restricted stock. As of March 31, 2008, there was approximately $451,000 of unearned compensation related to nonvested restricted stock awards. This expense is subject to future adjustments for vesting and forfeitures and will be recognized on a straight-line basis over the remaining period of 45 months.

        Share-based compensation expense recognized in the consolidated statement of operations for the years ended March 31, 2008 and 2007 is based on awards ultimately expected to vest; therefore, it has been reduced for estimated forfeitures (estimated at approximately 6% for both periods). SFAS No. 123(R) requires forfeitures to be estimated at the time of initial grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company estimates forfeitures based on its historical activity, as it believes that these forfeiture rates are indicative of its expected forfeiture rate.

        As of March 31, 2008, the Company had total unrecognized compensation expense related to unvested stock options of approximately $14.0 million, which will be recognized over an estimated weighted-average remaining requisite service period of 3.5 years. During the year ended March 31, 2008, the Company granted 212,331 options with an estimated total fair market value at grant date of approximately $11.3 million, after estimated forfeitures. During the year ended March 31, 2007, the Company granted 196,992 options with an estimated total fair market value at grant date of approximately $3.4 million, after estimated forfeitures.

        The Company accounts for equity instruments issued to non-employees in accordance with SFAS No. 123, Emerging Issues Task Force Issue No. 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services and Financial Accounting Standards Board Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans. Accordingly, as these equity instruments vest, the Company will be required to remeasure the fair value of the equity instrument at each reporting period prior to vesting and finally at the vesting date of the equity instruments. Stock-based compensation recognized with respect to equity instruments issued to non-employees for the years ended March 31, 2008 and 2007 was $1,324 and $659, respectively, and is included in general and administrative expenses.

        For periods prior to April 1, 2006 the Company has elected to follow the intrinsic value method as defined in Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock options. Under APB No. 25, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. Compensation expense is recorded for

GT Solar International, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

March 31, 2008
(In thousands, except share and per share data)

2.    Significant Accounting Policies (Continued)

stock options awarded to employees and directors to the extent that the option exercise prices are less than the common stock's fair market value on the date of grant, where the number of shares and exercise price are fixed. The difference between the fair value of the Company's common stock and the exercise price of the stock option, if any, is recorded as deferred compensation and is amortized to compensation expense over the vesting period of the underlying stock option. However, SFAS No. 123, Accounting for Stock-based Compensation, required presentation of proforma information as if the Company had accounted for its employee unit options under the 'fair value' method of that statement. All options granted since December 31, 2005 have been accounted for under the fair value method and all options of the Predecessor were redeemed at fair value in connection with the Acquisition (see Note 3), therefore the Company did not need to provide additional disclosure for the transition from the intrinsic value approach to the fair value approach.

        Option valuation models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

        There were no options granted for the period January 1, 2006 through March 31, 2006. The following weighted-average assumptions were made for grants for the period April 1, 2005 through December 31, 2005:

For the Period April 1, 2005 through December 31, 2005
(Predecessor)
Dividend yield	0.0%
Expected life of options (years)	4.0
Risk-free interest rate	3.6%

        In conjunction with the Acquisition more fully described in Notes 1 and 3, certain classes of shares of GT Solar Holdings, LLC were issued to key employees of the Company, a portion of which were subject to continuing employment vesting over three- and four-year periods. As a result of these ownership interests, these employees are entitled to participate in distributions from GT Solar Holdings, LLC. The fair value of these ownership interests was determined by management by using a modeling technique that considers the relative value of each class of share under various terminal value scenarios. Assumptions used in the calculation include a time period of three years and an estimated volatility of 75%. The Company has recorded compensation expense related to these ownership interests in the amount of $101, $408 and $2,998 for the years ended March 31, 2008 and 2007 and for the period from January 1, 2006 through March 31, 2006, respectively. The remaining unamortized compensation expense related to these shares is approximately $77 as of March 31, 2008.

GT Solar International, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

March 31, 2008
(In thousands, except share and per share data)

2.    Significant Accounting Policies (Continued)

Revenue Recognition

        The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition, or SAB 104. In addition to the matters discussed in the following paragraphs, the Company recognizes revenue provided title and risk of loss have passed to the customer, evidence of an arrangement exists, fees are contractually fixed or determinable, collectibility is reasonably assured through historical collection results and regular credit evaluations, and there are no uncertainties regarding customer acceptance. The Company's revenue recognition policies for its established products differs from its newer products.

        For most products, a portion of the total purchase price (typically 10%) is not due until installation occurs and the customer submits a formal written acceptance of the product. For products the Company considers to be "established", the Company recognizes upon delivery revenue equal to the lesser of the amount allocated to the equipment or the contractual amount due (typically 90%) with the remainder recognized as revenue upon the receipt of formal written customer acceptance. For products the Company considers to be "new", the entire amount is recorded as revenue upon the receipt of formal written customer acceptance or at the time the product is determined to be established.

        Products are classified as "established" products if post-delivery acceptance provisions and the installation process have been determined to be routine, due to the fact that the acceptance provisions are generally a replication of pre-shipment procedures. The majority of products are manufactured to meet contractual customer specifications which generally differ insignificantly from the core functionality of the equipment. To ensure contractual performance levels are satisfied, the products often are tested at the Company's manufacturing facility prior to shipment. To the extent that customers' conditions cannot be replicated in the Company's facilities or if there is not a demonstrated history of meeting newer customer specifications, then the product is treated as "new" for revenue recognition purposes.

        In determining when a "new" product is considered "established", the Company considers several factors including: the stability of the product's technology, the ability to test the product prior to shipment, successful installations at customers' sites, and the performance results once installed. The Company generally believes that the above coupled with a minimum of 3-5 successful customer installations and acceptances is necessary to support the conclusion that there are no uncertainties regarding customer acceptances and that the installation process can be considered perfunctory. These factors as well as the consideration of the ease of installation in different customer environments are all taken into consideration in determining whether a product should be classified as "established".

        The majority of the Company's contracts involve the sale of equipment and services under multiple element arrangements. As provided for in Emerging Issues Task Force (EITF) No. 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF No. 00-21") revenue under multiple element arrangements is allocated to all elements based upon their relative fair values. To be considered a separate element, the product or service in question must represent a separate unit of accounting, and fulfill the following criteria: "(a) the delivered item(s) has value to the customer on a standalone basis; (b) there is objective and reliable evidence of the fair value of the undelivered item(s); and (c) if the arrangement includes a general right of return relative to the delivered item, delivery or performance

GT Solar International, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

March 31, 2008
(In thousands, except share and per share data)

2.    Significant Accounting Policies (Continued)

of the undelivered item(s) is considered probable and substantially in the control of the Company." The Company's sales arrangements do not include a general right of return.

        As a part of its revenue arrangements, the Company often sells certain equipment for which the Company has not been able to obtain objective evidence of fair value pursuant to EITF No. 00-21. If objective evidence does not exist for the undelivered elements of the arrangement, all revenue is deferred until such evidence does exist, or until all elements are delivered, whichever is earlier assuming all other revenue recognition criteria are met. Once there is objective evidence of the fair value of undelivered elements, the amount allocated to equipment and parts is based on a residual method. Under this method, the total arrangement value is allocated first to undelivered elements, based on their fair values, with the remainder being allocated to equipment revenue.

        The Company has determined that installation and training services are not integral to the stand-alone value of the established products. The Company typically performs training at the same time as the installation process. The value of undelivered installation and training services is deferred at an amount that is the greater of (i) the estimated fair value of the installation or (ii) the portion of the sales price that will not be received until the installation is completed. The amount allocated to installation and training is based upon the fair value of the service performed, including labor, which is based upon the estimated time to complete the installation and training at hourly rates.

        The Company periodically enters into turnkey contracts where it provides all of the equipment necessary for a complete production line, whether equipment is manufactured by the Company or not. For turnkey contracts, revenue recognition is based upon production line acceptance, which requires an acceptance test period after all individual items are installed and accepted. Revenue is deferred until the specified output has been achieved which is determined through specific contractual testing measures and overall customer acceptance. Revenue is not recognized upon the delivery and acceptance of any individual element.

        Spare parts revenue is generally recognized upon shipment, and services revenue is generally recognized as the services are provided.

Deferred Revenue and Deferred Costs

        Deferred revenue includes amounts that have been billed per the contractual terms but have not been recognized as revenue. Deferred costs represent the product costs related to deferred revenues. The Company had deferred revenues of $164,190 and $64,667 and corresponding deferred gross profits of $59,036 and $23,423 as of March 31, 2008 and 2007, respectively.

Research and Development Income Grant

        The Company currently has several research and development grants outstanding with various federal agencies. These grants represent cost sharing arrangements with the agency under which the Company is reimbursed for costs related to the relevant development project. Income associated with these grants is recorded as an offset to the related costs on the statement of operations and totaled $335, $210, $70 and $240 for the years ended March 31, 2008 and 2007, the period from January 1,

GT Solar International, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

March 31, 2008
(In thousands, except share and per share data)

2.    Significant Accounting Policies (Continued)

2006 through March 31, 2006 and the period from April 1, 2005 through December 31, 2005, respectively.

Shipping and Handling Costs

        The Company classifies third-party shipping costs as a component of cost of goods sold in its consolidated statements of operations. Amounts billed to customers for shipping and handling costs are included in net revenues in the consolidated statements of operations.

Other Expense—net

        In the years ended March 31, 2008 and 2007, the Company incurred approximately $1,647 and $5,830, respectively, of costs related to a private placement and an initial public offering ("IPO").

        As the private placement was abandoned in November 2006 and the Company did not expect to receive proceeds from the IPO, these costs are included in "other expense" in the periods incurred.

Research and Development Costs

        Research and development costs are expensed as incurred.

Recently Issued Accounting Pronouncements

        In September 2006, the FASB issued Statement No. 157, Fair Value Measurements ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the impact that SFAS No. 157 will have on its financial position and results of operations.

        In February 2007, the FASB released SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liability ("SFAS No. 159"). SFAS No. 159 allows entities to measure many financial instruments and certain other items at their fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for the Company's fiscal year beginning on April 1, 2008. The Company is currently evaluating the requirements of SFAS No. 159 and has not yet determined the impact that it might have on its financial position and results of operations.

        In June 2007, the EITF issued EITF Issue No. 07-03, Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities ("EITF Issue No. 07-03"). EITF Issue No. 07-03 addresses the diversity which exists with respect to the accounting for the nonrefundable portion of a payment made by a research and development entity for future research and development activities. Under EITF Issue No. 07-03 an entity would defer and capitalize nonrefundable advance payments made for research and development activities until the related goods are delivered or the related services are performed. EITF Issue No. 07-03 is effective for fiscal years beginning after December 15, 2007 and interim periods within those years. The Company does not

GT Solar International, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

March 31, 2008
(In thousands, except share and per share data)

2.    Significant Accounting Policies (Continued)

expect the adoption of EITF Issue No. 07-03 to have a material impact on its financial position or results of operations.

        In December 2007, the FASB issued SFAS No. 141R, "Business Combinations," or SFAS No. 141R. This pronouncement establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired in the business combination or a gain from a bargain purchase, and also establishes disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141R becomes effective for business combinations entered into during fiscal years beginning on or after December 31, 2008 and thereafter and does not have any impact on business combinations prior to such date.

        In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an Amendment of APB No. 51," or SFAS No. 160. This pronouncement requires noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. SFAS No. 160 becomes effective for fiscal years beginning on or after December 31, 2008 and interim periods therein. The Company has not yet completed its evaluation of the impact of SFAS No. 160.

        In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities. SFAS No. 161 changes the disclosure requirements for derivative instruments and hedging activities. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008. Since SFAS No. 161 only addresses disclosure requirements, the adoption of SFAS No. 161 will have no impact on the Company's consolidated results of operation or consolidated financial position.

3.    Business Combination

        In accordance with SFAS No. 141, Business Combinations, the Company records acquisitions under the purchase method of accounting. Accordingly, the purchase price is allocated to the tangible assets and liabilities and intangible assets acquired, based on their estimated fair values. The excess purchase price which was allocated to goodwill was supported by the Company's intellectual capital, industry expertise and position within the photovoltaic market. The Company believes that the acquisition will result in several economic benefits that will support the recognition of goodwill in excess of the fair value of assets purchased and liabilities assumed. Under SFAS No. 142, Goodwill and Other Intangible Assets, goodwill and purchased intangibles with indefinite lives are not amortized but are reviewed for impairment annually, or more frequently, if impairment indicators arise. Purchased intangibles with definite lives are amortized over their respective useful lives. The amortization expense related to intangible assets recorded in conjunction with the Acquisition is not deductible for income tax purposes.

        Effective January 1, 2006, all of the outstanding capital stock of the Predecessor was acquired by GT Solar Holdings, LLC for approximately $83,000. The acquisition was financed by the issuance of debt and the sale of shares (see Notes 8 and 12).

GT Solar International, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

March 31, 2008
(In thousands, except share and per share data)

3.    Business Combination (Continued)

        The total purchase price of approximately $83,000, including related acquisition costs of approximately $96, was allocated as follows:

Assets:
Current assets	$27,936
Fixed assets	6,014
Intangible assets (see Note 4)	30,300
Goodwill	43,190

Total assets acquired	107,440
Current liabilities assumed	14,452
Deferred tax liabilities	10,129

Net assets acquired	$82,859

        The current assets includes a step-up of $2,478 to record the inventory at fair value at the date of purchase. This step-up is carried in inventory at March 31, 2007 and March 31, 2006, as it relates to revenue that was deferred at March 31, 2007. The step-up was expensed to cost of revenue during the year ended March 31, 2008. The Company also recorded $1,401 for the fair value of unrecorded receivables related to the outstanding installation portion of contracts at the date of purchase, of which $23, $491 and $887 was invoiced in the years ended March 31, 2008 and 2007 and the period from January 1, 2006 through March 31, 2006, respectively. The Company also recorded a step-up of $727 to record property, plant and equipment at their respective fair values. This step-up will be depreciated over the remaining expected lives of the underlying assets.

        The balance sheet of the Predecessor at December 31, 2005, included deferred revenue of $7,208. The Predecessor had recorded deferred revenue as provided for in EITF No. 00-21, "Revenue Arrangements with Multiple Deliverables," relating to products that had been shipped and installed and was pending customer acceptance to recognize the revenue. EITF 01-03, "Accounting in a Business Combination for Deferred Revenue of an Acquiree," provides that the Successor should recognize a liability related to deferred revenue of a Predecessor only if that deferred revenue represents a legal obligation assumed by the Successor. Since there was no legal obligation to assume, the $7,208 was not included in the deferred revenue on the Successor's opening books. Additionally, inventory totaling $3,457 representing the cost of goods sold for the deferred revenue was not valued on the Successor's Consolidated Balance Sheets at January 1, 2006. The corresponding $3,751 of net profit reduced the value of Goodwill as of January 1, 2006 and will not be recorded in future earnings.

        Acquisition related expenses, incurred by the Predecessor, of approximately $3,400 were included in "other expense" in the Consolidated Statement of Operations for the Predecessor for the period April 1, 2005 through December 31, 2005.

GT Solar International, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

March 31, 2008
(In thousands, except share and per share data)

4.    Intangible Assets

        Acquired intangible assets subject to amortization consisted of the following at March 31:

	2008			2007
	Gross Carrying Amount	Accumulated Amortization	Amortization Period	Gross Carrying Amount	Accumulated Amortization
Customer relationships	$4,200	$1,575	6 years	$4,200	$875
Technology	7,550	3,286	3–5 years	7,025	1,708
Order backlog	15,800	15,800	1.25 years	15,800	15,800
Trade names	2,400	900	6 years	2,400	500
Supplier relationships	1,100	495	5 years	1,100	275
Non-compete agreements	300	270	2.5 years	300	150

	$31,350	$22,326		$30,825	$19,308

        Amortization expense for intangible assets was $3,018 and $15,446, for the years ended March 31, 2008 and 2007, respectively, $3,862 for the period January 1, 2006 through March 31, 2006, and $118 for the period April 1, 2005 through December 31, 2005. Estimated amortization expense for the next five years ending March 31 is as follows: $3,034 in 2009, $2,879 in 2010, $2,285 in 2011, $826 in 2012 and $0 in 2013. As of March 31, 2008, the weighted average remaining life of intangible assets approximates 3.1 years.

5.    Notes Receivable

        At March 31, 2007, the Company had two notes receivable, due from two customers, totaling $2,347 relating to the sale of equipment. The notes bore interest at 9% and required monthly or quarterly payments of principal and interest. The notes matured and were paid in July 2007 and January 2008.

6.    Inventories

        Inventories consist of the following at March 31:

	2008	2007
Raw materials	$17,729	$3,978
Work-in-process	10,128	2,113
Finished goods	9,661	2,528

	$37,518	$8,619

GT Solar International, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
March 31, 2008
(In thousands, except share and per share data) (Continued)

7.    Property, Plant and Equipment

        Property, plant and equipment consists of the following at March 31:

	2008	2007
Land	$1,074	$1,074
Land improvements	326	295
Building	4,285	3,660
Leasehold improvements	407	205
Manufacturing equipment	1,806	1,260
Computer equipment	1,153	310
Software	2,590	772
Furniture and fixtures	456	284

	12,097	7,860
Less accumulated depreciation	(1,664)	(753)

	$10,433	$7,107

        Software cost incurred as part of an enterprise resource systems project of $1,684 were capitalized during the year ended March 31, 2008 and will be amortized over an anticipated useful life of approximately three years once completed.

        Depreciation expense for the years ended March 31, 2008 and 2007, the period January 1, 2006 through March 31, 2006 and for the period April 1, 2005 through December 31, 2005, was approximately $1,034, $621, $133, and $314, respectively.

8.    Debt

Senior Secured Promissory Note Payable

        As part of the acquisition of GT Solar Incorporated and Subsidiary (formerly GT Equipment Technologies, Inc.) (Note 3), the Company entered into a Senior Secured promissory note payable with certain shareholders of GT Solar Holdings, LLC in the amount of $15,000. The terms of this note provided for monthly payments of interest at the LIBOR rate plus 3.25%, and for full payment of the principal amount upon the maturity date of April 30, 2006. On April 1, 2006, this note was repaid and replaced with a new $15,000 Senior Secured Exchangeable Note Payable, which was to mature on September 15, 2008, with certain shareholders of GT Solar Holdings, LLC. This note bore interest at 14%, with quarterly cash interest payments at 8%, and the remainder added to the outstanding principal balance. Additionally the outstanding principal can be exchanged for certain shares of GT Solar Holdings, LLC. On April 23, 2007, the Company repaid its Senior Secured Exchangeable Note using available operating cash.

Lines of Credit

        On April 23, 2007, the Company entered into a revolving credit facility that provided for aggregate borrowing of up to $40.0 million, subject to covenant compliance, sublimits and allowances and, as of that date, the Company had approximately $38.3 million of outstanding letters of credit and no

GT Solar International, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
March 31, 2008
(In thousands, except share and per share data) (Continued)

8.    Debt (Continued)

outstanding borrowings. The Company increased this credit facility by $20,000 and $10,000 in June and August 2007, respectively. Subsequent to March 31, 2007, the Company had received a waiver for violation of its covenant related to timely delivery of audited financial statements, and had violated certain other technical defaults which were cured by the termination of the facility on September 24, 2007. The Company elected to terminate this credit facility and collateralized approximately $68.4 million of letters of credit outstanding under this facility with restricted cash.

        In April 2006, the Company entered into a $15,000 credit facility with Silicon Valley Bank for the purpose of, among other things, securing standby letters of credit. At March 31, 2007, the Company had approximately $25,000 of standby letters of credit outstanding under the facility. Of the approximately $25,000 in outstanding standby letters of credit, $15,000 was covered by the credit facility and the remaining balance of approximately $10,000, was collateralized by restricted cash and bore interest at Silicon Valley Bank's prime rate, which was 8.25% at March 31, 2007. Availability under the facility was subject to various covenants, including minimum profitability and a minimum current ratio. The Company was in compliance with all such covenants as of March 31, 2007. This facility was terminated in April 2007 in connection with the new revolving credit facility described above.

Note Payable

        As part of the purchase of intangible assets during the year ended March 31, 2005, the Company entered into a note payable with the seller in the amount of $1,500. The terms of the agreement did not require interest payments (interest-free). The amount was repaid in monthly installments of $75 and was fully repaid under the terms of the agreement as of December 31, 2005.

Term Note Payable

        On November 8, 2004, the Company completed the refinancing of certain debt with a bank under a Credit and Security Agreement and Term Note in the amount of $3,200 (the "Agreements"). Borrowings under the Agreements bore interest at the bank's prime rate (5.75% at March 31, 2005) plus 2%, were secured by substantially all assets of the Company, and were personally guaranteed by certain of the Company's stockholders. This term note was repaid fully in December 2005 and the related Agreements were cancelled.

9.    Employee Benefit Plan

        The Company has in effect a 401(k) employee savings plan for its eligible employees. Eligible employees may elect to contribute a percentage of their salaries up to the annual Internal Revenue Code maximum limitations. The Plan allows the Company to make discretionary matching contributions for its participating employees. For the years ended March 31, 2008 and 2007 and the period January 1, 2006 through March 31, 2006, the Company made discretionary contributions of $186, $101 and $23, respectively. For the period April 1, 2005 through December 31, 2005, the Company elected not to make any discretionary contributions.

GT Solar International, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
March 31, 2008
(In thousands, except share and per share data) (Continued)

10.    Income Taxes

        Significant components of the Company's deferred tax assets and liabilities at March 31 are as follows:

	2008	2007
Deferred tax assets:
Allowance for doubtful accounts	$12	$54
Accrued expenses	994	502
Stock option compensation	830	1,837
Deferred profit	27,848	10,412

Total deferred tax assets	29,684	12,805
Valuation allowance	—	(4,042)

Net deferred tax assets	29,684	8,763
Deferred tax liabilities:
Intangibles	2,653	3,766
Fixed assets	727	586

	3,380	4,352

Net deferred tax assets	$26,304	$4,411

        Significant components of the provision for (benefit from) income taxes are as follows:

	Year Ended March 31, 2008	Year Ended March 31, 2007	For the period from January 1, 2006 through March 31, 2006	For the period from April 1, 2005 through December 31, 2005
	(Successor)	(Successor)	(Successor)	(Predecessor)
Current:
Federal	$30,426	$4,667	$—	$—
State	8,455	1,645	—	—
Foreign	226	—	—	—

Total current	39,107	6,312	—	—

Deferred:
Federal	(18,527)	(6,379)	(2,063)	—
State	(6,089)	(1,749)	(564)	—
Foreign	(27)	—	—	—

Total deferred	(24,643)	(8,128)	(2,627)	—

Total provision (benefit)	$14,464	$(1,816)	$(2,627)	—

GT Solar International, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
March 31, 2008
(In thousands, except share and per share data) (Continued)

10.    Income Taxes (Continued)

        Changes in deferred tax valuation allowances are as follows:

	Year Ended March 31, 2008	Year Ended March 31, 2007	For the period from January 1, 2006 through March 31, 2006	For the period from April 1, 2005 through December 31, 2005
	(Successor)	(Successor)	(Successor)	(Predecessor)
Balance at beginning of period	$4,042	$—	$—	$3,622
Increase (decrease) in valuation allowance	(4,042)	4,042	—	(3,622)

Balance at end of period	$—	$4,042	$—	$—

        Income (loss) before provision for income taxes is as follows (in thousands):

	Year Ended March 31, 2008	Year Ended March 31, 2007	For the Period January 1, 2006 through March 31, 2006	For the Period April 1, 2005 through December 31, 2005
	(Successor)	(Successor)	(Successor)	(Predecessor)
Domestic	$49,330	$(20,171)	$(9,561)	$(14,900)
Foreign	1,239	—	—	—

Total	$50,569	$(20,171)	$(9,561)	$(14,900)

        The U.S. federal income tax rate is reconciled to the Company's effective tax rate as follows:

	Year Ended March 31, 2008 (Successor)		Year Ended March 31, 2007 (Successor)		For the Period From January 1, 2006 through March 31, 2006 (Successor)		For the Period From April 1, 2005 through December 31, 2005 (Predecessor)
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Tax at federal statutory rate	$17,699	35.0%	$(6,858)	(34.0)%	$(3,251)	(34.0)%	$(5,066)	(34.0)%
State income tax, net of U.S. federal benefit	1,538	3.0	(69)	(0.3)	(372)	(3.9)	—	—
Valuation allowances	(2,863)	(5.6)	3,469	17.2	—	—	4,055	27.2
Tax exempt municipal interest	(665)	(1.3)
IRC Section 199 deduction	(1,940)	(3.8)
Foreign income taxes at rates different than domestic rates	(248)	(0.5)
Non-deductible stock offering costs	576	1.1	1,237	6.1	—	—	978	6.6
Non-deductible stock compensation	520	1.0	321	1.6	1,019	10.7	—	—
Other	(153)	(0.3)	84	0.4	(23)	(0.3)	33	0.2

	$14,464	28.6%	$(1,816)	(9.0)%	$(2,627)	(27.5)%	$—	—

GT Solar International, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
March 31, 2008
(In thousands, except share and per share data) (Continued)

10.    Income Taxes (Continued)

        As of March 31, 2008 and 2007, the Company had approximately $29,684 and $12,805, respectively, of total deferred tax assets relating to deferred profits and other temporary differences that are available to reduce income taxes in future years. SFAS No. 109 requires that a valuation allowance be established when it is "more likely than not" that all or a portion of deferred tax assets will not be realized. A review of all available positive and negative evidence needs to be considered, including a company's performance, the market environment in which the company operates, length of carryback and carryforward periods, and projections of future operating results. Where there are cumulative losses in recent years, under SFAS No. 109 there is a strong presumption that a valuation allowance is needed. The presumption can be overcome in very limited circumstances.

        The Company had incurred approximately $4,667 of federal tax liabilities as of March 31, 2007. The Company determined that approximately $4,411 of the $4,667 would be available for refund if operations for the fiscal year ended March 31, 2008 resulted in a loss for income tax purposes. As a result, a valuation allowance as of March 31, 2007 of $4,042 was established to reduce the carrying value of net deferred tax assets to $4,411. The Company's profitability during the fiscal year ended March 31, 2008 and forecasts for future periods provided sufficient evidence, in accordance with SFAS No. 109, to support the ultimate realization of income tax benefits attributable to deferred profits and other deductible temporary differences as of March 31, 2008, and therefore a reduction in the valuation allowance of $4,042 was recorded and the carrying value of deferred tax assets was restored, resulting in a non-cash credit to earnings.

        For the year ended March 31, 2008, the Company recorded a reduction in current federal taxes based upon a Domestic Production Activities Deduction as set out in Section 199 of the U.S. Internal Revenue Code ("IRC Section 199 deduction") that is based upon a percentage of the income earned from manufacturing activities undertaken in the United States. Deductions under IRC Section 199 are not temporary differences and therefore deferred taxes have not been provided for this tax benefit.

        In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainties in Income Taxes—an interpretation of FASB Statement No. 109" (FIN 48) that clarifies the accounting for uncertainty in income taxes by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted the provisions of FIN 48 on April 1, 2007, and recognized no increase in tax liabilities as a result of the implementation of FIN 48. There have been no changes to the Company's FIN 48 position during the year ended March 31, 2008. Interest and penalties, if any, related to tax matters are recorded as a component of income tax expense.

        The Company files income tax returns in the US federal jurisdiction and various state jurisdictions. With few exceptions, the Company is no longer subject to US federal income tax examinations by the Internal Revenue Service or state and local income tax examinations for years before the fiscal year ended March 31, 2005.

        The Company operates a wholly-owned subsidiary in the Pudong New District of the Peoples Republic of China. The applicable income tax rate through December 31, 2007 was 15%, pursuant to Paragraph 5 of Regulation of Pudong New District on Encouraging Foreign Investors to establish their companies in the District (the "tax holiday"). The tax holiday expired on December 31, 2007 and the new statutory was increased to 25% and will remain at that level for the foreseeable future.

GT Solar International, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

March 31, 2008
(In thousands, except share and per share data)

11.    Commitments and contingencies

Lease commitments

        The Company has entered into operating leases for office and warehouse facilities in the United States and China. The terms of these leases range from 18 months to 5 years. Rent expense for the years ended March 31, 2008 and 2007, was $671 and $190, respectively. Minimum annual payments under these agreements are as follows:

Year Ended March 31,	Minimum Annual Payments
2009	$314
2010	227
2011	135
2012	93
2013	—

Contingencies

        Two of the Company's customers have experienced accidents at their respective facilities involving DSS units, the most recent of which occurred in December 2006, and resulted in two deaths. In April, 2007, the Company ceased considering one of these accidents as a contingency. To date, the Company has not received any product liability or other claims with respect to the other claim.

        The Company and its subsidiaries are, from time to time, parties to various legal proceedings and claims including product liability claims that arise in the ordinary course of business. The Company accrues in the accompanying consolidated balance sheets the estimated costs associated with legal proceedings and claims when a liability is probable and estimable. Although the outcome of such matters cannot be predicted with certainty, after consulting with counsel, the Company believes that the ultimate disposition of any existing claims will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

Customer Indemnifications

        In the normal course of business, the Company indemnifies, under pre-determined conditions and limitations, its customers for infringement of third-party intellectual property rights by the Company's products or services. The Company seeks to limit its liability for such indemnity to an amount not to exceed the sales price of the products or services subject to its indemnification obligations. The Company does not believe, based on information available, that it is probable that any material amounts will be paid under these guarantees.

12.    Stockholders' Equity

Common Stock

        In conjunction with the acquisition of the Company by GT Solar Holdings, LLC, the Company amended and restated its By-Laws and Articles of Incorporation, including eliminating the previous classes of common stock and authorizing the issuance of 10,000,000 shares of Common Stock. Prior to

GT Solar International, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

March 31, 2008
(In thousands, except share and per share data)

12.    Stockholders' Equity (Continued)

the acquisition, authorized shares of Class A and Class B Common Stock were 1,000,000 each. The Class B Common Stock had the same rights as Class A, except Class B was non-voting.

        At March 31, 2008, the Company has reserved up to 630,000 shares of Common Stock for issuance under the 2006 Stock Option Plan.

Preferred Stock

        In conjunction with the acquisition of the Company by GT Solar Holdings, LLC, the Company amended and restated its By-Laws and Articles of Incorporation, including eliminating all previously authorized shares of Series A Convertible Preferred Stock.

Stock Option Plans

        In fiscal year 1997, the Company adopted the 1997 Non-qualified Stock Option Plan (the 1997 Plan). In fiscal year 2006, the Company adopted the 2005 Stock Option Plan. Under both plans, options were granted to persons who were, at the time of grant, employees, officers or directors of, or consultants or advisors to, the Company. In connection with the acquisition by GT Solar Holdings, LLC, 244,814 options for Class B common stock of the Company, representing all outstanding options at the acquisition date, were redeemed.

        The Company paid to the option holders an amount equal to the amount calculated as if the options had been exercised in a cashless exercise at the Company's $106.94 per share acquisition price. This payment was subsequently reimbursed by GT Solar Holdings, LLC. The aggregate difference of $24,075, representing the difference between the acquisition price per share and the options' exercise price plus $311 of related payroll taxes borne by the Company, was paid by the Company to the stock option holders and charged to compensation expense in the period April 1, 2005 through December 31, 2005 as follows:

April 1, 2005 through December 31, 2005 (Predecessor)
Costs of revenues	$389
Research and development	132
Selling and marketing	793
General and administrative	22,761

Total	$24,075

        During the period April 1, 2005 through December 31, 2005 the Board of Directors granted options for 20,895 shares of Class B Common Stock.

GT Solar International, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

March 31, 2008
(In thousands, except share and per share data)

12.    Stockholders' Equity (Continued)

        A summary of stock option activity related to the option plans is as follows:

	For the Period From April 1, 2005 through December 31, 2005 (Predecessor)
	Options	Weighted- Average Exercise Price
Outstanding at beginning of year	247,919	$5.99
Granted	20,895	18.37
Cancelled/Expired	(21,817)	(18.30)
Exercised	(2,183)	(13.74)
Redeemed	(244,814)	(5.88)

Outstanding at end of year	—	—

Weighted-average fair value of options granted during the year		$2.44

        On January 1, 2006, the Company adopted the 2006 Stock Option Plan. Under the Plan, options may be granted to persons who are, at the time of grant, employees, officers or directors of, or consultants or advisors to, the Company. The Plan reserves up to 630,000 shares of common stock for issuance upon the exercise of the options. The option price at the date of grant is determined by the Board of Directors based upon contemporaneous valuations. The exercise of options is limited to the provisions of the Plan, but in no case may the exercise period extend beyond ten years from the date of grant.

        Activities under the Plan for the years ended March 31, 2008 and 2007 were as follows:

	Shares Available for Grant	Number of Options Outstanding	Weighted Average Exercise Price
Balances, March 31, 2006	630,000	—
Options granted	(196,992)	196,992	$28.14
Options exercised	—	—	—
Options canceled/expired	14,400	(14,400)	$28.14

Balances, March 31, 2007	447,408	182,592	$28.14
Options granted	(212,331)	212,331	$95.86
Options exercised	—	—	—
Options canceled/expired	10,656	(10,656)	$28.14

Balances March 31, 2008	245,733	384,267	$65.56

        Substantially all options under the Plan vest as follows: one quarter of the options vest on the first anniversary of the award and 1/48th of the options vest at the end of each month during the subsequent three years. The following summarizes information regarding outstanding and exercisable stock options

GT Solar International, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

March 31, 2008
(In thousands, except share and per share data)

12.    Stockholders' Equity (Continued)

as of March 31, 2008 (intrinsic value based on values as estimated by management as of March 31, 2008):

	Stock Options Outstanding			Stock Options Exercisable
Exercise Price	Number	Weighted-Average Remaining Life (in years)	Intrinsic Value	Number	Weighted-Average Exercise Price	Intrinsic Value
$28.14	171,936	8.3	$23,562	74,640	$28.14	$10,229
$95.86	212,331	9.7	14,719	—	—	—

	384,267	9.1	$38,281	74,640	$28.14	$10,229

Warrants

        On December 24, 2001, the Company issued warrants to purchase up to 222,585 shares of Series A Convertible Preferred Stock, at an exercise price of $.001 per share, exercisable from April 1, 2006 through December 24, 2011. All of the outstanding Warrants were cancelled in conjunction with the acquisition by GT Solar Holdings, LLC.

13.    Related Party Transactions

        In March 2002, the Company, through its wholly-owned subsidiary, GT Equipment Holdings Inc., participated in the formation of GT Global LLC, which resulted in a 10% ownership share of that entity. During the periods January 1, 2006 through March 31, 2006 and April 1, 2005 through December 31, 2005, the Company sold certain equipment and parts totaling approximately $78 and $10, respectively, to GT Global LLC. During the year ended March 31, 2007 the Company transferred its interest to a nominee of the majority owner of GT Global, LLC for no consideration based on the Company's determination that the entity had no value.

        The Company periodically engaged the consulting firm of Chartworth LLC, (or Chartworth), which is 27.5% owned by a former officer of the Company who was employed during the period from January 1, 2006 to October 31, 2007. The fees to Chartworth from May 1, 2005 to December 31, 2005 amounted to approximately $190. The fees to Chartworth subsequent to January 1, 2006, amounted to approximately $151 and were for services performed by another Chartworth employee who owns 25% of Chartworth and who in turn joined the Company as a vice president on March 5, 2007.

14.    Segment and Geographical Information

        Due to the recent growth in its Polysilicon line of business, the Company began reporting its results in two segments during the fiscal year ended March 31, 2008: Photovoltaic (PV) Group and Polysilicon Group.

        The PV Group manufactures and sells DSS units, wafer cleaning and etch systems, slurry recovery systems, cell testing and sorting equipment and tabber/stringer machines as well as related services all essential to the production of photovoltaic wafers, cells and modules.

        The Polysilicon Group manufactures and sells CVD reactors and related equipment used to react gases at high temperatures to produce polysilicon, the key raw material used in solar cells. The

GT Solar International, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

March 31, 2008
(In thousands, except share and per share data)

14.    Segment and Geographical Information (Continued)

Polysilicon Group commenced its activities during the year ended March 31, 2007 and its results up to March 31, 2007 had not been material in comparison to overall consolidated operating activities and therefore had previously been presented in aggregation with the Company's PV Group.

        The Company evaluates performance and allocates resources based on revenues and operating income (loss). Operating income (loss) for each segment includes selling, general and administrative expenses directly attributable to the segment including the amortization of acquired intangible assets. Corporate Services include non-allocable overhead costs, including human resources, legal, finance, general and administrative and corporate marketing expenses. Corporate Services assets include deferred tax assets, cash and cash equivalents and other non-allocated assets. The Company has included prior year data for comparative purposes.

        Financial information for the Company's business segments is as follows (in thousands):

	PV Group	Polysilicon Group	Corporate Services	Total
Year ended March 31, 2008
Revenue	$244,052	$—	$—	$244,052

Gross profit	$94,021	$(1,678)	$—	$92,343

Depreciation and amortization	$3,272	$236	$544	$4,052

Income (loss) from operations	$79,900	$(12,034)	$(20,945)	$46,921

Year ended March 31, 2007
Revenue	$60,119	$—	$—	$60,119

Gross profit	$23,835	$—	$—	$23,835

Depreciation and amortization	$15,734	$2	$331	$16,067

Income (loss) from operations	$(1,358)	$(2,098)	$(10,274)	$(13,730)

Assets
March 31, 2008	$281,303	$230,865	$88,443	$600,611

March 31, 2007	$141,242	$12,959	$87,228	$241,429

GT Solar International, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

March 31, 2008
(In thousands, except share and per share data)

14.    Segment and Geographical Information (Continued)

        The following table presents net sales by geographic region, which is based on the destination of the shipments:

	Year Ended March 31, 2008	Year Ended March 31, 2007	January 1, 2006 through March 31, 2006	April 1, 2005 through December 31, 2005
	(Successor)	(Successor)	(Successor)	(Predecessor)
Asia	$236,205	$43,041	$874	$29,550
Europe	3,606	11,228	1,191	5,495
North America	4,241	5,850	41	9,603

Net Sales	$244,052	$60,119	$2,106	$44,648

        A summary of long-lived assets, consisting of net property and equipment and intangible assets, by geographical region is as follows (in thousands):

	At March 31,
	2008	2007
United States	$19,371	$18,570
Asia	86	54

Total	$19,457	$18,624

15.    DSS Enhancements

        Commencing on January 14, 2008 the Company announced an enhancement to the DSS product line consisting of hardware and software improvements designed to improve operating safety. The Company is offering these enhancements free of charge to all customers worldwide. The Company has estimated the enhancement costs relating to eligible DSS units to be approximately $7.2 million of which $6.7 million has been expensed as of March 31, 2008. The future estimated costs of $0.5 million will be recorded as additional cost of goods sold when the remaining DSS units are recognized as revenue.

16.    Other Matters

        On April 23, 2007, the Board of Directors of GT Solar International, Inc. approved the filing of an S-1 Registration Statement with the Securities and Exchange Commission with respect to an initial public offering of its common stock by certain of its stockholders.

17.    Pro Forma Information (unaudited)

        Pro forma balance sheet information as of March 31, 2008 is presented to reflect two events planned to occur immediately prior to the initial public offering of the Company's common stock as described in Note 16 as though they occurred as of March 31, 2008:

  1)
  The Company anticipates entering into a credit facility, the primary purpose of which would be to issue standby letters of credit against customer deposits rather than collateralizing customer deposits with restricted cash. The effect of this facility would be to substantially reduce the restrictions on the Company's cash balances.

  2)
  The Company anticipates the payment of a dividend of $         million to the existing shareholders prior to the completion of the initial public offering.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following is a statement of estimated expenses, to be paid solely by the Registrant, of the issuance and distribution of the securities being registered hereby:

Securities and Exchange Commission registration fee		$6,140
FINRA filing fee		20,500
Nasdaq Global Market filing fee		*
Blue sky fees and expenses (including attorneys' fees and expenses)		*
Printing expenses		*
Accounting fees and expenses		*
Transfer agents fees and expenses		*
Legal fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*
To be provided by amendment.

Item 14.    Indemnification of Directors and Officers.

        The Registrant is incorporated under the laws of the State of Delaware. Section 145 ("Section 145") of the Delaware General Corporation Law, as the same exists or may hereafter be amended (the "DGCL"), provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer, director, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

        Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

        The Registrant's certificate of incorporation will provide that to the fullest extent permitted by the DGCL and except as otherwise provided in its by-laws, none of the Registrant's directors shall be liable to it or its stockholders for monetary damages for a breach of fiduciary duty. In addition, the Registrant's certificate of incorporation will provide for indemnification of any person who was or is made or threatened to be made a party to any action, suit or other proceeding, whether criminal, civil, administrative or investigative, because of his or her status as a director or officer of the Registrant, or service as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise at the request of the Registrant to the fullest extent authorized under the DGCL against all expenses, liabilities and losses reasonably incurred by such person. Further, all of the directors and officers of the Registrant are covered by insurance policies maintained and held in effect by the Registrant against certain liabilities for actions taken in their capacities as such, including liabilities under the Securities Act. In connection with this offering, the Registrant expects to enter into indemnification agreements with its directors. Pursuant to these director indemnification agreements, the Registrant will agree to indemnify each of them if any of them are made party to or threatened to be made party to any proceeding, by reason of their status as a director or in any capacity with respect to any employee benefit plan of the Registrant, subject to certain exceptions.

Item 15.    Recent Sales of Unregistered Securities.

        During the last three years, the Registrant has issued securities in the following transactions, each of which was exempt from the registration requirements of the Securities Act. No underwriters were involved in any of the below-referenced sales of securities. The historical share data set forth in this section has not been adjusted to reflect the stock split that is expected to be effected prior to the completion of this offering.

        During the last three years, the Registrant (or its predecessor) has issued the following securities without registration under the Securities Act of 1933:

        (1)   The Registrant was incorporated under the laws of the State of Delaware on September 27, 2006, and in connection therewith issued 100 shares of common stock to GT Solar Incorporated for an aggregate consideration of $100.00. This issuance was made without registration under the Securities Act in reliance upon Section 4(2) thereof.

        (2)   On September 28, 2006, the Registrant entered into the Agreement and Plan of Merger with Solar Incorporated (the "Operating Company") and GT Solar Merger Corp., a newly formed wholly owned subsidiary of the Registrant, pursuant to which GT Solar Merger Corp. was merged with and into the Operating Company, with the Operating Company continuing as the surviving corporation in the merger (the "Reorganization Merger"). In the Reorganization Merger, each outstanding share of common stock of the Operating Company was converted into one share of common stock of the Registrant, and each outstanding option to acquire a share of common stock of the Operating Company was converted into an option to acquire one share of common stock of the Registrant. As a result of the Reorganization Merger, the Registrant issued 8,370,000 shares of common stock. Immediately following, and as a result of, the Reorganization Merger, the Operating Company became a wholly owned direct subsidiary of the Registrant, and the Registrant became a wholly-owned direct subsidiary of GT Solar Holdings, LLC. This issuance was made without registration under the Securities Act in that the Reorganization Merger did not involve a "sale" of securities for purposes of Section 2(3) of the Securities Act. To the extent that the Reorganization Merger was deemed to involve a "sale," such sale was not subject to the registration requirements of the Securities Act under Section 4(2) thereof.

        (3)   In July 2006, the Operating Company granted options to purchase 195,840 shares of its common stock to certain executives, employees, directors and consultants. These option grants were made in the ordinary course of business and did not involve any cash payment from the optionees. The grant of options did not involve a "sale" of securities for purposes of Section 2(3) of the Securities Act and were otherwise made in reliance upon Rule 701 under the Securities Act. Following the Reorganization Merger, these options were converted into options exercisable for shares of the Registrant's common stock in accordance with the terms of such options.

        (4)   In December 2007 and January 2008, the Registrant granted options to purchase 187,331 shares of its common stock to certain executives, employees, directors and consultants and 5,000 shares of restricted stock to one executive. The option grants were made in the ordinary course of business and did not involve any cash payment from the optionees. The grant of options did not involve a "sale" of securities for purposes of Section 2(3) of the Securities Act and were otherwise made in reliance upon Rule 701 under the Securities Act. The grant of restricted stock did not involve any cash payment from the recipient thereof. The issuance of restricted stock was made without registration under the Securities Act in reliance upon Rule 701 thereof.

Item 16.    Exhibits and Financial Statement Schedules.

Exhibits.

        The attached Exhibit Index is incorporated by reference herein.

Financial Statement Schedules.

        All schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore has been omitted.

Item 17.    Undertakings.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

        (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   For the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

        (4)   For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

    A.
    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

    B.
    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

    C.
    The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

    D.
    Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

        The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 3 to registration statement to be signed on our behalf by the undersigned, thereunto duly authorized, in the City of Merrimack, State of New Hampshire, on June 6, 2008.

GT SOLAR INTERNATIONAL, INC.
By:	/s/ THOMAS M. ZARRELLA
Name:	Thomas M. Zarrella
Title:	President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act, this Amendment No. 3 to Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated on June 6, 2008.

Signature	Title

/s/ THOMAS M. ZARRELLA Thomas M. Zarrella	President and Chief Executive Officer and Director (principal executive officer)
/s/ ROBERT W. WOODBURY, JR Robert W. Woodbury, Jr	Chief Financial Officer (principal financial and accounting officer)
*	Director
Ernest L. Godshalk
*	Director
Richard K. Landers
*	Director
J. Bradford Forth
*	Director
J. Michal Conaway
*	Director
Fusen E. Chen
*
The undersigned by signing his name hereto, does sign and execute this Amendment No. 3 to Registration Statement on Form S-1 pursuant to the Power of Attorney executed by the above-named officers and directors of GT Solar International, Inc. and filed with the Securities and Exchange Commission.

/s/ THOMAS M. ZARRELLA Thomas M. Zarrella Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1	Form of Underwriting Agreement.*
2.1
Agreement and Plan of Merger, dated December 8, 2005, by and among GT Solar Incorporated (formerly known as GT Equipment Technologies, Inc.), GT Solar Holdings, LLC, Glow Merger Corporation, OCM/GFI Power Opportunities Fund II, L.P. and OCM/GFI Power Opportunities Fund II (Cayman), L.P., and the stockholders party thereto.
2.2	Agreement and Plan of Merger, dated as of September 28, 2006, by and among, GT Solar Incoproated, GT Solar International, Inc. and GT Solar Merger Corp.
3.1	Certificate of Incorporation of the Registrant.**
3.2	By-laws of the Registrant as adopted on September 28, 2006.**
3.3	Form of Amended and Restated Certificate of Incorporation of the Registrant.*
3.4	Form of Amended and Restated By-laws of the Registrant.*
4.1	Specimen Common Stock certificate.*
4.2	Senior Secured Promissory Note, dated December 30, 2005, by and among Glow Merger Corporation, OCM/GFI Power Opportunities Fund II, L.P. and OCM/GFI Power Opportunities Fund II (Cayman), L.P.**
4.3
Senior Secured Exchangeable Promissory Note, dated April 1, 2006, by and among GT Solar Incorporated, OCM/GFI Power Opportunities Fund II, L.P., OCM/GFI Power Opportunities Fund II (Cayman), L.P., Kedar P. Gupta, Thomas M. Zarrella and each of the other Class A shareholders of GT Solar Holdings, LLC.**
5.1	Form of Opinion of Kirkland & Ellis LLP.
10.1
Loan and Security Agreement, dated April 20, 2007, by and among GT Solar International, Inc., GT Solar Incorporated, GT Solar Holdings, LLC, GT Equipment Holdings, Inc., the financial institutions which are or which hereafter become a party hereto and Citizens Bank New Hampshire.**
10.2	Registration Rights Agreement, dated as of December 30, 2005, by and among the Registrant and the persons on the signature pages thereto.**
10.3	Employment Agreement, dated as of December 30, 2005, by and between GT Solar Incorporated and Thomas M. Zarrella.**
10.4	Employment Agreement, dated as of December 30, 2005, by and between GT Solar Incorporated and Howard T. Smith.**
10.5	Employment Agreement, dated as of December 30, 2005, by and between GT Solar Incorporated and Daniel F. Lyman.**
10.6	Employment Agreement, dated as of April 12, 2006, and as amended on January 16, 2007, by and between GT Solar Incorporated and David W. Keck.**
10.7	Employment Agreement, dated as of June 1, 2006, by and between GT Solar Incorporated and Jeffrey J. Ford.**
10.8	Employment Agreement, dated as of December 30, 2005, by and between GT Solar Incorporated and Dr. Kedar P. Gupta.**
10.9	Second Amended and Restated GT Solar International, Inc. 2006 Stock Option Plan, dated December 30, 2005, and amended July 7, 2006 and January 15, 2008.**
10.10	Confidentiality and Non-Competition Agreement, dated as of December 30, 2005, by and between GT Solar Incorporated and Thomas M. Zarrella.**

10.11	Confidentiality and Non-Competition Agreement, dated as of December 30, 2005, by and between GT Solar Incorporated and Howard T. Smith.**
10.12
Employee, Non-Competition, Non-Disclosure, Proprietary Information and Patent and Invention Assignment Agreement, dated as of December 30, 2005, by and between GT Solar Incorporated and Daniel F. Lyman.**
10.13	Employee, Non-Competition, Non-Disclosure, Proprietary Information and Patent and Invention Assignment Agreement, dated as of April 17, 2006, by and between GT Solar Incorporated and David W. Keck.**
10.14	Employee, Non-Competition, Non-Disclosure, Proprietary Information and Patent and Invention Assignment Agreement, dated as of June 1, 2006, by and between GT Solar Incorporated and Jeffrey J. Ford.**
10.15	Confidentiality and Non-Competition Agreement, dated as of December 30, 2005, by and between GT Solar Incorporated and Dr. Kedar P. Gupta.**
10.16	Retirement Agreement, dated as of November 21, 2006, by and between GT Solar Incorporated and Dr. Kedar P. Gupta.**
10.17	Form of Director Indemnification Agreement.*
10.18	Engineering Agreement, dated as of March 14, 2006, by and between GT Solar Incorporated and Poly Engineering, S.r.l.+**
10.19	Amendment to Employment Agreement, dated January 16, 2007, by and between GT Solar Incorporated and David W. Keck.**
10.20	Separation Agreement, dated as of October 5, 2007, by and between GT Solar Incorporated and Howard T. Smith.**
10.21	Employment Agreement, dated as of January 2, 2008, by and between the Registrant and Robert W. Woodbury, Jr.**
10.22	Employment Agreement, dated as of November 7, 2007, by and between the Registrant and Edwin L. Lewis.**
10.23	Employment Agreement, dated as of August 6, 2007, by and between the Registrant and John (Rick) Tattersfield.**
10.24	GT Solar Incorporated Management Incentive Program for Fiscal Year 2008.**
10.25	Form of Stock Option Agreement under the GT Solar International, Inc. 2006 Stock Option Plan, as amended.**
10.26	Restricted Stock Agreement, dated as of March 17, 2008, by and between the Registrant and Robert W. Woodbury.**
10.27	Letter Agreement, dated March 5, 2008 by and between the Registrant and John (Rick) Tattersfield.**
10.28	Letter Agreement, dated August 8, 2006, by and between the Registrant and Ernest L. Godshalk.
10.29	Letter Agreement, dated April 4, 2007, by and between the Registrant and Ernest L. Godshalk.
10.30	Letter Agreement, dated May 9, 2008, by and between the Registrant and J. Michal Conaway.
10.31	Letter Agreement, dated May 9, 2008 by and between the Registrant and Fusen E. Chen.
10.32	Guaranty, dated as of April 1, 2006, by GT Solar Holdings, LLC and GT Equipment Holdings, Inc. of Senior Secured Exchangeable Promissory Note.

10.33	GT Solar Holdings, LLC Limited Liability Company Agreement, dated as of December 30, 2005.
10.34	Form of 2008 Equity Incentive Plan.*
21.1	Subsidiaries of the Registrant.
23.1	Consent of Ernst & Young LLP.
23.2	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1*).
24.1	Power of Attorney (included in signature page to Amendment No. 2).**
24.2	Power of Attorney—J. Michal Conaway.
24.3	Power of Attorney—Fusen E. Chen.

*
To be filed by amendment.
**
Previously filed.
+
Certain confidential portions have been omitted pursuant to a confidential treatment request filed separately with the Securities and Exchange Commission.